Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/29/2026	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Nasdaq Texas, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):
151 W. 42 Street, New York, NY 10036

26000311

3. Provide the applicant's mailing address (if different):
Office of General Counsel
850 King Farm Blvd., Rockville, MD 20850

4. Provide the applicant's business telephone and facsimile number:
301-978-8400 (Telephone)
(Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

(Name)	(Title)	(Telephone Number)
Sun Kim	Associate General Counsel	646-420-7816

6. Provide the name and address of counsel for the applicant:
John A. Zecca
805 King Farm Blvd.
Rockville, MD 20850

7. Provide the date applicant's fiscal year ends: 12/31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify): ______

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/13/2026 (b) State/Country of formation: Texas

(c) Statute under which applicant was organized: Texas Business Organization Code

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/29/2026 (MM/DD/YY) — Nasdaq Texas, LLC (Name of applicant)

By: [signature] Date: 2026.06.29 16:59:44 -04'00' (Signature) — John A. Zecca, EVP and Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this day ______ of ______ (Month), ______ (Year) by ______ (Notary Public)

My Commission expires ______ County of ______ State of ______

Based upon relief from the Commission staff and difficulties arising from Covid-19, The Nasdaq Stock Market LLC is making this filing without notarization

Nasdaq
151 West 42nd Street, NY 10036 USA | Nasdaq.com

June 29, 2026

Via Electronic Filing

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision

Re: Nasdaq Texas, LLC ("Exchange") Filing Pursuant Rule 6a-2(b)

Dear Sir or Madam:

Pursuant to Rule 6a-2(b), the Exchange is hereby filing the its annual Form 1 amendment.

Exhibits D and I are enclosed. For Exhibits K, M, and N, pursuant to Rule 6a-2(d), the Exchange hereby certifies that the information is kept up to date and is available to the Commission and the public upon request.

Sincerely,

/s/ Sun Kim

Sun Kim
Senior Associate General Counsel

Exhibit D

Index of Subsidiaries and Affiliates of the Exchanges

As of December 31, 2025

1. The Nasdaq Stock Market, LLC
2. Adenza, Inc.
3. BoardVantage, Inc.
4. Boston Stock Exchange Clearing Corporation
5. Content Services, LLC
6. Curzon Street Acquisition, LLC (Merged 12/2025)
7. Dasetti, Inc. (27.58% directly or indirectly owned by Nasdaq, Inc.)
8. Directors Desk, LLC
9. Dorsey, Wright & Associates, LLC
10. eVestment Alliance, LLC
11. eVestment, Inc.
12. FINRA/NASDAQ Trade Reporting Facility LLC
13. FRAMLxchange Inc.
14. FTEN, Inc.
15. GraniteBlock, Inc. (Merged 06/2025)
16. Granite Redux, Inc. (Merged 06/2025)
17. International Securities Exchange Holdings, Inc.
18. Longitude LLC
19. Nasdaq BX, Inc.
20. NASDAQ Capital Markets Advisory LLC
21. Nasdaq Corporate Services, LLC
22. Nasdaq Corporate Solutions, LLC
23. Nasdaq Data Acquisition, LLC (Formed 10/2025)
24. Nasdaq Digital Asset Holdings, LLC
25. NASDAQ Energy Futures, LLC
26. Nasdaq Execution Services, LLC
27. Nasdaq Fund Secondaries, LLC
28. NASDAQ Futures, Inc.
29. Nasdaq GEMX, LLC
30. NASDAQ Global, Inc.
31. Nasdaq Governance Solutions, Inc. (Dissolved 10/2025)
32. Nasdaq, Inc.
33. Nasdaq Information, LLC
34. Nasdaq ISE, LLC
35. Nasdaq MRX, LLC
36. Nasdaq PHLX LLC
37. Nasdaq Private Market, LLC (28.62% directly or indirectly owned by Nasdaq, Inc.)
38. Nasdaq SB Holdings, LLC
39. Nasdaq Technology Services, LLC
40. Nasdaq Verafin LLC (Previously Verafin AcquisitionCo LLC, name change as of 05/2024)
41. NFSTX, LLC
42. OneReport, LLC
43. Operations & Compliance Network, LLC
44. QDiligence LLC
45. Solovis, Inc. (Sold 10/2025)
46. Stock Clearing Corporation of Philadelphia
47. Strategic Financial Solutions, LLC (Merged 12/2025)
48. Sybenetix Inc.
49. The Center for Board Evaluations, Inc. (Dissolved 10/2025)
50. The Nasdaq Options Market LLC

51. The Options Clearing Corporation (20% owned by Nasdaq ISE, LLC, 20% owned by Nasdaq PHLX LLC)
52. U.S. Exchange Holdings, Inc.
53. Verafin USA Inc. (Liquidated 04/2025)
54. Volos Portfolio Solutions, Inc. (Acquired 12/2025)
55. AB Nasdaq Vilnius
56. Adenza Australia Pty Ltd.
57. Adenza Brasil Ltda
58. Adenza Canada, Inc. (Liquidated 01/2025)
59. Adenza Chile SpA
60. Adenza Colombia S.A.S.
61. Adenza Georgia LLC
62. Adenza India Private Ltd.
63. Adenza Ireland Ltd.
64. Adenza Israel Ltd.
65. Adenza Japan KK (Liquidated 01/2025)
66. Adenza Korea LLC (Merged 01/2025)
67. Adenza Netherlands B.V.
68. ADENZA POLAND SOO SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA
69. Adenza Portugal S.A.
70. Adenza Spain S.L.
71. Adenza Technology (DIFC) Ltd.
72. Adenza Technology de Mexico, S. de R.L. de C.V.
73. Adenza Germany GmbH
74. AS Pensionikeskus
75. Axioma SD, Ltd.
76. AxiomSL Holdings B.V.
77. AxiomSL Ltd. (UK) (Dissolved 11/2025)
78. Calypso Software (Beijing) Co Ltd
79. Calypso Technology International Ltd. (Dissolved 03/2025)
80. Calypso Technology Pte. Ltd.
81. Cinnober Financial Technology AB
82. Curzon Street Holdings Limited (Dissolved 11/2025)
83. Ensoleillement Inc.
84. eVestment Alliance Australia Pty Limited
85. eVestment Alliance (UK) Limited
86. Indxis Ltd (Dissolved 12/2025)
87. Kuberno Limited (32.92% directly or indirectly owned by Nasdaq, Inc.)
88. Metrio Software Inc.
89. Nasdaq AB
90. Nasdaq Arabia Limited
91. Nasdaq (Asia Pacific) Pte. Ltd.
92. Nasdaq Australia Holdings Pty Ltd
93. NASDAQ Canada Inc.
94. Nasdaq Clearing AB
95. Nasdaq Clearing Oslo NUF
96. Nasdaq Copenhagen A/S
97. Nasdaq Corporate Solutions (India) Private Limited
98. Nasdaq Corporate Solutions International Limited
99. Nasdaq CSD SE
100. Nasdaq CXC Limited
101. Nasdaq Exchange and Clearing Services AB
102. Nasdaq France SARL (Previously Adenza France SARL, name change as of 01/2025)
103. NASDAQ Germany GmbH
104. Nasdaq Helsinki Ltd
105. Nasdaq Holding AB
106. Nasdaq Holding Denmark A/S

107. Nasdaq Holding Luxembourg Sarl (Dissolved 04/2025)
108. Nasdaq Iceland hf.
109. Nasdaq International Ltd
110. NASDAQ Korea Ltd
111. Nasdaq Limited (Previously Adenza Ltd, name change as of 03/2025)
112. Nasdaq Ltd
113. Nasdaq Nordic Ltd
114. NASDAQ OMX Europe Ltd (Merged 04/2025)
115. Nasdaq Oslo ASA
116. Nasdaq Pty Ltd
117. Nasdaq Riga, AS (92.98% owned, directly or indirectly, by Nasdaq, Inc.)
118. Nasdaq Singapore Pte. Ltd. (Previously Adenza Singapore Pte. Ltd., name change as of 05/2025)
119. Nasdaq Spot AB (Liquidated 01/2025)
120. Nasdaq Stockholm AB
121. Nasdaq Tallinn AS
122. Nasdaq Technology AB
123. Nasdaq Technology Energy Systems AS
124. Nasdaq Technology Italy Srl
125. Nasdaq Technology (Japan) Ltd
126. Nasdaq Teknoloji Servisi Limited Sirketi
127. Nasdaq Treasury AB
128. Nasdaq Vilnius Services UAB
129. Nasdaq Wizer Solutions AB
130. NASDAQ France SAS (Liquidated 12/2024)
131. OMX Treasury Euro AB (99.9% owned, directly or indirectly, by Nasdaq, Inc.)
132. OMX Treasury Euro Holding AB
133. OMX Netherlands Holding B.V. (liquidated 11/2024)
134. OMX Netherlands B.V. (liquidated 11/2024)
135. Puro.earth (70% owned, directly or indirectly, by Nasdaq, Inc.)
136. Quandl, Inc.
137. RF Nordic Express AB (50.1% owned, directly or indirectly, by Nasdaq, Inc.) (Sold 12/2025)
138. Shareholder.com B.V. (Merged 12/2025)
139. Simplitium Ltd (Sold 04/2025)
140. SMARTS Broker Compliance Pty Ltd
141. SMARTS Market Surveillance Pty Ltd
142. Sybenetix Limited
143. Sybenetix Ukraine
144. TopQ Software Limited
145. TOV AxiomSL
146. Verafin Solutions ULC
147. Whittaker & Garnier Limited (Dissolved 11/2025)

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Nasdaq Stock Market, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	848
Investments	-
Total Receivables - Net	147,691
Current restricted Cash and Cash equivalents	31
Other Current Assets	162,560
Margin Deposits & Default Fund	-
Total Current Assets	**311,129**
Long Term Assets:	
Total Property and Equipment - Net	144,928
Goodwill	923,564
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	74,757
Right of use asset	113
Total Long Term Assets	**1,143,362**
Total Assets	**1,454,491**
LIABILITIES	
AP and Accrued Expenses	33,765
Accrued Personnel Costs	59,524
Deferred Revenue	32,789
Lease liability - current	35
Other Accrued Liabilities	23,996
Other Current Liabilities	233
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**150,342**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	44,438
Lease liability - non current	-
All Other Long Term Liabilities	6
Long Term Liabilities	**44,443**
Total Liabilities	**194,785**
EQUITY	-
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	909,831
Accumulated Other Comprehensive Income/(Loss)	(31)
Total Retained Earnings	349,907
Total NASDAQ OMX Stockholders' Equity	**1,259,706**
Total Noncontrolling Interest	-
Total Equity	**1,259,706**
Total Liabilities Minority Interest and Stockholders Equity	**1,454,491**

Nasdaq, Inc.

Unconsolidated Statement of Income -The Nasdaq Stock Market, LLC

(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	599,031
Financial Technology	132,822
Market Services	2,365,932
Other	36,887
Total Revenues	**3,134,673**
Transaction-based expenses:	-
Transaction Rebates	(1,497,558)
Brokerage, Clearance and Exchange Fees	**(398,233)**
Revenues less Cost of Revenues	**1,238,882**
Operating Expenses:	-
Compensation and Benefits	**223,485**
Marketing and Advertising	**26,886**
Depr and Amortization	**36,699**
Professional and Contract Services	38,301
Technology and Comm Infrastructure	42,765
Occupancy	10,131
Regulatory	17,200
General Administrative and Other	30,154
Merger Related Expenses Total	2,043
Restructuring Charges	2,460
Total Operating Expenses	430,124
Operating Income	808,758
Total Interest Income	0
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	808,758
Income Tax provisions	47
Net Income before Minority Interest	808,711
Net (gain) loss attributable to noncontrolling interests	-
Net Income	808,711

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	25,420
Investments	-
Total Receivables - Net	214,023
Current restricted Cash and Cash equivalents	-
Other Current Assets	560,222
Margin Deposits & Default Fund	-
Total Current Assets	**799,665**
Long Term Assets:	
Total Property and Equipment - Net	55,110
Goodwill	6,005,733
Other Intangibles	4,299,611
Non Current Deferred Taxes	137,343
Other Long Term Assets	150,772
Right of use asset	3,591
Total Long Term Assets	**10,652,160**
Total Assets	**11,451,825**
LIABILITIES	
AP and Accrued Expenses	27,499
Accrued Personnel Costs	10,606
Deferred Revenue	275,845
Lease liability - current	1,942
Other Accrued Liabilities	513
Other Current Liabilities	2,463
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**318,868**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,237,567
Non-current deferred revenue	7,625
Lease liability - non current	4,767
All Other Long Term Liabilities	103,740
Long Term Liabilities	**1,353,699**
Total Liabilities	**1,672,566**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	10,139,464
Accumulated Other Comprehensive Income/(Loss)	(659)
Total Retained Earnings	(359,546)
Total NASDAQ OMX Stockholders' Equity	**9,779,259**
Total Noncontrolling Interest	-
Total Equity	**9,779,259**
Total Liabilities Minority Interest and Stockholders Equity	**11,451,825**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	(3)
Financial Technology	632,860
Market Services	-
Other	32,270
Total Revenues	**665,126**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**665,126**
Operating Expenses:	**-**
Compensation and Benefits	**55,666**
Marketing and Advertising	**36**
Depr and Amortization	**355,192**
Professional and Contract Services	330,185
Technology and Comm Infrastructure	15,016
Occupancy	4,189
Regulatory	-
General Administrative and Other	24,559
Merger Related Expenses Total	2,510
Restructuring Charges	3,146
Total Operating Expenses	790,499
Operating Income	(125,373)
Total Interest Income	571
Total Interest Expense	(23)
Dividend and Investment Income	**1,069**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(123,755)
Income Tax provisions	4,389
Net Income before Minority Interest	(128,144)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(128,144)

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	2,999
Current restricted Cash and Cash equivalents	-
Other Current Assets	44,374
Margin Deposits & Default Fund	-
Total Current Assets	**47,373**
Long Term Assets:	
Total Property and Equipment - Net	5,600
Goodwill	140,412
Other Intangibles	31,912
Non Current Deferred Taxes	4,974
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**182,899**
Total Assets	**230,272**
LIABILITIES	
AP and Accrued Expenses	164
Accrued Personnel Costs	812
Deferred Revenue	10,158
Lease liability - current	-
Other Accrued Liabilities	51
Other Current Liabilities	5
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**11,191**
Total Long Term Debt	-
Non Current Deferred Tax Liability	15,560
Non-current deferred revenue	41
Lease liability - non current	-
All Other Long Term Liabilities	2,198
Long Term Liabilities	**17,799**
Total Liabilities	**28,990**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	196,516
Accumulated Other Comprehensive Income/(Loss)	(6)
Total Retained Earnings	4,772
Total NASDAQ OMX Stockholders' Equity	**201,282**
Total Noncontrolling Interest	-
Total Equity	**201,282**
Total Liabilities Minority Interest and Stockholders Equity	**230,272**

Nasdaq, Inc.
Unconsolidated Statement of Income -BoardVantage, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	21,888
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**21,888**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**21,888**
Operating Expenses:	**-**
Compensation and Benefits	**3,900**
Marketing and Advertising	**-**
Depr and Amortization	**8,693**
Professional and Contract Services	(679)
Technology and Comm Infrastructure	653
Occupancy	253
Regulatory	-
General Administrative and Other	2,052
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	14,872
Operating Income	7,016
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	7,016
Income Tax provisions	-
Net Income before Minority Interest	7,016
Net (gain) loss attributable to noncontrolling interests	-
Net Income	7,016

Nasdaq, Inc.
Unconsolidated Balance Sheet -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	132
Margin Deposits & Default Fund	-
Total Current Assets	**132**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	1,400
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,400**
Total Assets	**1,532**
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	369
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**369**
Total Liabilities	**369**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,204
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,041)
Total NASDAQ OMX Stockholders' Equity	**1,163**
Total Noncontrolling Interest	-
Total Equity	**1,163**
Total Liabilities Minority Interest and Stockholders Equity	**1,532**

Nasdaq, Inc.
Unconsolidated Statement of Income -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	47
Current restricted Cash and Cash equivalents	-
Other Current Assets	162
Margin Deposits & Default Fund	-
Total Current Assets	**209**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**209**
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	12
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**12**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**12**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	197
Total NASDAQ OMX Stockholders' Equity	**197**
Total Noncontrolling Interest	-
Total Equity	**197**
Total Liabilities Minority Interest and Stockholders Equity	**209**

Nasdaq, Inc.
Unconsolidated Statement of Income -Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	116
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**116**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**116**
Operating Expenses:	**-**
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	0
Operating Income	116
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	116
Income Tax provisions	-
Net Income before Minority Interest	116
Net (gain) loss attributable to noncontrolling interests	-
Net Income	116

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Acquisition, LLC (Merged into Strategic Financial Solutions,
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**6**
Total Assets	**6**
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	6
Long Term Liabilities	**6**
Total Liabilities	**6**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	**-**
Total Noncontrolling Interest	-
Total Equity	**-**
Total Liabilities Minority Interest and Stockholders Equity	**6**

Nasdaq, Inc.
Unconsolidated Statement of Income -Curzon Street Acquisition, LLC (Merged into Strategic Financial Sol
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Dasetti, Inc. (27.58% directly or indirectly owned by Nasda
(in thousands, unaudited)

Notes: (27.58% directly or indirectly owned by Nasdaq, Inc.)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	485
Current restricted Cash and Cash equivalents	-
Other Current Assets	22,163
Margin Deposits & Default Fund	-
Total Current Assets	**22,649**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6,573
Other Intangibles	68
Non Current Deferred Taxes	1
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**6,643**
Total Assets	**29,291**
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	3,397
Lease liability - current	-
Other Accrued Liabilities	(1)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**3,397**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,729
Non-current deferred revenue	1
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,730**
Total Liabilities	**5,127**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,581
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	19,584
Total NASDAQ OMX Stockholders' Equity	**24,164**
Total Noncontrolling Interest	-
Total Equity	**24,164**
Total Liabilities Minority Interest and Stockholders Equity	**29,291**

Nasdaq, Inc.
Unconsolidated Statement of Income -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	11,210
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**11,210**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**11,210**
Operating Expenses:	**-**
Compensation and Benefits	**-**
Marketing and Advertising	**-**
Depr and Amortization	**46**
Professional and Contract Services	-
Technology and Comm Infrastructure	88
Occupancy	-
Regulatory	-
General Administrative and Other	127
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	261
Operating Income	10,949
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	10,949
Income Tax provisions	-
Net Income before Minority Interest	10,949
Net (gain) loss attributable to noncontrolling interests	-
Net Income	10,949

Nasdaq, Inc.
Unconsolidated Balance Sheet -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	186
Total Receivables - Net	9,437
Current restricted Cash and Cash equivalents	-
Other Current Assets	46,876
Margin Deposits & Default Fund	-
Total Current Assets	**56,499**
Long Term Assets:	
Total Property and Equipment - Net	484
Goodwill	110,814
Other Intangibles	115,604
Non Current Deferred Taxes	620
Other Long Term Assets	16
Right of use asset	354
Total Long Term Assets	**227,892**
Total Assets	**284,391**
LIABILITIES	
AP and Accrued Expenses	375
Accrued Personnel Costs	2,247
Deferred Revenue	3,057
Lease liability - current	197
Other Accrued Liabilities	(4,505)
Other Current Liabilities	0
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**1,371**
Total Long Term Debt	-
Non Current Deferred Tax Liability	25,038
Non-current deferred revenue	-
Lease liability - non current	163
All Other Long Term Liabilities	1
Long Term Liabilities	**25,203**
Total Liabilities	**26,573**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	348,410
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(90,592)
Total NASDAQ OMX Stockholders' Equity	**257,818**
Total Noncontrolling Interest	-
Total Equity	**257,818**
Total Liabilities Minority Interest and Stockholders Equity	**284,391**

Nasdaq, Inc.
Unconsolidated Statement of Income -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	30,321
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**30,321**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**30,321**
Operating Expenses:	**-**
Compensation and Benefits	**8,089**
Marketing and Advertising	**154**
Depr and Amortization	**2,167**
Professional and Contract Services	498
Technology and Comm Infrastructure	2,347
Occupancy	293
Regulatory	-
General Administrative and Other	1,359
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	14,907
Operating Income	15,414
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	15,414
Income Tax provisions	-
Net Income before Minority Interest	15,414
Net (gain) loss attributable to noncontrolling interests	-
Net Income	15,414

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	(13)
Investments	-
Total Receivables - Net	35,387
Current restricted Cash and Cash equivalents	-
Other Current Assets	213,461
Margin Deposits & Default Fund	-
Total Current Assets	**248,835**
Long Term Assets:	
Total Property and Equipment - Net	30,825
Goodwill	63,150
Other Intangibles	133,244
Non Current Deferred Taxes	5,802
Other Long Term Assets	123,317
Right of use asset	2,874
Total Long Term Assets	**359,212**
Total Assets	**608,047**
LIABILITIES	
AP and Accrued Expenses	3,213
Accrued Personnel Costs	10,011
Deferred Revenue	93,092
Lease liability - current	1,901
Other Accrued Liabilities	(579)
Other Current Liabilities	(0)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**107,637**
Total Long Term Debt	-
Non Current Deferred Tax Liability	65,851
Non-current deferred revenue	2,351
Lease liability - non current	5,376
All Other Long Term Liabilities	34,160
Long Term Liabilities	**107,738**
Total Liabilities	**215,375**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	378,049
Accumulated Other Comprehensive Income/(Loss)	79
Total Retained Earnings	14,543
Total NASDAQ OMX Stockholders' Equity	**392,671**
Total Noncontrolling Interest	-
Total Equity	**392,671**
Total Liabilities Minority Interest and Stockholders Equity	**608,047**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	139,747
Financial Technology	-
Market Services	-
Other	13,098
Total Revenues	**152,845**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**152,845**
Operating Expenses:	**-**
Compensation and Benefits	**61,132**
Marketing and Advertising	**72**
Depr and Amortization	**28,793**
Professional and Contract Services	17,122
Technology and Comm Infrastructure	8,324
Occupancy	1,926
Regulatory	-
General Administrative and Other	6,030
Merger Related Expenses Total	199
Restructuring Charges	1,584
Total Operating Expenses	125,182
Operating Income	27,663
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	27,663
Income Tax provisions	64
Net Income before Minority Interest	27,599
Net (gain) loss attributable to noncontrolling interests	-
Net Income	27,599

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	15,780
Current restricted Cash and Cash equivalents	-
Other Current Assets	4,900
Margin Deposits & Default Fund	-
Total Current Assets	**20,680**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	368,730
Other Intangibles	-
Non Current Deferred Taxes	(2,975)
Other Long Term Assets	510,964
Right of use asset	-
Total Long Term Assets	**876,719**
Total Assets	**897,399**
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(576)
Other Current Liabilities	15,299
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**14,723**
Total Long Term Debt	-
Non Current Deferred Tax Liability	3,555
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	124,791
Long Term Liabilities	**128,346**
Total Liabilities	**143,069**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	732,707
Accumulated Other Comprehensive Income/(Loss)	157
Total Retained Earnings	21,466
Total NASDAQ OMX Stockholders' Equity	**754,330**
Total Noncontrolling Interest	-
Total Equity	**754,330**
Total Liabilities Minority Interest and Stockholders Equity	**897,399**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**2,750**
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	(5)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	2,745
Operating Income	(2,745)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(2,745)
Income Tax provisions	-
Net Income before Minority Interest	(2,745)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(2,745)

Nasdaq, Inc.
Unconsolidated Balance Sheet -FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	15,055
Current restricted Cash and Cash equivalents	-
Other Current Assets	15,851
Margin Deposits & Default Fund	-
Total Current Assets	**30,906**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	5
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**5**
Total Assets	**30,910**
LIABILITIES	
AP and Accrued Expenses	3,795
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(240)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**3,555**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3,555**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	23,356
Total NASDAQ OMX Stockholders' Equity	**27,356**
Total Noncontrolling Interest	-
Total Equity	**27,356**
Total Liabilities Minority Interest and Stockholders Equity	**30,910**

Nasdaq, Inc.
Unconsolidated Statement of Income -FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	68,278
Other	-
Total Revenues	**68,278**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**68,278**
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1,695
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	17,953
General Administrative and Other	2,067
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	21,715
Operating Income	46,563
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	46,563
Income Tax provisions	-
Net Income before Minority Interest	46,563
Net (gain) loss attributable to noncontrolling interests	-
Net Income	46,563

Nasdaq, Inc.
Unconsolidated Balance Sheet -FRAMLxchange Inc.
(in thousands, unaudited)

Notes:

Nasdaq, Inc.
Unconsolidated Balance Sheet -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	7,386
Current restricted Cash and Cash equivalents	-
Other Current Assets	14,245
Margin Deposits & Default Fund	-
Total Current Assets	**21,631**
Long Term Assets:	
Total Property and Equipment - Net	25
Goodwill	526,084
Other Intangibles	-
Non Current Deferred Taxes	438
Other Long Term Assets	-
Right of use asset	0
Total Long Term Assets	**526,547**
Total Assets	**548,178**
LIABILITIES	
AP and Accrued Expenses	1,779
Accrued Personnel Costs	465
Deferred Revenue	82
Lease liability - current	0
Other Accrued Liabilities	1,534
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**3,860**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(218,916)
Non-current deferred revenue	-
Lease liability - non current	(0)
All Other Long Term Liabilities	-
Long Term Liabilities	**(218,916)**
Total Liabilities	**(215,056)**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,163,123
Accumulated Other Comprehensive Income/(Loss)	(27)
Total Retained Earnings	(399,862)
Total NASDAQ OMX Stockholders' Equity	**763,234**
Total Noncontrolling Interest	-
Total Equity	**763,234**
Total Liabilities Minority Interest and Stockholders Equity	**548,178**

Nasdaq, Inc.
Unconsolidated Statement of Income -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	(48)
Financial Technology	18,360
Market Services	-
Other	103
Total Revenues	**18,416**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**18,416**
Operating Expenses:	-
Compensation and Benefits	**2,289**
Marketing and Advertising	-
Depr and Amortization	**36**
Professional and Contract Services	2,648
Technology and Comm Infrastructure	12,345
Occupancy	162
Regulatory	-
General Administrative and Other	422
Merger Related Expenses Total	-
Restructuring Charges	78
Total Operating Expenses	17,980
Operating Income	435
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	435
Income Tax provisions	-
Net Income before Minority Interest	435
Net (gain) loss attributable to noncontrolling interests	-
Net Income	435

Nasdaq, Inc.
Unconsolidated Balance Sheet -GraniteBlock, Inc. (merged 6/2025)
(in thousands, unaudited)

Notes: (merged 6/2025)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Granite Redux, Inc. (merged 6/2025)
(in thousands, unaudited)

Notes: (merged 6/2025)

Nasdaq, Inc.
Unconsolidated Balance Sheet -International Securities Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	530
Current restricted Cash and Cash equivalents	-
Other Current Assets	(12,203)
Margin Deposits & Default Fund	-
Total Current Assets	**(11,673)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	549,456
Other Intangibles	513,465
Non Current Deferred Taxes	12,057
Other Long Term Assets	120,015
Right of use asset	-
Total Long Term Assets	**1,194,993**
Total Assets	**1,183,320**
LIABILITIES	
AP and Accrued Expenses	97,542
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(4,467)
Other Current Liabilities	131,493
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**224,568**
Total Long Term Debt	-
Non Current Deferred Tax Liability	176,482
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**176,482**
Total Liabilities	**401,051**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	743,500
Accumulated Other Comprehensive Income/(Loss)	168
Total Retained Earnings	38,601
Total NASDAQ OMX Stockholders' Equity	**782,269**
Total Noncontrolling Interest	-
Total Equity	**782,269**
Total Liabilities Minority Interest and Stockholders Equity	**1,183,320**

Nasdaq, Inc.

Unconsolidated Statement of Income -International Securities Exchange Holdings, Inc.

(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**11,362**
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	11,362
Operating Income	(11,362)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(11,362)
Income Tax provisions	-
Net Income before Minority Interest	(11,362)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(11,362)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,225
Margin Deposits & Default Fund	-
Total Current Assets	**1,225**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(0)**
Total Assets	**1,225**
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(17)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**(17)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(25)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(25)**
Total Liabilities	**(42)**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,541
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(274)
Total NASDAQ OMX Stockholders' Equity	**1,267**
Total Noncontrolling Interest	-
Total Equity	**1,267**
Total Liabilities Minority Interest and Stockholders Equity	**1,225**

Nasdaq, Inc.
Unconsolidated Statement of Income -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	2
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	2
Operating Income	(2)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(2)
Income Tax provisions	-
Net Income before Minority Interest	(2)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(2)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	7
Investments	-
Total Receivables - Net	6,961
Current restricted Cash and Cash equivalents	-
Other Current Assets	54,892
Margin Deposits & Default Fund	-
Total Current Assets	**61,861**
Long Term Assets:	
Total Property and Equipment - Net	20
Goodwill	31,048
Other Intangibles	48,400
Non Current Deferred Taxes	2,934
Other Long Term Assets	16,882
Right of use asset	-
Total Long Term Assets	**99,283**
Total Assets	**161,144**
LIABILITIES	
AP and Accrued Expenses	486
Accrued Personnel Costs	0
Deferred Revenue	340
Lease liability - current	-
Other Accrued Liabilities	335
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**1,161**
Total Long Term Debt	-
Non Current Deferred Tax Liability	11,844
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**11,844**
Total Liabilities	**13,005**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43,600
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	104,539
Total NASDAQ OMX Stockholders' Equity	**148,139**
Total Noncontrolling Interest	-
Total Equity	**148,139**
Total Liabilities Minority Interest and Stockholders Equity	**161,144**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	9,798
Financial Technology	17,436
Market Services	132,980
Other	-
Total Revenues	**160,214**
Transaction-based expenses:	**-**
Transaction Rebates	(56,680)
Brokerage, Clearance and Exchange Fees	**(9,190)**
Revenues less Cost of Revenues	**94,345**
Operating Expenses:	**-**
Compensation and Benefits	**-**
Marketing and Advertising	**-**
Depr and Amortization	**89**
Professional and Contract Services	158
Technology and Comm Infrastructure	1,573
Occupancy	-
Regulatory	1,497
General Administrative and Other	882
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	4,200
Operating Income	90,145
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	90,145
Income Tax provisions	-
Net Income before Minority Interest	90,145
Net (gain) loss attributable to noncontrolling interests	-
Net Income	90,145

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	679
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	250
Other Current Assets	2,100
Margin Deposits & Default Fund	-
Total Current Assets	**3,029**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**3,029**
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	672
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	2,357
Total NASDAQ OMX Stockholders' Equity	**3,029**
Total Noncontrolling Interest	-
Total Equity	**3,029**
Total Liabilities Minority Interest and Stockholders Equity	**3,029**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	1,578
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**1,578**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,578**
Operating Expenses:	-
Compensation and Benefits	**342**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	65
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	18
General Administrative and Other	5
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	430
Operating Income	1,148
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,148
Income Tax provisions	-
Net Income before Minority Interest	1,148
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,148

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	14,470
Current restricted Cash and Cash equivalents	-
Other Current Assets	4,543
Margin Deposits & Default Fund	-
Total Current Assets	**19,013**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	36,205
Other Intangibles	-
Non Current Deferred Taxes	(71)
Other Long Term Assets	4,581
Right of use asset	(0)
Total Long Term Assets	**40,715**
Total Assets	**59,728**
LIABILITIES	
AP and Accrued Expenses	(90)
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	0
Other Accrued Liabilities	6,671
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**6,580**
Total Long Term Debt	-
Non Current Deferred Tax Liability	516
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**516**
Total Liabilities	**7,097**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	48,999
Accumulated Other Comprehensive Income/(Loss)	139
Total Retained Earnings	3,494
Total NASDAQ OMX Stockholders' Equity	**52,631**
Total Noncontrolling Interest	-
Total Equity	**52,631**
Total Liabilities Minority Interest and Stockholders Equity	**59,728**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	53
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**53**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**53**
Operating Expenses:	**-**
Compensation and Benefits	**(20)**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	(0)
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	(20)
Operating Income	73
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	73
Income Tax provisions	-
Net Income before Minority Interest	73
Net (gain) loss attributable to noncontrolling interests	-
Net Income	73

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	192,272
Current restricted Cash and Cash equivalents	-
Other Current Assets	3,792
Margin Deposits & Default Fund	-
Total Current Assets	**196,063**
Long Term Assets:	
Total Property and Equipment - Net	30,435
Goodwill	131,949
Other Intangibles	-
Non Current Deferred Taxes	1,559
Other Long Term Assets	202,678
Right of use asset	370
Total Long Term Assets	**366,991**
Total Assets	**563,055**
LIABILITIES	
AP and Accrued Expenses	5,525
Accrued Personnel Costs	13,944
Deferred Revenue	43,361
Lease liability - current	162
Other Accrued Liabilities	599
Other Current Liabilities	148,492
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**212,083**
Total Long Term Debt	-
Non Current Deferred Tax Liability	16,804
Non-current deferred revenue	196
Lease liability - non current	501
All Other Long Term Liabilities	11
Long Term Liabilities	**17,511**
Total Liabilities	**229,594**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	435,964
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(102,503)
Total NASDAQ OMX Stockholders' Equity	**333,461**
Total Noncontrolling Interest	-
Total Equity	**333,461**
Total Liabilities Minority Interest and Stockholders Equity	**563,055**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	167,838
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**167,838**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**167,838**
Operating Expenses:	**-**
Compensation and Benefits	**79,509**
Marketing and Advertising	**1,546**
Depr and Amortization	**6,798**
Professional and Contract Services	76,614
Technology and Comm Infrastructure	13,271
Occupancy	3,359
Regulatory	-
General Administrative and Other	5,564
Merger Related Expenses Total	(167)
Restructuring Charges	1,557
Total Operating Expenses	188,051
Operating Income	(20,213)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	(20,213)
Income Tax provisions	-
Net Income before Minority Interest	(20,213)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(20,213)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Digital Asset Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	1
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**1**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**1**
LIABILITIES	
AP and Accrued Expenses	2
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**2**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1)
Total NASDAQ OMX Stockholders' Equity	**(1)**
Total Noncontrolling Interest	-
Total Equity	**(1)**
Total Liabilities Minority Interest and Stockholders Equity	**1**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Digital Asset Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	224
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**224**
Total Assets	**224**
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(0)
Other Current Liabilities	1,707
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**1,707**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,707**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,483)
Total NASDAQ OMX Stockholders' Equity	**(1,483)**
Total Noncontrolling Interest	-
Total Equity	**(1,483)**
Total Liabilities Minority Interest and Stockholders Equity	**224**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	16,787
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	250
Other Current Assets	9,387
Margin Deposits & Default Fund	-
Total Current Assets	**26,424**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	5,569
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	237
Right of use asset	-
Total Long Term Assets	**5,806**
Total Assets	**32,230**
LIABILITIES	
AP and Accrued Expenses	1,762
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**1,762**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,762**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	26,308
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	4,159
Total NASDAQ OMX Stockholders' Equity	**30,467**
Total Noncontrolling Interest	-
Total Equity	**30,467**
Total Liabilities Minority Interest and Stockholders Equity	**32,230**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	38,556
Other	(830)
Total Revenues	**37,727**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**(29,102)**
Revenues less Cost of Revenues	**8,625**
Operating Expenses:	-
Compensation and Benefits	**420**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	102
Technology and Comm Infrastructure	243
Occupancy	-
Regulatory	428
General Administrative and Other	232
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1,425
Operating Income	7,200
Total Interest Income	61
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	7,261
Income Tax provisions	-
Net Income before Minority Interest	7,261
Net (gain) loss attributable to noncontrolling interests	-
Net Income	7,261

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Fund Secondaries, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	329
Investments	-
Total Receivables - Net	2
Current restricted Cash and Cash equivalents	-
Other Current Assets	23
Margin Deposits & Default Fund	-
Total Current Assets	**353**
Long Term Assets:	
Total Property and Equipment - Net	299
Goodwill	6,533
Other Intangibles	-
Non Current Deferred Taxes	93
Other Long Term Assets	53,692
Right of use asset	(0)
Total Long Term Assets	**60,617**
Total Assets	**60,970**
LIABILITIES	
AP and Accrued Expenses	125
Accrued Personnel Costs	1,033
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(3,064)
Other Current Liabilities	96,142
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**94,237**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,013
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,013**
Total Liabilities	**95,249**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	22,749
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(57,028)
Total NASDAQ OMX Stockholders' Equity	**(34,279)**
Total Noncontrolling Interest	-
Total Equity	**(34,279)**
Total Liabilities Minority Interest and Stockholders Equity	**60,970**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Fund Secondaries, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	3,341
Total Revenues	**3,341**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**3,341**
Operating Expenses:	-
Compensation and Benefits	**4,350**
Marketing and Advertising	**247**
Depr and Amortization	**114**
Professional and Contract Services	115
Technology and Comm Infrastructure	216
Occupancy	320
Regulatory	-
General Administrative and Other	500
Merger Related Expenses Total	(8)
Restructuring Charges	202
Total Operating Expenses	6,057
Operating Income	(2,717)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	(1,672)
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(4,388)
Income Tax provisions	-
Net Income before Minority Interest	(4,388)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(4,388)

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(208)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(208)**
Total Assets	**(208)**
LIABILITIES	
AP and Accrued Expenses	18
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(1)
Other Current Liabilities	15,500
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**15,516**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(116)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	5
Long Term Liabilities	**(111)**
Total Liabilities	**15,405**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	40,393
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(56,006)
Total NASDAQ OMX Stockholders' Equity	**(15,613)**
Total Noncontrolling Interest	-
Total Equity	**(15,613)**
Total Liabilities Minority Interest and Stockholders Equity	**(208)**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	(2,473)
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	(15)
Total Operating Expenses	(2,488)
Operating Income	2,488
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	2,488
Income Tax provisions	-
Net Income before Minority Interest	2,488
Net (gain) loss attributable to noncontrolling interests	-
Net Income	2,488

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	15,243
Current restricted Cash and Cash equivalents	-
Other Current Assets	11,859
Margin Deposits & Default Fund	-
Total Current Assets	**27,102**
Long Term Assets:	
Total Property and Equipment - Net	3,337
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	9,655
Right of use asset	-
Total Long Term Assets	**12,992**
Total Assets	**40,094**
LIABILITIES	
AP and Accrued Expenses	4,794
Accrued Personnel Costs	66
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	32
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**4,892**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**4,892**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	13,035
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	22,166
Total NASDAQ OMX Stockholders' Equity	**35,201**
Total Noncontrolling Interest	-
Total Equity	**35,201**
Total Liabilities Minority Interest and Stockholders Equity	**40,094**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	1,790
Financial Technology	4,762
Market Services	261,214
Other	-
Total Revenues	**267,766**
Transaction-based expenses:	-
Transaction Rebates	(236,553)
Brokerage, Clearance and Exchange Fees	**(4,311)**
Revenues less Cost of Revenues	**26,901**
Operating Expenses:	-
Compensation and Benefits	**448**
Marketing and Advertising	-
Depr and Amortization	**487**
Professional and Contract Services	264
Technology and Comm Infrastructure	4,332
Occupancy	11
Regulatory	1,413
General Administrative and Other	336
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	7,291
Operating Income	19,610
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	19,610
Income Tax provisions	-
Net Income before Minority Interest	19,610
Net (gain) loss attributable to noncontrolling interests	-
Net Income	19,610

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	118
Investments	-
Total Receivables - Net	376
Current restricted Cash and Cash equivalents	-
Other Current Assets	600,998
Margin Deposits & Default Fund	-
Total Current Assets	**601,492**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	(0)
Other Intangibles	-
Non Current Deferred Taxes	442
Other Long Term Assets	4,705,657
Right of use asset	-
Total Long Term Assets	**4,706,098**
Total Assets	**5,307,590**
LIABILITIES	
AP and Accrued Expenses	656
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(2,079)
Other Current Liabilities	492,594
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**491,171**
Total Long Term Debt	-
Non Current Deferred Tax Liability	77
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**77**
Total Liabilities	**491,248**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,411,011
Accumulated Other Comprehensive Income/(Loss)	88,305
Total Retained Earnings	317,026
Total NASDAQ OMX Stockholders' Equity	**4,816,342**
Total Noncontrolling Interest	-
Total Equity	**4,816,342**
Total Liabilities Minority Interest and Stockholders Equity	**5,307,590**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	(9,311)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	(9,311)
Operating Income	9,311
Total Interest Income	-
Total Interest Expense	(2,465)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	6,845
Income Tax provisions	-
Net Income before Minority Interest	6,845
Net (gain) loss attributable to noncontrolling interests	-
Net Income	6,845

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Governance Solutions, Inc. (Dissolved 10/2025)
(in thousands, unaudited)

Notes: (Dissolved 10/2025)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	272,215
Investments	-
Total Receivables - Net	221,641
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,003,493
Margin Deposits & Default Fund	-
Total Current Assets	**1,497,349**
Long Term Assets:	
Total Property and Equipment - Net	151,778
Goodwill	232,163
Other Intangibles	12,706
Non Current Deferred Taxes	79,813
Other Long Term Assets	22,047,027
Right of use asset	297,459
Total Long Term Assets	**22,820,946**
Total Assets	**24,318,295**
LIABILITIES	
AP and Accrued Expenses	359,746
Accrued Personnel Costs	66,794
Deferred Revenue	13,739
Lease liability - current	35,321
Other Accrued Liabilities	656,778
Other Current Liabilities	1,610,471
Margin Deposits & Default Fund	-
Current Debt Obligations	431,127
Current Liabilities	**3,173,975**
Total Long Term Debt	8,572,861
Non Current Deferred Tax Liability	192,209
Non-current deferred revenue	889
Lease liability - non current	302,038
All Other Long Term Liabilities	115,813
Long Term Liabilities	**9,183,810**
Total Liabilities	**12,357,786**
EQUITY	-
Common Stock Total	5,955
Common Stock in Treasury Total	(715,974)
Additional Paid in Capital	4,784,809
Accumulated Other Comprehensive Income/(Loss)	(134,364)
Total Retained Earnings	8,020,084
Total NASDAQ OMX Stockholders' Equity	**11,960,510**
Total Noncontrolling Interest	-
Total Equity	**11,960,510**
Total Liabilities Minority Interest and Stockholders Equity	**24,318,295**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	755,536
Financial Technology	-
Market Services	-
Other	82,362
Total Revenues	**837,898**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**2**
Revenues less Cost of Revenues	**837,900**
Operating Expenses:	**-**
Compensation and Benefits	**241,442**
Marketing and Advertising	**26,393**
Depr and Amortization	**24,108**
Professional and Contract Services	74,624
Technology and Comm Infrastructure	122,400
Occupancy	20,103
Regulatory	0
General Administrative and Other	40,549
Merger Related Expenses Total	(80,602)
Restructuring Charges	14,908
Total Operating Expenses	483,926
Operating Income	353,974
Total Interest Income	20,626
Total Interest Expense	(360,929)
Dividend and Investment Income	**(32,373)**
Income from Unconsolidated Investees - net	610
Gain (loss) on sale of entity	64,892
Non-Qualified Deferred Compensation COLI	**2,387**
Net Income Before Taxes	49,188
Income Tax provisions	222,207
Net Income before Minority Interest	(173,019)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(173,019)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Index Services, LLC
(in thousands, unaudited)

Notes:

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	(1,247)
Current restricted Cash and Cash equivalents	-
Other Current Assets	53,834
Margin Deposits & Default Fund	-
Total Current Assets	**52,587**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	442
Other Intangibles	-
Non Current Deferred Taxes	(2)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**440**
Total Assets	**53,027**
LIABILITIES	
AP and Accrued Expenses	169
Accrued Personnel Costs	-
Deferred Revenue	31
Lease liability - current	-
Other Accrued Liabilities	245
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**445**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(83)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(83)**
Total Liabilities	**362**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	51,665
Total NASDAQ OMX Stockholders' Equity	**52,665**
Total Noncontrolling Interest	-
Total Equity	**52,665**
Total Liabilities Minority Interest and Stockholders Equity	**53,027**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	99,684
Financial Technology	24
Market Services	-
Other	-
Total Revenues	**99,708**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**99,708**
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	0
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	704
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	704
Operating Income	99,004
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	99,004
Income Tax provisions	-
Net Income before Minority Interest	99,004
Net (gain) loss attributable to noncontrolling interests	-
Net Income	99,004

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq ISE, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	59,173
Current restricted Cash and Cash equivalents	-
Other Current Assets	78,470
Margin Deposits & Default Fund	-
Total Current Assets	**137,644**
Long Term Assets:	
Total Property and Equipment - Net	3,778
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	227,999
Right of use asset	-
Total Long Term Assets	**231,777**
Total Assets	**369,421**
LIABILITIES	
AP and Accrued Expenses	32,243
Accrued Personnel Costs	1,728
Deferred Revenue	-
Lease liability - current	(0)
Other Accrued Liabilities	159
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**34,130**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**34,130**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	100,248
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	235,043
Total NASDAQ OMX Stockholders' Equity	**335,291**
Total Noncontrolling Interest	-
Total Equity	**335,291**
Total Liabilities Minority Interest and Stockholders Equity	**369,421**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq ISE, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	3,049
Financial Technology	18,704
Market Services	527,845
Other	16
Total Revenues	**549,614**
Transaction-based expenses:	**-**
Transaction Rebates	(355,433)
Brokerage, Clearance and Exchange Fees	**(16,213)**
Revenues less Cost of Revenues	**177,968**
Operating Expenses:	**-**
Compensation and Benefits	**6,795**
Marketing and Advertising	**8**
Depr and Amortization	**614**
Professional and Contract Services	3,331
Technology and Comm Infrastructure	3,329
Occupancy	584
Regulatory	2,385
General Administrative and Other	1,463
Merger Related Expenses Total	-
Restructuring Charges	22
Total Operating Expenses	18,532
Operating Income	159,436
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	41,695
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	201,131
Income Tax provisions	-
Net Income before Minority Interest	201,131
Net (gain) loss attributable to noncontrolling interests	-
Net Income	201,131

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq MRX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	7,596
Current restricted Cash and Cash equivalents	-
Other Current Assets	42,411
Margin Deposits & Default Fund	-
Total Current Assets	**50,007**
Long Term Assets:	
Total Property and Equipment - Net	2,408
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	8,248
Right of use asset	-
Total Long Term Assets	**10,656**
Total Assets	**60,663**
LIABILITIES	
AP and Accrued Expenses	388
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	28
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**416**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**416**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,191
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	55,055
Total NASDAQ OMX Stockholders' Equity	**60,246**
Total Noncontrolling Interest	-
Total Equity	**60,246**
Total Liabilities Minority Interest and Stockholders Equity	**60,663**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq MRX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	2,559
Financial Technology	4,172
Market Services	209,835
Other	-
Total Revenues	**216,566**
Transaction-based expenses:	**-**
Transaction Rebates	(121,743)
Brokerage, Clearance and Exchange Fees	**(3,388)**
Revenues less Cost of Revenues	**91,435**
Operating Expenses:	**-**
Compensation and Benefits	**60**
Marketing and Advertising	**-**
Depr and Amortization	**607**
Professional and Contract Services	178
Technology and Comm Infrastructure	4,341
Occupancy	-
Regulatory	1,152
General Administrative and Other	1,718
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	8,057
Operating Income	83,379
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	83,379
Income Tax provisions	-
Net Income before Minority Interest	83,379
Net (gain) loss attributable to noncontrolling interests	-
Net Income	83,379

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	5
Investments	-
Total Receivables - Net	23,215
Current restricted Cash and Cash equivalents	-
Other Current Assets	38,244
Margin Deposits & Default Fund	-
Total Current Assets	**61,464**
Long Term Assets:	
Total Property and Equipment - Net	21,891
Goodwill	503,610
Other Intangibles	232,242
Non Current Deferred Taxes	17,106
Other Long Term Assets	221,703
Right of use asset	10,428
Total Long Term Assets	**1,006,981**
Total Assets	**1,068,445**
LIABILITIES	
AP and Accrued Expenses	10,678
Accrued Personnel Costs	8,661
Deferred Revenue	13
Lease liability - current	2,577
Other Accrued Liabilities	12,089
Other Current Liabilities	0
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**34,017**
Total Long Term Debt	-
Non Current Deferred Tax Liability	106,668
Non-current deferred revenue	-
Lease liability - non current	20,295
All Other Long Term Liabilities	15,783
Long Term Liabilities	**142,745**
Total Liabilities	**176,763**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	73,458
Accumulated Other Comprehensive Income/(Loss)	319
Total Retained Earnings	817,905
Total NASDAQ OMX Stockholders' Equity	**891,682**
Total Noncontrolling Interest	-
Total Equity	**891,682**
Total Liabilities Minority Interest and Stockholders Equity	**1,068,445**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	16,376
Financial Technology	21,608
Market Services	379,477
Other	754
Total Revenues	**418,215**
Transaction-based expenses:	**-**
Transaction Rebates	(231,224)
Brokerage, Clearance and Exchange Fees	**(26,443)**
Revenues less Cost of Revenues	**160,548**
Operating Expenses:	**-**
Compensation and Benefits	**23,981**
Marketing and Advertising	**961**
Depr and Amortization	**8,863**
Professional and Contract Services	1,412
Technology and Comm Infrastructure	3,935
Occupancy	3,021
Regulatory	3,565
General Administrative and Other	2,755
Merger Related Expenses Total	4
Restructuring Charges	713
Total Operating Expenses	49,210
Operating Income	111,338
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	41,695
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	153,033
Income Tax provisions	31,779
Net Income before Minority Interest	121,254
Net (gain) loss attributable to noncontrolling interests	-
Net Income	121,254

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Private Market, LLC (28.62% directly or indirectly
(in thousands, unaudited)

Notes: (28.62% directly or indirectly owned by Nasdaq, Inc.)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq SB Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	2,902
Right of use asset	-
Total Long Term Assets	**2,902**
Total Assets	**2,902**
LIABILITIES	
AP and Accrued Expenses	2,902
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**2,902**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2,902**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	**-**
Total Noncontrolling Interest	-
Total Equity	**-**
Total Liabilities Minority Interest and Stockholders Equity	**2,902**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq SB Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	120,140
Margin Deposits & Default Fund	-
Total Current Assets	**120,140**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(695)
Other Long Term Assets	0
Right of use asset	-
Total Long Term Assets	**(695)**
Total Assets	**119,445**
LIABILITIES	
AP and Accrued Expenses	2,345
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	2,184
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**4,529**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**4,529**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	20,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	94,917
Total NASDAQ OMX Stockholders' Equity	**114,917**
Total Noncontrolling Interest	-
Total Equity	**114,917**
Total Liabilities Minority Interest and Stockholders Equity	**119,445**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	207,903
Market Services	-
Other	-
Total Revenues	**207,903**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**207,903**
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	512
Technology and Comm Infrastructure	806
Occupancy	32,618
Regulatory	-
General Administrative and Other	5,346
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	39,282
Operating Income	168,621
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	168,621
Income Tax provisions	-
Net Income before Minority Interest	168,621
Net (gain) loss attributable to noncontrolling interests	-
Net Income	168,621

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Verafin LLC (Previously Verafin AcquisitionCo LLC)
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	997
Investments	-
Total Receivables - Net	11,909
Current restricted Cash and Cash equivalents	-
Other Current Assets	194,323
Margin Deposits & Default Fund	-
Total Current Assets	**207,229**
Long Term Assets:	
Total Property and Equipment - Net	49,074
Goodwill	1,882,104
Other Intangibles	514,225
Non Current Deferred Taxes	9,737
Other Long Term Assets	168,667
Right of use asset	-
Total Long Term Assets	**2,623,807**
Total Assets	**2,831,035**
LIABILITIES	
AP and Accrued Expenses	862
Accrued Personnel Costs	-
Deferred Revenue	185,846
Lease liability - current	-
Other Accrued Liabilities	122
Other Current Liabilities	718
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**187,548**
Total Long Term Debt	-
Non Current Deferred Tax Liability	63,635
Non-current deferred revenue	2,996
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**66,631**
Total Liabilities	**254,179**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,558,750
Accumulated Other Comprehensive Income/(Loss)	716
Total Retained Earnings	17,390
Total NASDAQ OMX Stockholders' Equity	**2,576,856**
Total Noncontrolling Interest	-
Total Equity	**2,576,856**
Total Liabilities Minority Interest and Stockholders Equity	**2,831,035**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Verafin LLC (Previously Verafin AcquisitionCo LLC)
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	331,354
Market Services	-
Other	-
Total Revenues	**331,354**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**331,354**
Operating Expenses:	**-**
Compensation and Benefits	**4,325**
Marketing and Advertising	**-**
Depr and Amortization	**68,379**
Professional and Contract Services	(8,674)
Technology and Comm Infrastructure	2,520
Occupancy	-
Regulatory	-
General Administrative and Other	200,886
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	267,436
Operating Income	63,918
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	63,918
Income Tax provisions	-
Net Income before Minority Interest	63,918
Net (gain) loss attributable to noncontrolling interests	-
Net Income	63,918

Nasdaq, Inc.
Unconsolidated Balance Sheet -NFSTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	8,589
Investments	-
Total Receivables - Net	899
Current restricted Cash and Cash equivalents	308
Other Current Assets	27
Margin Deposits & Default Fund	-
Total Current Assets	**9,823**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	198
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**198**
Total Assets	**10,020**
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	1,532
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**1,532**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,532**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	500
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	7,988
Total NASDAQ OMX Stockholders' Equity	**8,488**
Total Noncontrolling Interest	-
Total Equity	**8,488**
Total Liabilities Minority Interest and Stockholders Equity	**10,020**

Nasdaq, Inc.
Unconsolidated Statement of Income -NFSTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	4,055
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**4,055**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**4,055**
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	3,443
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	37
General Administrative and Other	74
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	3,554
Operating Income	501
Total Interest Income	(3)
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	498
Income Tax provisions	-
Net Income before Minority Interest	498
Net (gain) loss attributable to noncontrolling interests	-
Net Income	498

Nasdaq, Inc.
Unconsolidated Balance Sheet -OneReport, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	31
Current restricted Cash and Cash equivalents	-
Other Current Assets	3,453
Margin Deposits & Default Fund	-
Total Current Assets	**3,484**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,551
Other Intangibles	-
Non Current Deferred Taxes	18
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,569**
Total Assets	**5,053**
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	52
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**52**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**52**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,416
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	3,585
Total NASDAQ OMX Stockholders' Equity	**5,001**
Total Noncontrolling Interest	-
Total Equity	**5,001**
Total Liabilities Minority Interest and Stockholders Equity	**5,053**

Nasdaq, Inc.
Unconsolidated Statement of Income -OneReport, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	345
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**345**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**345**
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	345
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	345
Income Tax provisions	-
Net Income before Minority Interest	345
Net (gain) loss attributable to noncontrolling interests	-
Net Income	345

Nasdaq, Inc.
Unconsolidated Balance Sheet -Operations & Compliance Network, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	10,208
Current restricted Cash and Cash equivalents	-
Other Current Assets	13,592
Margin Deposits & Default Fund	-
Total Current Assets	**23,801**
Long Term Assets:	
Total Property and Equipment - Net	118
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	35
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**153**
Total Assets	**23,953**
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	209
Lease liability - current	-
Other Accrued Liabilities	(0)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**209**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**209**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	23,744
Total NASDAQ OMX Stockholders' Equity	**23,744**
Total Noncontrolling Interest	-
Total Equity	**23,744**
Total Liabilities Minority Interest and Stockholders Equity	**23,953**

Nasdaq, Inc.
Unconsolidated Statement of Income -Operations & Compliance Network, LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	29,743
Market Services	-
Other	-
Total Revenues	**29,743**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**29,743**
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**84**
Professional and Contract Services	1,651
Technology and Comm Infrastructure	2,543
Occupancy	-
Regulatory	-
General Administrative and Other	189
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	4,467
Operating Income	25,276
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	25,276
Income Tax provisions	-
Net Income before Minority Interest	25,276
Net (gain) loss attributable to noncontrolling interests	-
Net Income	25,276

Nasdaq, Inc.
Unconsolidated Balance Sheet -QDiligence LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	(22)
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,715
Margin Deposits & Default Fund	-
Total Current Assets	**1,693**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	2,803
Other Intangibles	568
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**3,371**
Total Assets	**5,064**
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	8
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**8**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**8**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,018
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	2,038
Total NASDAQ OMX Stockholders' Equity	**5,056**
Total Noncontrolling Interest	-
Total Equity	**5,056**
Total Liabilities Minority Interest and Stockholders Equity	**5,064**

Nasdaq, Inc.
Unconsolidated Statement of Income -QDiligence LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	14
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**14**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**14**
Operating Expenses:	**-**
Compensation and Benefits	**-**
Marketing and Advertising	**-**
Depr and Amortization	**142**
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	142
Operating Income	(128)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	(128)
Income Tax provisions	-
Net Income before Minority Interest	(128)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(128)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	58
Margin Deposits & Default Fund	-
Total Current Assets	**58**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(3)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(3)**
Total Assets	**56**
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(1)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**(1)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(4)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(4)**
Total Liabilities	**(6)**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	739
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(678)
Total NASDAQ OMX Stockholders' Equity	**61**
Total Noncontrolling Interest	-
Total Equity	**61**
Total Liabilities Minority Interest and Stockholders Equity	**56**

Nasdaq, Inc.
Unconsolidated Statement of Income -Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Strategic Financial Solutions, LLC (Merged into eVestment, Inc. 12/2025)
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	160
Current restricted Cash and Cash equivalents	-
Other Current Assets	14,600
Margin Deposits & Default Fund	-
Total Current Assets	**14,760**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	3,798
Other Intangibles	15,899
Non Current Deferred Taxes	9
Other Long Term Assets	15,513
Right of use asset	(0)
Total Long Term Assets	**35,219**
Total Assets	**49,980**
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	0
Other Accrued Liabilities	3
Other Current Liabilities	1,856
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**1,859**
Total Long Term Debt	-
Non Current Deferred Tax Liability	9,271
Non-current deferred revenue	-
Lease liability - non current	(0)
All Other Long Term Liabilities	539
Long Term Liabilities	**9,810**
Total Liabilities	**11,669**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,070
Accumulated Other Comprehensive Income/(Loss)	(187)
Total Retained Earnings	(13,573)
Total NASDAQ OMX Stockholders' Equity	**38,311**
Total Noncontrolling Interest	-
Total Equity	**38,311**
Total Liabilities Minority Interest and Stockholders Equity	**49,980**

Nasdaq, Inc.
Unconsolidated Statement of Income -Strategic Financial Solutions, LLC (Merged into eVestment, Inc. 12/
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**2,327**
Professional and Contract Services	1
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	44
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	2,371
Operating Income	(2,371)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(2,371)
Income Tax provisions	-
Net Income before Minority Interest	(2,371)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(2,371)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
AP and Accrued Expenses	9
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	6
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**15**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**15**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(15)
Total NASDAQ OMX Stockholders' Equity	**(15)**
Total Noncontrolling Interest	-
Total Equity	**(15)**
Total Liabilities Minority Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Center for Board Evaluations, Inc. (Dissolved 10/2025)
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	0
Total NASDAQ OMX Stockholders' Equity	**0**
Total Noncontrolling Interest	-
Total Equity	**0**
Total Liabilities Minority Interest and Stockholders Equity	**0**

Nasdaq, Inc.

Unconsolidated Statement of Income -The Center for Board Evaluations, Inc. (Dissolved 10/2025)

(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**173**
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	(4)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	169
Operating Income	(169)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(169)
Income Tax provisions	-
Net Income before Minority Interest	(169)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(169)

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Nasdaq Options Market LLC
(in thousands, unaudited)

Notes:

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Options Clearing Corporation (20% owned by Nasdaq
(in thousands, unaudited)

Notes: (20% owned by Nasdaq ISE, LLC, 20% owned by Nasdaq PHLX LLC)

Nasdaq, Inc.
Unconsolidated Balance Sheet -U.S. Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	77,812
Current restricted Cash and Cash equivalents	-
Other Current Assets	14,564
Margin Deposits & Default Fund	-
Total Current Assets	**92,376**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(41)
Other Long Term Assets	743,500
Right of use asset	-
Total Long Term Assets	**743,459**
Total Assets	**835,835**
LIABILITIES	
AP and Accrued Expenses	(698)
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	8,242
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**7,544**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**7,544**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	823,888
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	4,403
Total NASDAQ OMX Stockholders' Equity	**828,291**
Total Noncontrolling Interest	-
Total Equity	**828,291**
Total Liabilities Minority Interest and Stockholders Equity	**835,835**

Nasdaq, Inc.
Unconsolidated Statement of Income -U.S. Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	3,027
Total Revenues	**3,027**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**3,027**
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	184
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	184
Operating Income	2,843
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	2,843
Income Tax provisions	-
Net Income before Minority Interest	2,843
Net (gain) loss attributable to noncontrolling interests	-
Net Income	2,843

Nasdaq, Inc.
Unconsolidated Balance Sheet -Verafin USA Inc. (Liquidated 4/2025)
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -Verafin USA Inc. (Liquidated 4/2025)
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	(22)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	(22)
Operating Income	22
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	22
Income Tax provisions	-
Net Income before Minority Interest	22
Net (gain) loss attributable to noncontrolling interests	-
Net Income	22

Nasdaq, Inc.
Unconsolidated Balance Sheet -Volos Portfolio Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	215
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	14
Margin Deposits & Default Fund	-
Total Current Assets	**229**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	5,615
Other Intangibles	2,400
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**8,015**
Total Assets	**8,244**
LIABILITIES	
AP and Accrued Expenses	182
Accrued Personnel Costs	-
Deferred Revenue	1
Lease liability - current	-
Other Accrued Liabilities	1
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**184**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**184**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	8,060
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	**8,060**
Total Noncontrolling Interest	-
Total Equity	**8,060**
Total Liabilities Minority Interest and Stockholders Equity	**8,244**

Nasdaq, Inc.
Unconsolidated Statement of Income -Volos Portfolio Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	1,822
Investments	-
Total Receivables - Net	127
Current restricted Cash and Cash equivalents	882
Other Current Assets	363
Margin Deposits & Default Fund	-
Total Current Assets	**3,194**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	18
Other Long Term Assets	(0)
Right of use asset	-
Total Long Term Assets	**18**
Total Assets	**3,213**
LIABILITIES	
AP and Accrued Expenses	27
Accrued Personnel Costs	155
Deferred Revenue	77
Lease liability - current	-
Other Accrued Liabilities	46
Other Current Liabilities	4
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**309**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	124
Lease liability - non current	-
All Other Long Term Liabilities	0
Long Term Liabilities	**124**
Total Liabilities	**433**
EQUITY	-
Common Stock Total	(0)
Common Stock in Treasury Total	-
Additional Paid in Capital	3,652
Accumulated Other Comprehensive Income/(Loss)	(747)
Total Retained Earnings	(87)
Total NASDAQ OMX Stockholders' Equity	**2,818**
Total Noncontrolling Interest	(38)
Total Equity	**2,780**
Total Liabilities Minority Interest and Stockholders Equity	**3,213**

Nasdaq, Inc.
Unconsolidated Statement of Income -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	934
Financial Technology	175
Market Services	788
Other	765
Total Revenues	**2,662**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**2,662**
Operating Expenses:	**-**
Compensation and Benefits	**541**
Marketing and Advertising	**37**
Depr and Amortization	**-**
Professional and Contract Services	110
Technology and Comm Infrastructure	234
Occupancy	40
Regulatory	25
General Administrative and Other	240
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1,227
Operating Income	1,434
Total Interest Income	14
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	1,448
Income Tax provisions	236
Net Income before Minority Interest	1,212
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,212

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Australia Pty Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,592
Accumulated Other Comprehensive Income/(Loss)	(28)
Total Retained Earnings	(2,564)
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Australia Pty Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	2,505
Total Revenues	**2,505**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**2,505**
Operating Expenses:	-
Compensation and Benefits	**1,479**
Marketing and Advertising	**4**
Depr and Amortization	**(6)**
Professional and Contract Services	142
Technology and Comm Infrastructure	(22)
Occupancy	-
Regulatory	-
General Administrative and Other	88
Merger Related Expenses Total	59
Restructuring Charges	28
Total Operating Expenses	1,772
Operating Income	733
Total Interest Income	2
Total Interest Expense	(16)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	718
Income Tax provisions	230
Net Income before Minority Interest	489
Net (gain) loss attributable to noncontrolling interests	-
Net Income	489

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Brasil Ltda
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	4,177
Investments	-
Total Receivables - Net	165
Current restricted Cash and Cash equivalents	-
Other Current Assets	522
Margin Deposits & Default Fund	-
Total Current Assets	**4,864**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	133
Other Long Term Assets	734
Right of use asset	-
Total Long Term Assets	**867**
Total Assets	**5,730**
LIABILITIES	
AP and Accrued Expenses	692
Accrued Personnel Costs	821
Deferred Revenue	125
Lease liability - current	-
Other Accrued Liabilities	(36)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**1,603**
Total Long Term Debt	-
Non Current Deferred Tax Liability	48
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	2,805
Long Term Liabilities	**2,854**
Total Liabilities	**4,456**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	373
Accumulated Other Comprehensive Income/(Loss)	(177)
Total Retained Earnings	1,078
Total NASDAQ OMX Stockholders' Equity	**1,274**
Total Noncontrolling Interest	-
Total Equity	**1,274**
Total Liabilities Minority Interest and Stockholders Equity	**5,730**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Brasil Ltda
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	517
Market Services	-
Other	3,494
Total Revenues	**4,010**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**4,010**
Operating Expenses:	**-**
Compensation and Benefits	**2,861**
Marketing and Advertising	**44**
Depr and Amortization	-
Professional and Contract Services	178
Technology and Comm Infrastructure	1
Occupancy	99
Regulatory	-
General Administrative and Other	391
Merger Related Expenses Total	5
Restructuring Charges	22
Total Operating Expenses	3,601
Operating Income	410
Total Interest Income	10
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	420
Income Tax provisions	275
Net Income before Minority Interest	145
Net (gain) loss attributable to noncontrolling interests	-
Net Income	145

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Canada, Inc. (Liquidated 1/2025)
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Canada, Inc. (Liquidated 1/2025)
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	**(0)**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	0
Regulatory	-
General Administrative and Other	(0)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	0
Operating Income	(0)
Total Interest Income	-
Total Interest Expense	2
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	2
Income Tax provisions	(0)
Net Income before Minority Interest	2
Net (gain) loss attributable to noncontrolling interests	-
Net Income	2

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Chile SpA
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	639
Investments	-
Total Receivables - Net	724
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**1,364**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	59
Other Long Term Assets	64
Right of use asset	-
Total Long Term Assets	**122**
Total Assets	**1,486**
LIABILITIES	
AP and Accrued Expenses	590
Accrued Personnel Costs	206
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(11)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**786**
Total Long Term Debt	-
Non Current Deferred Tax Liability	59
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	53
Long Term Liabilities	**112**
Total Liabilities	**897**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	10
Accumulated Other Comprehensive Income/(Loss)	(6)
Total Retained Earnings	584
Total NASDAQ OMX Stockholders' Equity	**588**
Total Noncontrolling Interest	-
Total Equity	**588**
Total Liabilities Minority Interest and Stockholders Equity	**1,486**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Chile SpA
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	2,662
Total Revenues	**2,662**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**2,662**
Operating Expenses:	**-**
Compensation and Benefits	**1,565**
Marketing and Advertising	**0**
Depr and Amortization	**-**
Professional and Contract Services	58
Technology and Comm Infrastructure	5
Occupancy	82
Regulatory	-
General Administrative and Other	161
Merger Related Expenses Total	486
Restructuring Charges	61
Total Operating Expenses	2,419
Operating Income	243
Total Interest Income	-
Total Interest Expense	(0)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	243
Income Tax provisions	57
Net Income before Minority Interest	187
Net (gain) loss attributable to noncontrolling interests	-
Net Income	187

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Colombia S.A.S.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	744
Investments	-
Total Receivables - Net	757
Current restricted Cash and Cash equivalents	-
Other Current Assets	173
Margin Deposits & Default Fund	-
Total Current Assets	**1,674**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	85
Other Long Term Assets	15
Right of use asset	-
Total Long Term Assets	**100**
Total Assets	**1,774**
LIABILITIES	
AP and Accrued Expenses	196
Accrued Personnel Costs	464
Deferred Revenue	41
Lease liability - current	-
Other Accrued Liabilities	51
Other Current Liabilities	218
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**970**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(0)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(0)**
Total Liabilities	**970**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,029
Accumulated Other Comprehensive Income/(Loss)	31
Total Retained Earnings	(256)
Total NASDAQ OMX Stockholders' Equity	**804**
Total Noncontrolling Interest	-
Total Equity	**804**
Total Liabilities Minority Interest and Stockholders Equity	**1,774**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Colombia S.A.S.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	483
Market Services	-
Other	3,580
Total Revenues	**4,062**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**4,062**
Operating Expenses:	**-**
Compensation and Benefits	**2,262**
Marketing and Advertising	**45**
Depr and Amortization	**(0)**
Professional and Contract Services	149
Technology and Comm Infrastructure	8
Occupancy	62
Regulatory	-
General Administrative and Other	258
Merger Related Expenses Total	564
Restructuring Charges	-
Total Operating Expenses	3,348
Operating Income	714
Total Interest Income	18
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	733
Income Tax provisions	272
Net Income before Minority Interest	461
Net (gain) loss attributable to noncontrolling interests	-
Net Income	461

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Georgia LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	564
Investments	-
Total Receivables - Net	3,235
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**3,799**
Long Term Assets:	
Total Property and Equipment - Net	4
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**4**
Total Assets	**3,802**
LIABILITIES	
AP and Accrued Expenses	2,762
Accrued Personnel Costs	2
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	14
Other Current Liabilities	(0)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**2,777**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	264
Long Term Liabilities	**264**
Total Liabilities	**3,041**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	11
Total Retained Earnings	750
Total NASDAQ OMX Stockholders' Equity	**761**
Total Noncontrolling Interest	-
Total Equity	**761**
Total Liabilities Minority Interest and Stockholders Equity	**3,802**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Georgia LLC
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	3,795
Total Revenues	**3,795**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**3,795**
Operating Expenses:	**-**
Compensation and Benefits	**1,208**
Marketing and Advertising	**-**
Depr and Amortization	**0**
Professional and Contract Services	239
Technology and Comm Infrastructure	56
Occupancy	35
Regulatory	-
General Administrative and Other	38
Merger Related Expenses Total	1,788
Restructuring Charges	70
Total Operating Expenses	3,435
Operating Income	360
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	360
Income Tax provisions	10
Net Income before Minority Interest	350
Net (gain) loss attributable to noncontrolling interests	-
Net Income	350

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza India Private Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	18,242
Investments	-
Total Receivables - Net	4,672
Current restricted Cash and Cash equivalents	-
Other Current Assets	4,399
Margin Deposits & Default Fund	-
Total Current Assets	**27,313**
Long Term Assets:	
Total Property and Equipment - Net	947
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1,426
Other Long Term Assets	540
Right of use asset	1,910
Total Long Term Assets	**4,823**
Total Assets	**32,136**
LIABILITIES	
AP and Accrued Expenses	801
Accrued Personnel Costs	9,671
Deferred Revenue	-
Lease liability - current	745
Other Accrued Liabilities	3,255
Other Current Liabilities	(478)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**13,993**
Total Long Term Debt	-
Non Current Deferred Tax Liability	22
Non-current deferred revenue	-
Lease liability - non current	1,254
All Other Long Term Liabilities	59
Long Term Liabilities	**1,334**
Total Liabilities	**15,327**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	113
Accumulated Other Comprehensive Income/(Loss)	(965)
Total Retained Earnings	17,661
Total NASDAQ OMX Stockholders' Equity	**16,809**
Total Noncontrolling Interest	-
Total Equity	**16,809**
Total Liabilities Minority Interest and Stockholders Equity	**32,136**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza India Private Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	66,426
Total Revenues	**66,426**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**66,426**
Operating Expenses:	**-**
Compensation and Benefits	**30,325**
Marketing and Advertising	**52**
Depr and Amortization	**270**
Professional and Contract Services	6,568
Technology and Comm Infrastructure	266
Occupancy	1,150
Regulatory	0
General Administrative and Other	1,551
Merger Related Expenses Total	15,443
Restructuring Charges	(36)
Total Operating Expenses	55,589
Operating Income	10,837
Total Interest Income	118
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	10,955
Income Tax provisions	3,056
Net Income before Minority Interest	7,899
Net (gain) loss attributable to noncontrolling interests	-
Net Income	7,899

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Ireland Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	5,391
Investments	-
Total Receivables - Net	1,662
Current restricted Cash and Cash equivalents	-
Other Current Assets	(3,815)
Margin Deposits & Default Fund	-
Total Current Assets	**3,238**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	272
Other Long Term Assets	34,285
Right of use asset	-
Total Long Term Assets	**34,558**
Total Assets	**37,796**
LIABILITIES	
AP and Accrued Expenses	(24,871)
Accrued Personnel Costs	299
Deferred Revenue	7,957
Lease liability - current	-
Other Accrued Liabilities	1
Other Current Liabilities	(489)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**(17,103)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	272
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	25,572
Long Term Liabilities	**25,845**
Total Liabilities	**8,741**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	246
Accumulated Other Comprehensive Income/(Loss)	489
Total Retained Earnings	28,320
Total NASDAQ OMX Stockholders' Equity	**29,054**
Total Noncontrolling Interest	-
Total Equity	**29,054**
Total Liabilities Minority Interest and Stockholders Equity	**37,796**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Ireland Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	16,912
Market Services	-
Other	28,230
Total Revenues	**45,142**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**45,142**
Operating Expenses:	**-**
Compensation and Benefits	**2,184**
Marketing and Advertising	**9**
Depr and Amortization	**-**
Professional and Contract Services	976
Technology and Comm Infrastructure	5,718
Occupancy	27
Regulatory	-
General Administrative and Other	28,108
Merger Related Expenses Total	2,810
Restructuring Charges	250
Total Operating Expenses	40,081
Operating Income	5,061
Total Interest Income	103
Total Interest Expense	(17)
Dividend and Investment Income	**1,087**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	6,233
Income Tax provisions	758
Net Income before Minority Interest	5,475
Net (gain) loss attributable to noncontrolling interests	-
Net Income	5,475

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Israel Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	660
Investments	-
Total Receivables - Net	130
Current restricted Cash and Cash equivalents	23
Other Current Assets	1,769
Margin Deposits & Default Fund	-
Total Current Assets	**2,583**
Long Term Assets:	
Total Property and Equipment - Net	152
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	114
Other Long Term Assets	1,500
Right of use asset	-
Total Long Term Assets	**1,766**
Total Assets	**4,348**
LIABILITIES	
AP and Accrued Expenses	41
Accrued Personnel Costs	568
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	242
Other Current Liabilities	(2)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**849**
Total Long Term Debt	-
Non Current Deferred Tax Liability	114
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	299
Long Term Liabilities	**412**
Total Liabilities	**1,262**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3
Accumulated Other Comprehensive Income/(Loss)	519
Total Retained Earnings	2,564
Total NASDAQ OMX Stockholders' Equity	**3,086**
Total Noncontrolling Interest	-
Total Equity	**3,086**
Total Liabilities Minority Interest and Stockholders Equity	**4,348**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Israel Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	9,624
Total Revenues	**9,624**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**9,624**
Operating Expenses:	**-**
Compensation and Benefits	**1,978**
Marketing and Advertising	**-**
Depr and Amortization	**4**
Professional and Contract Services	1,767
Technology and Comm Infrastructure	123
Occupancy	135
Regulatory	-
General Administrative and Other	65
Merger Related Expenses Total	4,387
Restructuring Charges	-
Total Operating Expenses	8,460
Operating Income	1,164
Total Interest Income	58
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,222
Income Tax provisions	218
Net Income before Minority Interest	1,004
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,004

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Japan KK (Liquidated 1/2025)
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(0)
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Japan KK (Liquidated 1/2025)
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	275
Total Revenues	**275**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**275**
Operating Expenses:	**-**
Compensation and Benefits	**(175)**
Marketing and Advertising	**1**
Depr and Amortization	-
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	18
Regulatory	-
General Administrative and Other	3
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	(153)
Operating Income	428
Total Interest Income	1
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	429
Income Tax provisions	8
Net Income before Minority Interest	420
Net (gain) loss attributable to noncontrolling interests	-
Net Income	420

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Korea LLC (merged 1/2025)
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	166
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**166**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**166**
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	93
Accumulated Other Comprehensive Income/(Loss)	(4)
Total Retained Earnings	77
Total NASDAQ OMX Stockholders' Equity	**166**
Total Noncontrolling Interest	-
Total Equity	**166**
Total Liabilities Minority Interest and Stockholders Equity	**166**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Korea LLC (merged 1/2025)
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	14
Total Revenues	**14**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**14**
Operating Expenses:	**-**
Compensation and Benefits	**6**
Marketing and Advertising	**-**
Depr and Amortization	**-**
Professional and Contract Services	0
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	(1)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	5
Operating Income	9
Total Interest Income	0
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	9
Income Tax provisions	(1)
Net Income before Minority Interest	10
Net (gain) loss attributable to noncontrolling interests	-
Net Income	10

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	1,878
Investments	-
Total Receivables - Net	7,986
Current restricted Cash and Cash equivalents	-
Other Current Assets	3,771
Margin Deposits & Default Fund	-
Total Current Assets	**13,635**
Long Term Assets:	
Total Property and Equipment - Net	6
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1,050
Other Long Term Assets	12,427
Right of use asset	-
Total Long Term Assets	**13,483**
Total Assets	**27,118**
LIABILITIES	
AP and Accrued Expenses	3,996
Accrued Personnel Costs	54
Deferred Revenue	6,224
Lease liability - current	-
Other Accrued Liabilities	78
Other Current Liabilities	(7)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**10,345**
Total Long Term Debt	-
Non Current Deferred Tax Liability	514
Non-current deferred revenue	206
Lease liability - non current	-
All Other Long Term Liabilities	3,186
Long Term Liabilities	**3,906**
Total Liabilities	**14,251**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	404
Total Retained Earnings	12,463
Total NASDAQ OMX Stockholders' Equity	**12,867**
Total Noncontrolling Interest	-
Total Equity	**12,867**
Total Liabilities Minority Interest and Stockholders Equity	**27,118**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	18,691
Market Services	-
Other	827
Total Revenues	**19,518**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**19,518**
Operating Expenses:	-
Compensation and Benefits	**58**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	19,114
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	2,306
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	21,478
Operating Income	(1,960)
Total Interest Income	11
Total Interest Expense	(56)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(2,006)
Income Tax provisions	(814)
Net Income before Minority Interest	(1,192)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(1,192)

Nasdaq, Inc.
Unconsolidated Balance Sheet -ADENZA POLAND SOO SPOLKA Z OGRANICZONA ODPOWIEDZIA
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	1,334
Investments	-
Total Receivables - Net	(2,360)
Current restricted Cash and Cash equivalents	-
Other Current Assets	3,498
Margin Deposits & Default Fund	-
Total Current Assets	**2,473**
Long Term Assets:	
Total Property and Equipment - Net	425
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	194
Other Long Term Assets	3,579
Right of use asset	19
Total Long Term Assets	**4,218**
Total Assets	**6,691**
LIABILITIES	
AP and Accrued Expenses	199
Accrued Personnel Costs	1,711
Deferred Revenue	-
Lease liability - current	22
Other Accrued Liabilities	260
Other Current Liabilities	(114)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**2,077**
Total Long Term Debt	-
Non Current Deferred Tax Liability	194
Non-current deferred revenue	-
Lease liability - non current	0
All Other Long Term Liabilities	2,234
Long Term Liabilities	**2,428**
Total Liabilities	**4,505**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1
Accumulated Other Comprehensive Income/(Loss)	122
Total Retained Earnings	2,062
Total NASDAQ OMX Stockholders' Equity	**2,186**
Total Noncontrolling Interest	-
Total Equity	**2,186**
Total Liabilities Minority Interest and Stockholders Equity	**6,691**

Nasdaq, Inc.

Unconsolidated Statement of Income -ADENZA POLAND SOO SPOLKA Z OGRANICZONA ODPOWII

(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	10,741
Total Revenues	**10,741**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**10,741**
Operating Expenses:	**-**
Compensation and Benefits	**5,111**
Marketing and Advertising	**0**
Depr and Amortization	**7**
Professional and Contract Services	2,959
Technology and Comm Infrastructure	242
Occupancy	201
Regulatory	-
General Administrative and Other	190
Merger Related Expenses Total	13
Restructuring Charges	94
Total Operating Expenses	8,818
Operating Income	1,923
Total Interest Income	170
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	2,094
Income Tax provisions	382
Net Income before Minority Interest	1,711
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,711

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Portugal S.A.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	532
Investments	-
Total Receivables - Net	1,361
Current restricted Cash and Cash equivalents	-
Other Current Assets	(768)
Margin Deposits & Default Fund	-
Total Current Assets	**1,126**
Long Term Assets:	
Total Property and Equipment - Net	124
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	21
Right of use asset	219
Total Long Term Assets	**363**
Total Assets	**1,489**
LIABILITIES	
AP and Accrued Expenses	13
Accrued Personnel Costs	738
Deferred Revenue	-
Lease liability - current	123
Other Accrued Liabilities	20
Other Current Liabilities	(109)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**785**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	95
All Other Long Term Liabilities	65
Long Term Liabilities	**160**
Total Liabilities	**945**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	54
Accumulated Other Comprehensive Income/(Loss)	24
Total Retained Earnings	466
Total NASDAQ OMX Stockholders' Equity	**544**
Total Noncontrolling Interest	-
Total Equity	**544**
Total Liabilities Minority Interest and Stockholders Equity	**1,489**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Portugal S.A.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	9,195
Total Revenues	**9,195**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**9,195**
Operating Expenses:	**-**
Compensation and Benefits	**4,489**
Marketing and Advertising	**4**
Depr and Amortization	**-**
Professional and Contract Services	1,363
Technology and Comm Infrastructure	32
Occupancy	289
Regulatory	-
General Administrative and Other	121
Merger Related Expenses Total	1,354
Restructuring Charges	646
Total Operating Expenses	8,298
Operating Income	898
Total Interest Income	3
Total Interest Expense	(11)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	889
Income Tax provisions	99
Net Income before Minority Interest	790
Net (gain) loss attributable to noncontrolling interests	-
Net Income	790

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Spain S.L.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	794
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	618
Margin Deposits & Default Fund	-
Total Current Assets	**1,412**
Long Term Assets:	
Total Property and Equipment - Net	11
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1
Other Long Term Assets	363
Right of use asset	-
Total Long Term Assets	**375**
Total Assets	**1,787**
LIABILITIES	
AP and Accrued Expenses	28
Accrued Personnel Costs	667
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	104
Other Current Liabilities	(4)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**795**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1**
Total Liabilities	**796**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4
Accumulated Other Comprehensive Income/(Loss)	64
Total Retained Earnings	922
Total NASDAQ OMX Stockholders' Equity	**991**
Total Noncontrolling Interest	-
Total Equity	**991**
Total Liabilities Minority Interest and Stockholders Equity	**1,787**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Spain S.L.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	4,725
Total Revenues	**4,725**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**4,725**
Operating Expenses:	**-**
Compensation and Benefits	**2,374**
Marketing and Advertising	**0**
Depr and Amortization	**0**
Professional and Contract Services	185
Technology and Comm Infrastructure	3
Occupancy	21
Regulatory	-
General Administrative and Other	352
Merger Related Expenses Total	1,274
Restructuring Charges	-
Total Operating Expenses	4,209
Operating Income	516
Total Interest Income	8
Total Interest Expense	(3)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	520
Income Tax provisions	125
Net Income before Minority Interest	395
Net (gain) loss attributable to noncontrolling interests	-
Net Income	395

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Technology (DIFC) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	253
Investments	-
Total Receivables - Net	808
Current restricted Cash and Cash equivalents	-
Other Current Assets	421
Margin Deposits & Default Fund	-
Total Current Assets	**1,481**
Long Term Assets:	
Total Property and Equipment - Net	5
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	2,509
Right of use asset	372
Total Long Term Assets	**2,887**
Total Assets	**4,368**
LIABILITIES	
AP and Accrued Expenses	13
Accrued Personnel Costs	651
Deferred Revenue	-
Lease liability - current	182
Other Accrued Liabilities	36
Other Current Liabilities	(0)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**882**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	149
All Other Long Term Liabilities	530
Long Term Liabilities	**679**
Total Liabilities	**1,562**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	50
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	2,756
Total NASDAQ OMX Stockholders' Equity	**2,806**
Total Noncontrolling Interest	-
Total Equity	**2,806**
Total Liabilities Minority Interest and Stockholders Equity	**4,368**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Technology (DIFC) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	4,942
Total Revenues	**4,942**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**4,942**
Operating Expenses:	**-**
Compensation and Benefits	**3,477**
Marketing and Advertising	**2**
Depr and Amortization	**1**
Professional and Contract Services	22
Technology and Comm Infrastructure	16
Occupancy	216
Regulatory	-
General Administrative and Other	392
Merger Related Expenses Total	(4)
Restructuring Charges	-
Total Operating Expenses	4,121
Operating Income	822
Total Interest Income	0
Total Interest Expense	(9)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	813
Income Tax provisions	63
Net Income before Minority Interest	750
Net (gain) loss attributable to noncontrolling interests	-
Net Income	750

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Technology de Mexico, S. de R.L. de C.V.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	2,561
Investments	-
Total Receivables - Net	1,851
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,521
Margin Deposits & Default Fund	-
Total Current Assets	**5,933**
Long Term Assets:	
Total Property and Equipment - Net	349
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	908
Other Long Term Assets	1,888
Right of use asset	-
Total Long Term Assets	**3,144**
Total Assets	**9,077**
LIABILITIES	
AP and Accrued Expenses	62
Accrued Personnel Costs	3,608
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(105)
Other Current Liabilities	(309)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**3,256**
Total Long Term Debt	-
Non Current Deferred Tax Liability	28
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	3,141
Long Term Liabilities	**3,169**
Total Liabilities	**6,426**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	122
Total Retained Earnings	2,530
Total NASDAQ OMX Stockholders' Equity	**2,652**
Total Noncontrolling Interest	-
Total Equity	**2,652**
Total Liabilities Minority Interest and Stockholders Equity	**9,077**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Technology de Mexico, S. de R.L. de C.V.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	24,755
Total Revenues	**24,755**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**24,755**
Operating Expenses:	**-**
Compensation and Benefits	**18,924**
Marketing and Advertising	**46**
Depr and Amortization	**37**
Professional and Contract Services	604
Technology and Comm Infrastructure	76
Occupancy	236
Regulatory	-
General Administrative and Other	416
Merger Related Expenses Total	1,282
Restructuring Charges	3
Total Operating Expenses	21,625
Operating Income	3,130
Total Interest Income	30
Total Interest Expense	(10)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	3,151
Income Tax provisions	1,385
Net Income before Minority Interest	1,766
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,766

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,107
Total Revenues	**1,107**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**1,107**
Operating Expenses:	**-**
Compensation and Benefits	**(1,083)**
Marketing and Advertising	**-**
Depr and Amortization	**1**
Professional and Contract Services	24
Technology and Comm Infrastructure	25
Occupancy	-
Regulatory	-
General Administrative and Other	3
Merger Related Expenses Total	(25)
Restructuring Charges	-
Total Operating Expenses	(1,055)
Operating Income	2,162
Total Interest Income	17
Total Interest Expense	(0)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	2,178
Income Tax provisions	996
Net Income before Minority Interest	1,182
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,182

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS Pensionikeskus
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	132
Investments	-
Total Receivables - Net	268
Current restricted Cash and Cash equivalents	317
Other Current Assets	338
Margin Deposits & Default Fund	-
Total Current Assets	**1,055**
Long Term Assets:	
Total Property and Equipment - Net	203
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	3
Other Long Term Assets	-
Right of use asset	31
Total Long Term Assets	**238**
Total Assets	**1,293**
LIABILITIES	
AP and Accrued Expenses	124
Accrued Personnel Costs	59
Deferred Revenue	-
Lease liability - current	32
Other Accrued Liabilities	-
Other Current Liabilities	4
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**220**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	(0)
All Other Long Term Liabilities	-
Long Term Liabilities	**(0)**
Total Liabilities	**220**
EQUITY	-
Common Stock Total	229
Common Stock in Treasury Total	-
Additional Paid in Capital	803
Accumulated Other Comprehensive Income/(Loss)	(42)
Total Retained Earnings	84
Total NASDAQ OMX Stockholders' Equity	**1,073**
Total Noncontrolling Interest	-
Total Equity	**1,073**
Total Liabilities Minority Interest and Stockholders Equity	**1,293**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS Pensionikeskus
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	1,607
Other	-
Total Revenues	**1,607**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**1,607**
Operating Expenses:	**-**
Compensation and Benefits	**348**
Marketing and Advertising	**-**
Depr and Amortization	**285**
Professional and Contract Services	401
Technology and Comm Infrastructure	302
Occupancy	49
Regulatory	8
General Administrative and Other	99
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1,492
Operating Income	114
Total Interest Income	4
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	118
Income Tax provisions	-
Net Income before Minority Interest	118
Net (gain) loss attributable to noncontrolling interests	-
Net Income	118

Nasdaq, Inc.
Unconsolidated Balance Sheet -Axioma SD, Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	107
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	0
Margin Deposits & Default Fund	-
Total Current Assets	**107**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**107**
LIABILITIES	
AP and Accrued Expenses	0
Accrued Personnel Costs	0
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**0**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**0**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	15
Total Retained Earnings	92
Total NASDAQ OMX Stockholders' Equity	**107**
Total Noncontrolling Interest	-
Total Equity	**107**
Total Liabilities Minority Interest and Stockholders Equity	**107**

Nasdaq, Inc.
Unconsolidated Statement of Income -Axioma SD, Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	(7)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	(7)
Operating Income	7
Total Interest Income	(0)
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	7
Income Tax provisions	7
Net Income before Minority Interest	(0)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(0)

Nasdaq, Inc.
Unconsolidated Balance Sheet -AxiomSL Holdings B.V.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	102
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(537)
Margin Deposits & Default Fund	-
Total Current Assets	**(434)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	7
Other Long Term Assets	1,713
Right of use asset	-
Total Long Term Assets	**1,720**
Total Assets	**1,286**
LIABILITIES	
AP and Accrued Expenses	82
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**82**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	55
Long Term Liabilities	**55**
Total Liabilities	**137**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	24
Accumulated Other Comprehensive Income/(Loss)	(55)
Total Retained Earnings	1,180
Total NASDAQ OMX Stockholders' Equity	**1,149**
Total Noncontrolling Interest	-
Total Equity	**1,149**
Total Liabilities Minority Interest and Stockholders Equity	**1,286**

Nasdaq, Inc.
Unconsolidated Statement of Income -AxiomSL Holdings B.V.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	(20)
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	31
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	11
Operating Income	(11)
Total Interest Income	-
Total Interest Expense	(8)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(19)
Income Tax provisions	(6)
Net Income before Minority Interest	(12)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(12)

Nasdaq, Inc.
Unconsolidated Balance Sheet -AxiomSL Ltd. (UK) (Dissolved 11/2025)
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	9
Total Retained Earnings	(9)
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -AxiomSL Ltd. (UK) (Dissolved 11/2025)
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Calypso Software (Beijing) Co Ltd
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	2,218
Investments	-
Total Receivables - Net	5
Current restricted Cash and Cash equivalents	-
Other Current Assets	24
Margin Deposits & Default Fund	-
Total Current Assets	**2,246**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	0
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**0**
Total Assets	**2,247**
LIABILITIES	
AP and Accrued Expenses	33
Accrued Personnel Costs	57
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1
Other Current Liabilities	0
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**91**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**91**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,400
Accumulated Other Comprehensive Income/(Loss)	75
Total Retained Earnings	681
Total NASDAQ OMX Stockholders' Equity	**2,156**
Total Noncontrolling Interest	-
Total Equity	**2,156**
Total Liabilities Minority Interest and Stockholders Equity	**2,247**

Nasdaq, Inc.
Unconsolidated Statement of Income -Calypso Software (Beijing) Co Ltd
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	520
Total Revenues	**520**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**520**
Operating Expenses:	**-**
Compensation and Benefits	**318**
Marketing and Advertising	**0**
Depr and Amortization	**-**
Professional and Contract Services	64
Technology and Comm Infrastructure	-
Occupancy	12
Regulatory	-
General Administrative and Other	67
Merger Related Expenses Total	33
Restructuring Charges	-
Total Operating Expenses	494
Operating Income	25
Total Interest Income	13
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	38
Income Tax provisions	1
Net Income before Minority Interest	38
Net (gain) loss attributable to noncontrolling interests	-
Net Income	38

Nasdaq, Inc.
Unconsolidated Balance Sheet -Calypso Technology International Ltd. (Dissolved 20/03/2025)
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	82
Total Retained Earnings	(82)
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	-

Nasdaq, Inc.

Unconsolidated Statement of Income -Calypso Technology International Ltd. (Dissolved 20/03/2025)

(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Calypso Technology Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	161
Investments	-
Total Receivables - Net	350
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,185
Margin Deposits & Default Fund	-
Total Current Assets	**1,695**
Long Term Assets:	
Total Property and Equipment - Net	10
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	39
Other Long Term Assets	1,172
Right of use asset	-
Total Long Term Assets	**1,221**
Total Assets	**2,916**
LIABILITIES	
AP and Accrued Expenses	16
Accrued Personnel Costs	543
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	117
Other Current Liabilities	(5)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**672**
Total Long Term Debt	-
Non Current Deferred Tax Liability	39
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	0
Long Term Liabilities	**40**
Total Liabilities	**711**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	216
Accumulated Other Comprehensive Income/(Loss)	107
Total Retained Earnings	1,882
Total NASDAQ OMX Stockholders' Equity	**2,205**
Total Noncontrolling Interest	-
Total Equity	**2,205**
Total Liabilities Minority Interest and Stockholders Equity	**2,916**

Nasdaq, Inc.
Unconsolidated Statement of Income -Calypso Technology Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	8,994
Total Revenues	**8,994**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**8,994**
Operating Expenses:	**-**
Compensation and Benefits	**1,944**
Marketing and Advertising	**2**
Depr and Amortization	**-**
Professional and Contract Services	148
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	166
Merger Related Expenses Total	5,965
Restructuring Charges	67
Total Operating Expenses	8,292
Operating Income	702
Total Interest Income	8
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	710
Income Tax provisions	44
Net Income before Minority Interest	666
Net (gain) loss attributable to noncontrolling interests	-
Net Income	666

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober Financial Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	884
Investments	-
Total Receivables - Net	6,810
Current restricted Cash and Cash equivalents	-
Other Current Assets	73,735
Margin Deposits & Default Fund	-
Total Current Assets	**81,430**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	127,531
Other Intangibles	29,806
Non Current Deferred Taxes	10
Other Long Term Assets	1,413
Right of use asset	-
Total Long Term Assets	**158,761**
Total Assets	**240,190**
LIABILITIES	
AP and Accrued Expenses	36,931
Accrued Personnel Costs	28
Deferred Revenue	9,452
Lease liability - current	-
Other Accrued Liabilities	672
Other Current Liabilities	(1,303)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**45,780**
Total Long Term Debt	-
Non Current Deferred Tax Liability	6,140
Non-current deferred revenue	2,026
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**8,167**
Total Liabilities	**53,946**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	214,609
Accumulated Other Comprehensive Income/(Loss)	(2,541)
Total Retained Earnings	(25,824)
Total NASDAQ OMX Stockholders' Equity	**186,244**
Total Noncontrolling Interest	-
Total Equity	**186,244**
Total Liabilities Minority Interest and Stockholders Equity	**240,190**

Nasdaq, Inc.
Unconsolidated Statement of Income -Cinnober Financial Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	30,596
Market Services	-
Other	0
Total Revenues	**30,597**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**30,597**
Operating Expenses:	-
Compensation and Benefits	**(95)**
Marketing and Advertising	-
Depr and Amortization	**5,261**
Professional and Contract Services	12,737
Technology and Comm Infrastructure	12,700
Occupancy	22
Regulatory	-
General Administrative and Other	894
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	31,519
Operating Income	(923)
Total Interest Income	1,374
Total Interest Expense	(11)
Dividend and Investment Income	**309**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	7,768
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	8,518
Income Tax provisions	310
Net Income before Minority Interest	8,208
Net (gain) loss attributable to noncontrolling interests	-
Net Income	8,208

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Holdings Limited (Dissolved 11/2025)
(in thousands, unaudited)

Notes: (Dissolved 11/2025)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	115,024
Right of use asset	-
Total Long Term Assets	**115,024**
Total Assets	**115,024**
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	17,174
Accumulated Other Comprehensive Income/(Loss)	(86)
Total Retained Earnings	97,937
Total NASDAQ OMX Stockholders' Equity	**115,024**
Total Noncontrolling Interest	-
Total Equity	**115,024**
Total Liabilities Minority Interest and Stockholders Equity	**115,024**

Nasdaq, Inc.
Unconsolidated Statement of Income -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**7,226**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	7,226
Income Tax provisions	-
Net Income before Minority Interest	7,226
Net (gain) loss attributable to noncontrolling interests	-
Net Income	7,226

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Australia Pty Limited
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	402
Investments	-
Total Receivables - Net	518
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,187
Margin Deposits & Default Fund	-
Total Current Assets	**3,107**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,381
Other Intangibles	2,098
Non Current Deferred Taxes	217
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**3,696**
Total Assets	**6,803**
LIABILITIES	
AP and Accrued Expenses	23
Accrued Personnel Costs	-
Deferred Revenue	1,853
Lease liability - current	-
Other Accrued Liabilities	110
Other Current Liabilities	84
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**2,070**
Total Long Term Debt	-
Non Current Deferred Tax Liability	629
Non-current deferred revenue	22
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**652**
Total Liabilities	**2,721**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6,340
Accumulated Other Comprehensive Income/(Loss)	(630)
Total Retained Earnings	(1,629)
Total NASDAQ OMX Stockholders' Equity	**4,082**
Total Noncontrolling Interest	-
Total Equity	**4,082**
Total Liabilities Minority Interest and Stockholders Equity	**6,803**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Australia Pty Limited
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	2,433
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**2,433**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**2,433**
Operating Expenses:	**-**
Compensation and Benefits	**57**
Marketing and Advertising	**-**
Depr and Amortization	**297**
Professional and Contract Services	2,235
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	(13)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	2,575
Operating Income	(142)
Total Interest Income	81
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	(62)
Income Tax provisions	(8)
Net Income before Minority Interest	(54)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(54)

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	5,563
Investments	-
Total Receivables - Net	4,312
Current restricted Cash and Cash equivalents	-
Other Current Assets	4,074
Margin Deposits & Default Fund	-
Total Current Assets	**13,948**
Long Term Assets:	
Total Property and Equipment - Net	3
Goodwill	10,388
Other Intangibles	21,424
Non Current Deferred Taxes	-
Other Long Term Assets	131
Right of use asset	-
Total Long Term Assets	**31,947**
Total Assets	**45,895**
LIABILITIES	
AP and Accrued Expenses	231
Accrued Personnel Costs	904
Deferred Revenue	13,932
Lease liability - current	-
Other Accrued Liabilities	(1,118)
Other Current Liabilities	542
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**14,491**
Total Long Term Debt	-
Non Current Deferred Tax Liability	5,356
Non-current deferred revenue	150
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**5,506**
Total Liabilities	**19,997**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43,926
Accumulated Other Comprehensive Income/(Loss)	(59)
Total Retained Earnings	(17,969)
Total NASDAQ OMX Stockholders' Equity	**25,898**
Total Noncontrolling Interest	-
Total Equity	**25,898**
Total Liabilities Minority Interest and Stockholders Equity	**45,895**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	20,382
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**20,382**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**20,382**
Operating Expenses:	**-**
Compensation and Benefits	**6,448**
Marketing and Advertising	**64**
Depr and Amortization	**3,071**
Professional and Contract Services	10,944
Technology and Comm Infrastructure	7
Occupancy	296
Regulatory	-
General Administrative and Other	504
Merger Related Expenses Total	-
Restructuring Charges	281
Total Operating Expenses	21,615
Operating Income	(1,233)
Total Interest Income	253
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	(980)
Income Tax provisions	(738)
Net Income before Minority Interest	(242)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(242)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	124
Total Retained Earnings	(124)
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	218
Total Revenues	**218**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**218**
Operating Expenses:	-
Compensation and Benefits	**192**
Marketing and Advertising	-
Depr and Amortization	**6**
Professional and Contract Services	0
Technology and Comm Infrastructure	-
Occupancy	25
Regulatory	-
General Administrative and Other	(276)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	(53)
Operating Income	271
Total Interest Income	-
Total Interest Expense	(1)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	270
Income Tax provisions	-
Net Income before Minority Interest	270
Net (gain) loss attributable to noncontrolling interests	-
Net Income	270

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kuberno Limited (32.92% directly or indirectly owned by N
(in thousands, unaudited)

Notes: (32.92% directly or indirectly owned by Nasdaq, Inc.)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Metrio Software Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	584
Investments	-
Total Receivables - Net	175
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,748
Margin Deposits & Default Fund	-
Total Current Assets	**2,507**
Long Term Assets:	
Total Property and Equipment - Net	388
Goodwill	1,718
Other Intangibles	-
Non Current Deferred Taxes	1,631
Other Long Term Assets	-
Right of use asset	604
Total Long Term Assets	**4,341**
Total Assets	**6,847**
LIABILITIES	
AP and Accrued Expenses	23
Accrued Personnel Costs	1,379
Deferred Revenue	180
Lease liability - current	151
Other Accrued Liabilities	(100)
Other Current Liabilities	(55)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**1,577**
Total Long Term Debt	-
Non Current Deferred Tax Liability	695
Non-current deferred revenue	-
Lease liability - non current	525
All Other Long Term Liabilities	-
Long Term Liabilities	**1,220**
Total Liabilities	**2,797**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	21,297
Accumulated Other Comprehensive Income/(Loss)	(3,155)
Total Retained Earnings	(14,092)
Total NASDAQ OMX Stockholders' Equity	**4,050**
Total Noncontrolling Interest	-
Total Equity	**4,050**
Total Liabilities Minority Interest and Stockholders Equity	**6,847**

Nasdaq, Inc.
Unconsolidated Statement of Income -Metrio Software Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	647
Financial Technology	-
Market Services	-
Other	10,744
Total Revenues	**11,390**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**11,390**
Operating Expenses:	-
Compensation and Benefits	**5,808**
Marketing and Advertising	**7**
Depr and Amortization	**101**
Professional and Contract Services	2,891
Technology and Comm Infrastructure	899
Occupancy	228
Regulatory	-
General Administrative and Other	(183)
Merger Related Expenses Total	37
Restructuring Charges	15
Total Operating Expenses	9,803
Operating Income	1,587
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,587
Income Tax provisions	191
Net Income before Minority Interest	1,397
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,397

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	(3,771)
Investments	-
Total Receivables - Net	656
Current restricted Cash and Cash equivalents	-
Other Current Assets	(670,603)
Margin Deposits & Default Fund	-
Total Current Assets	**(673,717)**
Long Term Assets:	
Total Property and Equipment - Net	21,469
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	10,761
Other Long Term Assets	(3,302,534)
Right of use asset	49,808
Total Long Term Assets	**(3,220,496)**
Total Assets	**(3,894,214)**
LIABILITIES	
AP and Accrued Expenses	3,427
Accrued Personnel Costs	1,500
Deferred Revenue	-
Lease liability - current	5,127
Other Accrued Liabilities	418,326
Other Current Liabilities	(388)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**427,993**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	52,546
All Other Long Term Liabilities	2,491
Long Term Liabilities	**55,037**
Total Liabilities	**483,030**
EQUITY	-
Common Stock Total	18
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,189,888)
Accumulated Other Comprehensive Income/(Loss)	454,765
Total Retained Earnings	(642,139)
Total NASDAQ OMX Stockholders' Equity	**(4,377,244)**
Total Noncontrolling Interest	-
Total Equity	**(4,377,244)**
Total Liabilities Minority Interest and Stockholders Equity	**(3,894,214)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	9,036
Total Revenues	**9,036**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**9,036**
Operating Expenses:	**-**
Compensation and Benefits	**4,395**
Marketing and Advertising	**11**
Depr and Amortization	**609**
Professional and Contract Services	1,229
Technology and Comm Infrastructure	160
Occupancy	1,916
Regulatory	-
General Administrative and Other	3,849
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	12,170
Operating Income	(3,134)
Total Interest Income	-
Total Interest Expense	(28,662)
Dividend and Investment Income	**190,542**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	158,746
Income Tax provisions	(5,456)
Net Income before Minority Interest	164,202
Net (gain) loss attributable to noncontrolling interests	-
Net Income	164,202

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Arabia Limited
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	89
Investments	-
Total Receivables - Net	398
Current restricted Cash and Cash equivalents	-
Other Current Assets	(409)
Margin Deposits & Default Fund	-
Total Current Assets	**78**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**78**
LIABILITIES	
AP and Accrued Expenses	(1)
Accrued Personnel Costs	54
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	0
Other Current Liabilities	(9)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**44**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**44**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	13
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	21
Total NASDAQ OMX Stockholders' Equity	**34**
Total Noncontrolling Interest	-
Total Equity	**34**
Total Liabilities Minority Interest and Stockholders Equity	**78**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Arabia Limited
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	398
Total Revenues	**398**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**398**
Operating Expenses:	**-**
Compensation and Benefits	**236**
Marketing and Advertising	**-**
Depr and Amortization	**-**
Professional and Contract Services	83
Technology and Comm Infrastructure	2
Occupancy	14
Regulatory	-
General Administrative and Other	33
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	367
Operating Income	31
Total Interest Income	-
Total Interest Expense	(10)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	21
Income Tax provisions	-
Net Income before Minority Interest	21
Net (gain) loss attributable to noncontrolling interests	-
Net Income	21

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	483
Investments	-
Total Receivables - Net	12
Current restricted Cash and Cash equivalents	-
Other Current Assets	3,491
Margin Deposits & Default Fund	-
Total Current Assets	**3,986**
Long Term Assets:	
Total Property and Equipment - Net	21
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	23
Total Long Term Assets	**45**
Total Assets	**4,031**
LIABILITIES	
AP and Accrued Expenses	30
Accrued Personnel Costs	885
Deferred Revenue	-
Lease liability - current	25
Other Accrued Liabilities	57
Other Current Liabilities	176
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**1,173**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,173**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,012
Accumulated Other Comprehensive Income/(Loss)	190
Total Retained Earnings	1,656
Total NASDAQ OMX Stockholders' Equity	**2,858**
Total Noncontrolling Interest	-
Total Equity	**2,858**
Total Liabilities Minority Interest and Stockholders Equity	**4,031**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	8,370
Market Services	-
Other	1,988
Total Revenues	**10,358**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**10,358**
Operating Expenses:	**-**
Compensation and Benefits	**4,553**
Marketing and Advertising	**20**
Depr and Amortization	**5**
Professional and Contract Services	4,689
Technology and Comm Infrastructure	22
Occupancy	325
Regulatory	-
General Administrative and Other	522
Merger Related Expenses Total	0
Restructuring Charges	15
Total Operating Expenses	10,152
Operating Income	207
Total Interest Income	51
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	257
Income Tax provisions	78
Net Income before Minority Interest	180
Net (gain) loss attributable to noncontrolling interests	-
Net Income	180

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(464)
Margin Deposits & Default Fund	-
Total Current Assets	**(464)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	40,144
Other Intangibles	1,426
Non Current Deferred Taxes	-
Other Long Term Assets	11,092
Right of use asset	-
Total Long Term Assets	**52,662**
Total Assets	**52,198**
LIABILITIES	
AP and Accrued Expenses	42
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(475)
Other Current Liabilities	(0)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**(433)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	428
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**428**
Total Liabilities	**(5)**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	78,162
Accumulated Other Comprehensive Income/(Loss)	(8,353)
Total Retained Earnings	(17,606)
Total NASDAQ OMX Stockholders' Equity	**52,203**
Total Noncontrolling Interest	-
Total Equity	**52,203**
Total Liabilities Minority Interest and Stockholders Equity	**52,198**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	(1,462)
Market Services	-
Other	-
Total Revenues	**(1,462)**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**(1,462)**
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**689**
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	38
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	726
Operating Income	(2,188)
Total Interest Income	1
Total Interest Expense	(2)
Dividend and Investment Income	**9,755**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	7,565
Income Tax provisions	(667)
Net Income before Minority Interest	8,232
Net (gain) loss attributable to noncontrolling interests	-
Net Income	8,232

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	30,272
Investments	-
Total Receivables - Net	484
Current restricted Cash and Cash equivalents	-
Other Current Assets	3,338
Margin Deposits & Default Fund	-
Total Current Assets	**34,094**
Long Term Assets:	
Total Property and Equipment - Net	17,086
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	14,517
Other Long Term Assets	699
Right of use asset	32,330
Total Long Term Assets	**64,631**
Total Assets	**98,726**
LIABILITIES	
AP and Accrued Expenses	5,294
Accrued Personnel Costs	23,875
Deferred Revenue	-
Lease liability - current	2,225
Other Accrued Liabilities	(554)
Other Current Liabilities	(561)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**30,278**
Total Long Term Debt	-
Non Current Deferred Tax Liability	4,204
Non-current deferred revenue	-
Lease liability - non current	30,994
All Other Long Term Liabilities	0
Long Term Liabilities	**35,198**
Total Liabilities	**65,476**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	48,383
Accumulated Other Comprehensive Income/(Loss)	(1,730)
Total Retained Earnings	(13,403)
Total NASDAQ OMX Stockholders' Equity	**33,249**
Total Noncontrolling Interest	-
Total Equity	**33,249**
Total Liabilities Minority Interest and Stockholders Equity	**98,726**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	231,998
Total Revenues	**231,998**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**231,998**
Operating Expenses:	**-**
Compensation and Benefits	**142,286**
Marketing and Advertising	**3,572**
Depr and Amortization	**3,222**
Professional and Contract Services	30,414
Technology and Comm Infrastructure	28,862
Occupancy	5,087
Regulatory	0
General Administrative and Other	7,363
Merger Related Expenses Total	350
Restructuring Charges	98
Total Operating Expenses	221,255
Operating Income	10,744
Total Interest Income	285
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	11,028
Income Tax provisions	1,823
Net Income before Minority Interest	9,206
Net (gain) loss attributable to noncontrolling interests	-
Net Income	9,206

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	24,368
Investments	21
Total Receivables - Net	6,113
Current restricted Cash and Cash equivalents	158,269
Other Current Assets	47,021
Margin Deposits & Default Fund	5,842,236
Total Current Assets	**6,078,027**
Long Term Assets:	
Total Property and Equipment - Net	352
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	888
Other Long Term Assets	657,950
Right of use asset	-
Total Long Term Assets	**659,190**
Total Assets	**6,737,217**
LIABILITIES	
AP and Accrued Expenses	16,497
Accrued Personnel Costs	3,832
Deferred Revenue	(0)
Lease liability - current	-
Other Accrued Liabilities	2,233
Other Current Liabilities	(44)
Margin Deposits & Default Fund	5,842,236
Current Debt Obligations	-
Current Liabilities	**5,864,755**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**5,864,755**
EQUITY	-
Common Stock Total	28,075
Common Stock in Treasury Total	-
Additional Paid in Capital	1,112,909
Accumulated Other Comprehensive Income/(Loss)	170,579
Total Retained Earnings	(439,100)
Total NASDAQ OMX Stockholders' Equity	**872,463**
Total Noncontrolling Interest	-
Total Equity	**872,463**
Total Liabilities Minority Interest and Stockholders Equity	**6,737,217**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	332
Financial Technology	4,799
Market Services	52,434
Other	1,272
Total Revenues	**58,837**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**58,837**
Operating Expenses:	**-**
Compensation and Benefits	**8,397**
Marketing and Advertising	**11**
Depr and Amortization	**6**
Professional and Contract Services	4,480
Technology and Comm Infrastructure	21,349
Occupancy	696
Regulatory	1,858
General Administrative and Other	3,022
Merger Related Expenses Total	1
Restructuring Charges	286
Total Operating Expenses	40,107
Operating Income	18,730
Total Interest Income	4,320
Total Interest Expense	(663)
Dividend and Investment Income	**(161)**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	(937)
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	21,289
Income Tax provisions	3,047
Net Income before Minority Interest	18,243
Net (gain) loss attributable to noncontrolling interests	-
Net Income	18,243

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Clearing Oslo NUF
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	1,292
Investments	-
Total Receivables - Net	1,291
Current restricted Cash and Cash equivalents	-
Other Current Assets	95,062
Margin Deposits & Default Fund	-
Total Current Assets	**97,646**
Long Term Assets:	
Total Property and Equipment - Net	13
Goodwill	115,842
Other Intangibles	18,102
Non Current Deferred Taxes	13
Other Long Term Assets	321
Right of use asset	121
Total Long Term Assets	**134,413**
Total Assets	**232,058**
LIABILITIES	
AP and Accrued Expenses	346
Accrued Personnel Costs	417
Deferred Revenue	-
Lease liability - current	121
Other Accrued Liabilities	4,986
Other Current Liabilities	10,772
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**16,643**
Total Long Term Debt	-
Non Current Deferred Tax Liability	4,526
Non-current deferred revenue	-
Lease liability - non current	(0)
All Other Long Term Liabilities	-
Long Term Liabilities	**4,526**
Total Liabilities	**21,169**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	657,950
Accumulated Other Comprehensive Income/(Loss)	(543,092)
Total Retained Earnings	96,032
Total NASDAQ OMX Stockholders' Equity	**210,889**
Total Noncontrolling Interest	-
Total Equity	**210,889**
Total Liabilities Minority Interest and Stockholders Equity	**232,058**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Clearing Oslo NUF
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	13,490
Total Revenues	**13,490**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**13,490**
Operating Expenses:	**-**
Compensation and Benefits	**483**
Marketing and Advertising	**-**
Depr and Amortization	**6**
Professional and Contract Services	2,125
Technology and Comm Infrastructure	3,709
Occupancy	35
Regulatory	-
General Administrative and Other	6,149
Merger Related Expenses Total	16,185
Restructuring Charges	-
Total Operating Expenses	28,692
Operating Income	(15,202)
Total Interest Income	3,428
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	31,904
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	20,130
Income Tax provisions	5,084
Net Income before Minority Interest	15,046
Net (gain) loss attributable to noncontrolling interests	-
Net Income	15,046

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	2,972
Investments	-
Total Receivables - Net	4,381
Current restricted Cash and Cash equivalents	8,927
Other Current Assets	42,584
Margin Deposits & Default Fund	-
Total Current Assets	**58,864**
Long Term Assets:	
Total Property and Equipment - Net	124
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1,013
Other Long Term Assets	152
Right of use asset	445
Total Long Term Assets	**1,735**
Total Assets	**60,599**
LIABILITIES	
AP and Accrued Expenses	1,326
Accrued Personnel Costs	2,756
Deferred Revenue	1,478
Lease liability - current	445
Other Accrued Liabilities	(743)
Other Current Liabilities	230
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**5,492**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	1,880
Lease liability - non current	(0)
All Other Long Term Liabilities	-
Long Term Liabilities	**1,880**
Total Liabilities	**7,373**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,129
Accumulated Other Comprehensive Income/(Loss)	(3,174)
Total Retained Earnings	4,271
Total NASDAQ OMX Stockholders' Equity	**53,226**
Total Noncontrolling Interest	-
Total Equity	**53,226**
Total Liabilities Minority Interest and Stockholders Equity	**60,599**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	33,199
Financial Technology	1,086
Market Services	23,596
Other	2,181
Total Revenues	**60,061**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**(24)**
Revenues less Cost of Revenues	**60,037**
Operating Expenses:	**-**
Compensation and Benefits	**9,360**
Marketing and Advertising	**105**
Depr and Amortization	**40**
Professional and Contract Services	2,485
Technology and Comm Infrastructure	6,010
Occupancy	711
Regulatory	1,339
General Administrative and Other	1,469
Merger Related Expenses Total	3
Restructuring Charges	24
Total Operating Expenses	21,546
Operating Income	38,491
Total Interest Income	1,163
Total Interest Expense	(0)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	39,654
Income Tax provisions	8,755
Net Income before Minority Interest	30,900
Net (gain) loss attributable to noncontrolling interests	-
Net Income	30,900

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	16,597
Investments	-
Total Receivables - Net	6,341
Current restricted Cash and Cash equivalents	-
Other Current Assets	995
Margin Deposits & Default Fund	-
Total Current Assets	**23,933**
Long Term Assets:	
Total Property and Equipment - Net	1,651
Goodwill	605
Other Intangibles	-
Non Current Deferred Taxes	1,642
Other Long Term Assets	840
Right of use asset	828
Total Long Term Assets	**5,566**
Total Assets	**29,499**
LIABILITIES	
AP and Accrued Expenses	2,227
Accrued Personnel Costs	10,317
Deferred Revenue	-
Lease liability - current	852
Other Accrued Liabilities	526
Other Current Liabilities	(3,841)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**10,080**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	176
Long Term Liabilities	**176**
Total Liabilities	**10,256**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	11,621
Accumulated Other Comprehensive Income/(Loss)	(6,804)
Total Retained Earnings	14,426
Total NASDAQ OMX Stockholders' Equity	**19,243**
Total Noncontrolling Interest	-
Total Equity	**19,243**
Total Liabilities Minority Interest and Stockholders Equity	**29,499**

Nasdaq, Inc.

Unconsolidated Statement of Income -Nasdaq Corporate Solutions (India) Private Limited

(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	59,463
Total Revenues	**59,463**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**59,463**
Operating Expenses:	**-**
Compensation and Benefits	**30,518**
Marketing and Advertising	**57**
Depr and Amortization	**632**
Professional and Contract Services	10,464
Technology and Comm Infrastructure	3,645
Occupancy	1,545
Regulatory	1
General Administrative and Other	1,990
Merger Related Expenses Total	348
Restructuring Charges	1,326
Total Operating Expenses	50,526
Operating Income	8,937
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	8,937
Income Tax provisions	2,836
Net Income before Minority Interest	6,101
Net (gain) loss attributable to noncontrolling interests	-
Net Income	6,101

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	11,076
Investments	-
Total Receivables - Net	7,240
Current restricted Cash and Cash equivalents	-
Other Current Assets	39,646
Margin Deposits & Default Fund	-
Total Current Assets	**57,962**
Long Term Assets:	
Total Property and Equipment - Net	3,679
Goodwill	68,507
Other Intangibles	-
Non Current Deferred Taxes	43
Other Long Term Assets	348
Right of use asset	6,485
Total Long Term Assets	**79,062**
Total Assets	**137,024**
LIABILITIES	
AP and Accrued Expenses	3,903
Accrued Personnel Costs	2,268
Deferred Revenue	10,755
Lease liability - current	2,142
Other Accrued Liabilities	(817)
Other Current Liabilities	355
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**18,607**
Total Long Term Debt	-
Non Current Deferred Tax Liability	9,915
Non-current deferred revenue	-
Lease liability - non current	8,572
All Other Long Term Liabilities	53
Long Term Liabilities	**18,541**
Total Liabilities	**37,148**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	136,691
Accumulated Other Comprehensive Income/(Loss)	(16,017)
Total Retained Earnings	(20,798)
Total NASDAQ OMX Stockholders' Equity	**99,876**
Total Noncontrolling Interest	-
Total Equity	**99,876**
Total Liabilities Minority Interest and Stockholders Equity	**137,024**

Nasdaq, Inc.

Unconsolidated Statement of Income -Nasdaq Corporate Solutions International Limited

(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	51,546
Financial Technology	-
Market Services	-
Other	8,265
Total Revenues	**59,811**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**59,811**
Operating Expenses:	**-**
Compensation and Benefits	**10,729**
Marketing and Advertising	**316**
Depr and Amortization	**755**
Professional and Contract Services	26,596
Technology and Comm Infrastructure	2,673
Occupancy	(1,841)
Regulatory	-
General Administrative and Other	3,210
Merger Related Expenses Total	212
Restructuring Charges	12
Total Operating Expenses	42,661
Operating Income	17,150
Total Interest Income	1,364
Total Interest Expense	(0)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	18,514
Income Tax provisions	3,621
Net Income before Minority Interest	14,892
Net (gain) loss attributable to noncontrolling interests	-
Net Income	14,892

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	1,753
Investments	18,144
Total Receivables - Net	491
Current restricted Cash and Cash equivalents	-
Other Current Assets	4,097
Margin Deposits & Default Fund	-
Total Current Assets	**24,485**
Long Term Assets:	
Total Property and Equipment - Net	1,083
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	4
Other Long Term Assets	7,695
Right of use asset	145
Total Long Term Assets	**8,927**
Total Assets	**33,412**
LIABILITIES	
AP and Accrued Expenses	13,709
Accrued Personnel Costs	255
Deferred Revenue	1
Lease liability - current	51
Other Accrued Liabilities	-
Other Current Liabilities	33
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**14,049**
Total Long Term Debt	-
Non Current Deferred Tax Liability	771
Non-current deferred revenue	-
Lease liability - non current	94
All Other Long Term Liabilities	-
Long Term Liabilities	**865**
Total Liabilities	**14,914**
EQUITY	-
Common Stock Total	5,921
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	5,050
Total Retained Earnings	7,528
Total NASDAQ OMX Stockholders' Equity	**18,498**
Total Noncontrolling Interest	-
Total Equity	**18,498**
Total Liabilities Minority Interest and Stockholders Equity	**33,412**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	4,307
Other	2,940
Total Revenues	**7,247**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**7,247**
Operating Expenses:	**-**
Compensation and Benefits	**947**
Marketing and Advertising	**3**
Depr and Amortization	**190**
Professional and Contract Services	3,060
Technology and Comm Infrastructure	1,226
Occupancy	171
Regulatory	205
General Administrative and Other	577
Merger Related Expenses Total	-
Restructuring Charges	1
Total Operating Expenses	6,379
Operating Income	867
Total Interest Income	485
Total Interest Expense	-
Dividend and Investment Income	**(45)**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	1,308
Income Tax provisions	342
Net Income before Minority Interest	966
Net (gain) loss attributable to noncontrolling interests	-
Net Income	966

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	16,556
Investments	-
Total Receivables - Net	4,726
Current restricted Cash and Cash equivalents	-
Other Current Assets	57
Margin Deposits & Default Fund	-
Total Current Assets	**21,339**
Long Term Assets:	
Total Property and Equipment - Net	299
Goodwill	54,526
Other Intangibles	32,240
Non Current Deferred Taxes	44
Other Long Term Assets	134
Right of use asset	388
Total Long Term Assets	**87,631**
Total Assets	**108,970**
LIABILITIES	
AP and Accrued Expenses	1,017
Accrued Personnel Costs	715
Deferred Revenue	-
Lease liability - current	241
Other Accrued Liabilities	1,821
Other Current Liabilities	199
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**3,995**
Total Long Term Debt	-
Non Current Deferred Tax Liability	8,544
Non-current deferred revenue	-
Lease liability - non current	148
All Other Long Term Liabilities	2
Long Term Liabilities	**8,694**
Total Liabilities	**12,689**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	115,024
Accumulated Other Comprehensive Income/(Loss)	3,209
Total Retained Earnings	(21,951)
Total NASDAQ OMX Stockholders' Equity	**96,282**
Total Noncontrolling Interest	-
Total Equity	**96,282**
Total Liabilities Minority Interest and Stockholders Equity	**108,970**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	12,222
Financial Technology	3,568
Market Services	44,158
Other	40
Total Revenues	**59,988**
Transaction-based expenses:	**-**
Transaction Rebates	(28,535)
Brokerage, Clearance and Exchange Fees	**(2)**
Revenues less Cost of Revenues	**31,450**
Operating Expenses:	**-**
Compensation and Benefits	**2,208**
Marketing and Advertising	**81**
Depr and Amortization	**4,672**
Professional and Contract Services	3,502
Technology and Comm Infrastructure	1,167
Occupancy	377
Regulatory	127
General Administrative and Other	142
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	12,276
Operating Income	19,175
Total Interest Income	356
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	19,531
Income Tax provisions	5,198
Net Income before Minority Interest	14,333
Net (gain) loss attributable to noncontrolling interests	-
Net Income	14,333

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	(46)
Investments	-
Total Receivables - Net	27,954
Current restricted Cash and Cash equivalents	-
Other Current Assets	(21,316)
Margin Deposits & Default Fund	-
Total Current Assets	**6,592**
Long Term Assets:	
Total Property and Equipment - Net	18,206
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**18,206**
Total Assets	**24,798**
LIABILITIES	
AP and Accrued Expenses	212
Accrued Personnel Costs	5,618
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	97
Other Current Liabilities	(2,608)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**3,318**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3,318**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	10,910
Accumulated Other Comprehensive Income/(Loss)	(797)
Total Retained Earnings	11,366
Total NASDAQ OMX Stockholders' Equity	**21,479**
Total Noncontrolling Interest	-
Total Equity	**21,479**
Total Liabilities Minority Interest and Stockholders Equity	**24,798**

Nasdaq, Inc.

Unconsolidated Statement of Income -Nasdaq Exchange and Clearing Services AB

(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	36,592
Market Services	5
Other	1,614
Total Revenues	**38,211**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**38,211**
Operating Expenses:	-
Compensation and Benefits	**10,507**
Marketing and Advertising	-
Depr and Amortization	**5,283**
Professional and Contract Services	1,955
Technology and Comm Infrastructure	16,585
Occupancy	1,621
Regulatory	-
General Administrative and Other	1,467
Merger Related Expenses Total	-
Restructuring Charges	23
Total Operating Expenses	37,441
Operating Income	771
Total Interest Income	-
Total Interest Expense	(662)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	109
Income Tax provisions	221
Net Income before Minority Interest	(112)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(112)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq France SARL
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	4,876
Investments	-
Total Receivables - Net	(5)
Current restricted Cash and Cash equivalents	-
Other Current Assets	11,716
Margin Deposits & Default Fund	-
Total Current Assets	**16,588**
Long Term Assets:	
Total Property and Equipment - Net	911
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	499
Other Long Term Assets	8,378
Right of use asset	4,706
Total Long Term Assets	**14,494**
Total Assets	**31,081**
LIABILITIES	
AP and Accrued Expenses	249
Accrued Personnel Costs	12,826
Deferred Revenue	-
Lease liability - current	999
Other Accrued Liabilities	1,602
Other Current Liabilities	(126)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**15,550**
Total Long Term Debt	-
Non Current Deferred Tax Liability	289
Non-current deferred revenue	-
Lease liability - non current	3,708
All Other Long Term Liabilities	157
Long Term Liabilities	**4,154**
Total Liabilities	**19,704**
EQUITY	-
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	7
Accumulated Other Comprehensive Income/(Loss)	636
Total Retained Earnings	10,734
Total NASDAQ OMX Stockholders' Equity	**11,377**
Total Noncontrolling Interest	-
Total Equity	**11,377**
Total Liabilities Minority Interest and Stockholders Equity	**31,081**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq France SARL
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	107,772
Total Revenues	**107,772**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**107,772**
Operating Expenses:	**-**
Compensation and Benefits	**26,041**
Marketing and Advertising	**120**
Depr and Amortization	**47**
Professional and Contract Services	6,391
Technology and Comm Infrastructure	346
Occupancy	871
Regulatory	-
General Administrative and Other	1,693
Merger Related Expenses Total	57,853
Restructuring Charges	447
Total Operating Expenses	93,810
Operating Income	13,962
Total Interest Income	43
Total Interest Expense	(13)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	13,993
Income Tax provisions	4,102
Net Income before Minority Interest	9,891
Net (gain) loss attributable to noncontrolling interests	-
Net Income	9,891

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	309
Investments	-
Total Receivables - Net	(7)
Current restricted Cash and Cash equivalents	-
Other Current Assets	4,584
Margin Deposits & Default Fund	-
Total Current Assets	**4,886**
Long Term Assets:	
Total Property and Equipment - Net	763
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	2,734
Right of use asset	0
Total Long Term Assets	**3,496**
Total Assets	**8,382**
LIABILITIES	
AP and Accrued Expenses	103
Accrued Personnel Costs	723
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	882
Other Current Liabilities	(10)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**1,697**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	551
Long Term Liabilities	**551**
Total Liabilities	**2,248**
EQUITY	-
Common Stock Total	(1)
Common Stock in Treasury Total	-
Additional Paid in Capital	316
Accumulated Other Comprehensive Income/(Loss)	107
Total Retained Earnings	5,711
Total NASDAQ OMX Stockholders' Equity	**6,134**
Total Noncontrolling Interest	-
Total Equity	**6,134**
Total Liabilities Minority Interest and Stockholders Equity	**8,382**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	7,827
Total Revenues	**7,827**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**7,827**
Operating Expenses:	**-**
Compensation and Benefits	**3,864**
Marketing and Advertising	**5**
Depr and Amortization	**64**
Professional and Contract Services	538
Technology and Comm Infrastructure	123
Occupancy	115
Regulatory	-
General Administrative and Other	226
Merger Related Expenses Total	1,927
Restructuring Charges	276
Total Operating Expenses	7,138
Operating Income	689
Total Interest Income	42
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	731
Income Tax provisions	247
Net Income before Minority Interest	484
Net (gain) loss attributable to noncontrolling interests	-
Net Income	484

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	1,176
Investments	-
Total Receivables - Net	2,600
Current restricted Cash and Cash equivalents	6,397
Other Current Assets	33,849
Margin Deposits & Default Fund	-
Total Current Assets	**44,022**
Long Term Assets:	
Total Property and Equipment - Net	137
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	42
Other Long Term Assets	8,830
Right of use asset	-
Total Long Term Assets	**9,009**
Total Assets	**53,031**
LIABILITIES	
AP and Accrued Expenses	12,255
Accrued Personnel Costs	1,969
Deferred Revenue	1,515
Lease liability - current	(0)
Other Accrued Liabilities	(3,462)
Other Current Liabilities	531
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**12,808**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	2,610
Lease liability - non current	0
All Other Long Term Liabilities	-
Long Term Liabilities	**2,610**
Total Liabilities	**15,419**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(7,763)
Accumulated Other Comprehensive Income/(Loss)	(11,287)
Total Retained Earnings	56,659
Total NASDAQ OMX Stockholders' Equity	**37,608**
Total Noncontrolling Interest	4
Total Equity	**37,613**
Total Liabilities Minority Interest and Stockholders Equity	**53,031**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	20,050
Financial Technology	903
Market Services	13,377
Other	578
Total Revenues	**34,908**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**34,908**
Operating Expenses:	**-**
Compensation and Benefits	**5,215**
Marketing and Advertising	**48**
Depr and Amortization	**91**
Professional and Contract Services	3,864
Technology and Comm Infrastructure	2,601
Occupancy	683
Regulatory	548
General Administrative and Other	868
Merger Related Expenses Total	-
Restructuring Charges	283
Total Operating Expenses	14,201
Operating Income	20,708
Total Interest Income	862
Total Interest Expense	-
Dividend and Investment Income	**(10,738)**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	10,831
Income Tax provisions	2,253
Net Income before Minority Interest	8,578
Net (gain) loss attributable to noncontrolling interests	-
Net Income	8,578

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	(25,192)
Investments	-
Total Receivables - Net	2,969,013
Current restricted Cash and Cash equivalents	-
Other Current Assets	24,395
Margin Deposits & Default Fund	-
Total Current Assets	**2,968,217**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	4,928
Other Long Term Assets	(4,157,748)
Right of use asset	-
Total Long Term Assets	**(4,152,820)**
Total Assets	**(1,184,603)**
LIABILITIES	
AP and Accrued Expenses	15,327
Accrued Personnel Costs	987
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	65,430
Other Current Liabilities	50
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**81,794**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,123
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,123**
Total Liabilities	**82,917**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,145,107)
Accumulated Other Comprehensive Income/(Loss)	3,297,214
Total Retained Earnings	(419,627)
Total NASDAQ OMX Stockholders' Equity	**(1,267,520)**
Total Noncontrolling Interest	-
Total Equity	**(1,267,520)**
Total Liabilities Minority Interest and Stockholders Equity	**(1,184,603)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	4,206
Total Revenues	**4,206**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**4,206**
Operating Expenses:	**-**
Compensation and Benefits	**3,151**
Marketing and Advertising	**4**
Depr and Amortization	**-**
Professional and Contract Services	564
Technology and Comm Infrastructure	53
Occupancy	382
Regulatory	-
General Administrative and Other	141
Merger Related Expenses Total	-
Restructuring Charges	41
Total Operating Expenses	4,337
Operating Income	(131)
Total Interest Income	446
Total Interest Expense	(2,527)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	(2,212)
Income Tax provisions	(1,674)
Net Income before Minority Interest	(538)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(538)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	20
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	50,927
Margin Deposits & Default Fund	-
Total Current Assets	**50,947**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	124
Other Long Term Assets	52,129
Right of use asset	-
Total Long Term Assets	**52,253**
Total Assets	**103,200**
LIABILITIES	
AP and Accrued Expenses	13
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	144,758
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**144,771**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**144,771**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(66,045)
Accumulated Other Comprehensive Income/(Loss)	26,596
Total Retained Earnings	(2,122)
Total NASDAQ OMX Stockholders' Equity	**(41,571)**
Total Noncontrolling Interest	-
Total Equity	**(41,571)**
Total Liabilities Minority Interest and Stockholders Equity	**103,200**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	25
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	11
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	36
Operating Income	(36)
Total Interest Income	1,313
Total Interest Expense	(1,825)
Dividend and Investment Income	**27,819**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	27,272
Income Tax provisions	(124)
Net Income before Minority Interest	27,395
Net (gain) loss attributable to noncontrolling interests	-
Net Income	27,395

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Luxembourg Sarl (Dissolved 28/04/2025)
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	0
Right of use asset	-
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(0)
Total Retained Earnings	(0)
Total NASDAQ OMX Stockholders' Equity	**(0)**
Total Noncontrolling Interest	-
Total Equity	**(0)**
Total Liabilities Minority Interest and Stockholders Equity	**(0)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Luxembourg Sarl (Dissolved 28/04/2025)
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	58
Technology and Comm Infrastructure	-
Occupancy	5
Regulatory	-
General Administrative and Other	(0)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	63
Operating Income	(63)
Total Interest Income	2,397
Total Interest Expense	-
Dividend and Investment Income	**52**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	2,386
Income Tax provisions	-
Net Income before Minority Interest	2,386
Net (gain) loss attributable to noncontrolling interests	-
Net Income	2,386

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	2,403
Investments	5,757
Total Receivables - Net	515
Current restricted Cash and Cash equivalents	-
Other Current Assets	177
Margin Deposits & Default Fund	-
Total Current Assets	**8,851**
Long Term Assets:	
Total Property and Equipment - Net	18
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	443
Other Long Term Assets	-
Right of use asset	0
Total Long Term Assets	**461**
Total Assets	**9,312**
LIABILITIES	
AP and Accrued Expenses	68
Accrued Personnel Costs	604
Deferred Revenue	940
Lease liability - current	0
Other Accrued Liabilities	714
Other Current Liabilities	50
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**2,376**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	1,860
Lease liability - non current	(0)
All Other Long Term Liabilities	-
Long Term Liabilities	**1,860**
Total Liabilities	**4,235**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	10,890
Accumulated Other Comprehensive Income/(Loss)	(5,873)
Total Retained Earnings	61
Total NASDAQ OMX Stockholders' Equity	**5,077**
Total Noncontrolling Interest	-
Total Equity	**5,077**
Total Liabilities Minority Interest and Stockholders Equity	**9,312**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	3,927
Financial Technology	337
Market Services	2,374
Other	336
Total Revenues	**6,975**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**6,975**
Operating Expenses:	**-**
Compensation and Benefits	**2,423**
Marketing and Advertising	**30**
Depr and Amortization	**10**
Professional and Contract Services	423
Technology and Comm Infrastructure	684
Occupancy	251
Regulatory	67
General Administrative and Other	291
Merger Related Expenses Total	-
Restructuring Charges	7
Total Operating Expenses	4,186
Operating Income	2,788
Total Interest Income	583
Total Interest Expense	-
Dividend and Investment Income	**4**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	3,375
Income Tax provisions	722
Net Income before Minority Interest	2,653
Net (gain) loss attributable to noncontrolling interests	-
Net Income	2,653

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(1,640)
Total Retained Earnings	1,640
Total NASDAQ OMX Stockholders' Equity	**0**
Total Noncontrolling Interest	-
Total Equity	**0**
Total Liabilities Minority Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	6,561
Total Revenues	**6,561**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**6,561**
Operating Expenses:	**-**
Compensation and Benefits	**4,473**
Marketing and Advertising	**44**
Depr and Amortization	**4**
Professional and Contract Services	259
Technology and Comm Infrastructure	25
Occupancy	349
Regulatory	-
General Administrative and Other	623
Merger Related Expenses Total	91
Restructuring Charges	144
Total Operating Expenses	6,012
Operating Income	548
Total Interest Income	193
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	741
Income Tax provisions	(6)
Net Income before Minority Interest	747
Net (gain) loss attributable to noncontrolling interests	-
Net Income	747

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Korea Ltd
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	655
Investments	-
Total Receivables - Net	22
Current restricted Cash and Cash equivalents	-
Other Current Assets	(394)
Margin Deposits & Default Fund	-
Total Current Assets	**284**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1
Other Long Term Assets	-
Right of use asset	137
Total Long Term Assets	**137**
Total Assets	**421**
LIABILITIES	
AP and Accrued Expenses	3
Accrued Personnel Costs	271
Deferred Revenue	180
Lease liability - current	124
Other Accrued Liabilities	(15)
Other Current Liabilities	17
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**581**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	14
All Other Long Term Liabilities	-
Long Term Liabilities	**14**
Total Liabilities	**595**
EQUITY	-
Common Stock Total	93
Common Stock in Treasury Total	-
Additional Paid in Capital	3
Accumulated Other Comprehensive Income/(Loss)	(108)
Total Retained Earnings	(161)
Total NASDAQ OMX Stockholders' Equity	**(173)**
Total Noncontrolling Interest	-
Total Equity	**(173)**
Total Liabilities Minority Interest and Stockholders Equity	**421**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Korea Ltd
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	982
Financial Technology	-
Market Services	-
Other	626
Total Revenues	**1,608**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,608**
Operating Expenses:	**-**
Compensation and Benefits	**1,172**
Marketing and Advertising	**14**
Depr and Amortization	-
Professional and Contract Services	45
Technology and Comm Infrastructure	2
Occupancy	127
Regulatory	-
General Administrative and Other	69
Merger Related Expenses Total	220
Restructuring Charges	-
Total Operating Expenses	1,647
Operating Income	(40)
Total Interest Income	0
Total Interest Expense	(15)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(54)
Income Tax provisions	(19)
Net Income before Minority Interest	(35)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(35)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Limited (Previously Adenza Limited)
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	1,228
Investments	-
Total Receivables - Net	0
Current restricted Cash and Cash equivalents	-
Other Current Assets	10,505
Margin Deposits & Default Fund	-
Total Current Assets	**11,733**
Long Term Assets:	
Total Property and Equipment - Net	683
Goodwill	1,403
Other Intangibles	-
Non Current Deferred Taxes	21
Other Long Term Assets	28
Right of use asset	8,597
Total Long Term Assets	**10,732**
Total Assets	**22,465**
LIABILITIES	
AP and Accrued Expenses	299
Accrued Personnel Costs	3,636
Deferred Revenue	-
Lease liability - current	660
Other Accrued Liabilities	(9)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**4,586**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	8,346
All Other Long Term Liabilities	-
Long Term Liabilities	**8,346**
Total Liabilities	**12,933**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,435
Accumulated Other Comprehensive Income/(Loss)	(551)
Total Retained Earnings	8,648
Total NASDAQ OMX Stockholders' Equity	**9,532**
Total Noncontrolling Interest	-
Total Equity	**9,532**
Total Liabilities Minority Interest and Stockholders Equity	**22,465**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Limited (Previously Adenza Limited)
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	22,852
Total Revenues	**22,852**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**22,852**
Operating Expenses:	**-**
Compensation and Benefits	**15,822**
Marketing and Advertising	**727**
Depr and Amortization	**19**
Professional and Contract Services	839
Technology and Comm Infrastructure	88
Occupancy	1,507
Regulatory	-
General Administrative and Other	1,613
Merger Related Expenses Total	537
Restructuring Charges	174
Total Operating Expenses	21,327
Operating Income	1,525
Total Interest Income	145
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	1,670
Income Tax provisions	231
Net Income before Minority Interest	1,438
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,438

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Ltd
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	1,639
Investments	-
Total Receivables - Net	(52)
Current restricted Cash and Cash equivalents	-
Other Current Assets	10,024
Margin Deposits & Default Fund	-
Total Current Assets	**11,611**
Long Term Assets:	
Total Property and Equipment - Net	520
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	29
Other Long Term Assets	5,704
Right of use asset	(0)
Total Long Term Assets	**6,253**
Total Assets	**17,865**
LIABILITIES	
AP and Accrued Expenses	1,169
Accrued Personnel Costs	13,242
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(180)
Other Current Liabilities	(578)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**13,653**
Total Long Term Debt	-
Non Current Deferred Tax Liability	29
Non-current deferred revenue	-
Lease liability - non current	(0)
All Other Long Term Liabilities	(153)
Long Term Liabilities	**(124)**
Total Liabilities	**13,530**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,244
Accumulated Other Comprehensive Income/(Loss)	2,688
Total Retained Earnings	(1,597)
Total NASDAQ OMX Stockholders' Equity	**4,335**
Total Noncontrolling Interest	-
Total Equity	**4,335**
Total Liabilities Minority Interest and Stockholders Equity	**17,865**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Ltd
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	3
Other	82,029
Total Revenues	**82,032**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**82,032**
Operating Expenses:	**-**
Compensation and Benefits	**53,077**
Marketing and Advertising	**1,044**
Depr and Amortization	**12**
Professional and Contract Services	9,067
Technology and Comm Infrastructure	3,264
Occupancy	3,898
Regulatory	-
General Administrative and Other	2,583
Merger Related Expenses Total	4,844
Restructuring Charges	597
Total Operating Expenses	78,386
Operating Income	3,646
Total Interest Income	280
Total Interest Expense	(73)
Dividend and Investment Income	**5,175**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	(863)
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	8,166
Income Tax provisions	979
Net Income before Minority Interest	7,186
Net (gain) loss attributable to noncontrolling interests	-
Net Income	7,186

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	1,791
Investments	67
Total Receivables - Net	15,199
Current restricted Cash and Cash equivalents	-
Other Current Assets	(131,118)
Margin Deposits & Default Fund	-
Total Current Assets	**(114,061)**
Long Term Assets:	
Total Property and Equipment - Net	25
Goodwill	1,471
Other Intangibles	-
Non Current Deferred Taxes	449
Other Long Term Assets	837,441
Right of use asset	-
Total Long Term Assets	**839,387**
Total Assets	**725,326**
LIABILITIES	
AP and Accrued Expenses	(2,487)
Accrued Personnel Costs	455
Deferred Revenue	4,970
Lease liability - current	-
Other Accrued Liabilities	645
Other Current Liabilities	(216)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**3,367**
Total Long Term Debt	-
Non Current Deferred Tax Liability	62
Non-current deferred revenue	(0)
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**62**
Total Liabilities	**3,429**
EQUITY	-
Common Stock Total	42,121
Common Stock in Treasury Total	-
Additional Paid in Capital	1,104,359
Accumulated Other Comprehensive Income/(Loss)	27,997
Total Retained Earnings	(452,792)
Total NASDAQ OMX Stockholders' Equity	**721,686**
Total Noncontrolling Interest	211
Total Equity	**721,897**
Total Liabilities Minority Interest and Stockholders Equity	**725,326**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	4,648
Financial Technology	193
Market Services	(2)
Other	1,260
Total Revenues	**6,099**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**6,099**
Operating Expenses:	**-**
Compensation and Benefits	**1,395**
Marketing and Advertising	**2**
Depr and Amortization	**4**
Professional and Contract Services	491
Technology and Comm Infrastructure	242
Occupancy	(30)
Regulatory	16
General Administrative and Other	639
Merger Related Expenses Total	-
Restructuring Charges	5
Total Operating Expenses	2,763
Operating Income	3,336
Total Interest Income	57
Total Interest Expense	(4,114)
Dividend and Investment Income	**137,559**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	136,838
Income Tax provisions	2,083
Net Income before Minority Interest	134,754
Net (gain) loss attributable to noncontrolling interests	(63)
Net Income	134,691

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(0)
Accumulated Other Comprehensive Income/(Loss)	5,790
Total Retained Earnings	(5,790)
Total NASDAQ OMX Stockholders' Equity	**(0)**
Total Noncontrolling Interest	-
Total Equity	**(0)**
Total Liabilities Minority Interest and Stockholders Equity	**(0)**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	4,687
Total Revenues	**4,687**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**4,687**
Operating Expenses:	**-**
Compensation and Benefits	**2,179**
Marketing and Advertising	**66**
Depr and Amortization	**-**
Professional and Contract Services	(23)
Technology and Comm Infrastructure	13
Occupancy	257
Regulatory	-
General Administrative and Other	208
Merger Related Expenses Total	34
Restructuring Charges	59
Total Operating Expenses	2,792
Operating Income	1,895
Total Interest Income	264
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	2,159
Income Tax provisions	(0)
Net Income before Minority Interest	2,160
Net (gain) loss attributable to noncontrolling interests	-
Net Income	2,160

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	22,059
Investments	-
Total Receivables - Net	802
Current restricted Cash and Cash equivalents	2,635
Other Current Assets	132
Margin Deposits & Default Fund	-
Total Current Assets	**25,628**
Long Term Assets:	
Total Property and Equipment - Net	13
Goodwill	4,942
Other Intangibles	1,061
Non Current Deferred Taxes	2,270
Other Long Term Assets	13
Right of use asset	-
Total Long Term Assets	**8,299**
Total Assets	**33,928**
LIABILITIES	
AP and Accrued Expenses	59
Accrued Personnel Costs	3,923
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	476
Other Current Liabilities	43
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**4,502**
Total Long Term Debt	-
Non Current Deferred Tax Liability	2,508
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	24
Long Term Liabilities	**2,532**
Total Liabilities	**7,033**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	15,703
Accumulated Other Comprehensive Income/(Loss)	(8,806)
Total Retained Earnings	19,998
Total NASDAQ OMX Stockholders' Equity	**26,894**
Total Noncontrolling Interest	-
Total Equity	**26,894**
Total Liabilities Minority Interest and Stockholders Equity	**33,928**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	11,932
Total Revenues	**11,932**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**11,932**
Operating Expenses:	**-**
Compensation and Benefits	**3,685**
Marketing and Advertising	**14**
Depr and Amortization	**9**
Professional and Contract Services	705
Technology and Comm Infrastructure	2,339
Occupancy	329
Regulatory	226
General Administrative and Other	(4,963)
Merger Related Expenses Total	5,808
Restructuring Charges	-
Total Operating Expenses	8,153
Operating Income	3,780
Total Interest Income	742
Total Interest Expense	(0)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	(2,388)
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	2,134
Income Tax provisions	543
Net Income before Minority Interest	1,591
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,591

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	1,753
Investments	-
Total Receivables - Net	613
Current restricted Cash and Cash equivalents	914
Other Current Assets	11,106
Margin Deposits & Default Fund	-
Total Current Assets	**14,387**
Long Term Assets:	
Total Property and Equipment - Net	1,722
Goodwill	8,680
Other Intangibles	-
Non Current Deferred Taxes	2,371
Other Long Term Assets	2,627
Right of use asset	958
Total Long Term Assets	**16,357**
Total Assets	**30,743**
LIABILITIES	
AP and Accrued Expenses	574
Accrued Personnel Costs	7,703
Deferred Revenue	796
Lease liability - current	860
Other Accrued Liabilities	921
Other Current Liabilities	91
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**10,946**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	327
All Other Long Term Liabilities	402
Long Term Liabilities	**728**
Total Liabilities	**11,674**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,278
Accumulated Other Comprehensive Income/(Loss)	(3,451)
Total Retained Earnings	21,242
Total NASDAQ OMX Stockholders' Equity	**19,069**
Total Noncontrolling Interest	-
Total Equity	**19,069**
Total Liabilities Minority Interest and Stockholders Equity	**30,743**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	5,698
Financial Technology	-
Market Services	-
Other	24,436
Total Revenues	**30,133**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**30,133**
Operating Expenses:	**-**
Compensation and Benefits	**19,589**
Marketing and Advertising	**104**
Depr and Amortization	**940**
Professional and Contract Services	5,069
Technology and Comm Infrastructure	395
Occupancy	404
Regulatory	-
General Administrative and Other	843
Merger Related Expenses Total	1,316
Restructuring Charges	199
Total Operating Expenses	28,859
Operating Income	1,275
Total Interest Income	194
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	1,469
Income Tax provisions	401
Net Income before Minority Interest	1,067
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,067

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Riga, AS (92.98% owned, directly or indirectly, by Nasdaq, Inc.)
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	1,191
Investments	-
Total Receivables - Net	29
Current restricted Cash and Cash equivalents	891
Other Current Assets	653
Margin Deposits & Default Fund	-
Total Current Assets	**2,763**
Long Term Assets:	
Total Property and Equipment - Net	2
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	6
Other Long Term Assets	3
Right of use asset	68
Total Long Term Assets	**79**
Total Assets	**2,842**
LIABILITIES	
AP and Accrued Expenses	28
Accrued Personnel Costs	82
Deferred Revenue	89
Lease liability - current	24
Other Accrued Liabilities	-
Other Current Liabilities	12
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**235**
Total Long Term Debt	-
Non Current Deferred Tax Liability	283
Non-current deferred revenue	215
Lease liability - non current	44
All Other Long Term Liabilities	-
Long Term Liabilities	**543**
Total Liabilities	**778**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,962
Accumulated Other Comprehensive Income/(Loss)	(913)
Total Retained Earnings	(984)
Total NASDAQ OMX Stockholders' Equity	**2,065**
Total Noncontrolling Interest	-
Total Equity	**2,065**
Total Liabilities Minority Interest and Stockholders Equity	**2,842**

Nasdaq, Inc.

Unconsolidated Statement of Income -Nasdaq Riga, AS (92.98% owned, directly or indirectly, by Nasdaq, I

(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	557
Financial Technology	138
Market Services	546
Other	780
Total Revenues	**2,022**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**2,022**
Operating Expenses:	**-**
Compensation and Benefits	**439**
Marketing and Advertising	**22**
Depr and Amortization	**1**
Professional and Contract Services	69
Technology and Comm Infrastructure	140
Occupancy	38
Regulatory	40
General Administrative and Other	202
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	951
Operating Income	1,071
Total Interest Income	20
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,092
Income Tax provisions	180
Net Income before Minority Interest	912
Net (gain) loss attributable to noncontrolling interests	-
Net Income	912

Nasdaq, Inc.

Unconsolidated Balance Sheet -Nasdaq Singapore Pte. Ltd. (Previously Adenza Singapore Pte. Ltd., name c

(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	1,773
Investments	-
Total Receivables - Net	789
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,769
Margin Deposits & Default Fund	-
Total Current Assets	**5,331**
Long Term Assets:	
Total Property and Equipment - Net	955
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	62
Other Long Term Assets	19,245
Right of use asset	3,855
Total Long Term Assets	**24,117**
Total Assets	**29,448**
LIABILITIES	
AP and Accrued Expenses	1,189
Accrued Personnel Costs	1,014
Deferred Revenue	572
Lease liability - current	332
Other Accrued Liabilities	312
Other Current Liabilities	(7)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**3,411**
Total Long Term Debt	-
Non Current Deferred Tax Liability	62
Non-current deferred revenue	-
Lease liability - non current	3,608
All Other Long Term Liabilities	12,354
Long Term Liabilities	**16,024**
Total Liabilities	**19,436**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	248
Total Retained Earnings	9,765
Total NASDAQ OMX Stockholders' Equity	**10,012**
Total Noncontrolling Interest	-
Total Equity	**10,012**
Total Liabilities Minority Interest and Stockholders Equity	**29,448**

Nasdaq, Inc.

Unconsolidated Statement of Income -Nasdaq Singapore Pte. Ltd. (Previously Adenza Singapore Pte. Ltd.,

(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	5,017
Market Services	-
Other	19,034
Total Revenues	**24,051**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**24,051**
Operating Expenses:	**-**
Compensation and Benefits	**6,505**
Marketing and Advertising	**7**
Depr and Amortization	**19**
Professional and Contract Services	5,593
Technology and Comm Infrastructure	55
Occupancy	612
Regulatory	-
General Administrative and Other	1,858
Merger Related Expenses Total	7,084
Restructuring Charges	170
Total Operating Expenses	21,903
Operating Income	2,148
Total Interest Income	9
Total Interest Expense	(32)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	2,126
Income Tax provisions	367
Net Income before Minority Interest	1,759
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,759

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Spot AB (Liquidated 01/17/2025)
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	112
Investments	-
Total Receivables - Net	3
Current restricted Cash and Cash equivalents	-
Other Current Assets	5,346
Margin Deposits & Default Fund	-
Total Current Assets	**5,462**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	127
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**127**
Total Assets	**5,589**
LIABILITIES	
AP and Accrued Expenses	18
Accrued Personnel Costs	351
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(4)
Other Current Liabilities	(0)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**365**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**365**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,981
Accumulated Other Comprehensive Income/(Loss)	(505)
Total Retained Earnings	(251)
Total NASDAQ OMX Stockholders' Equity	**5,224**
Total Noncontrolling Interest	-
Total Equity	**5,224**
Total Liabilities Minority Interest and Stockholders Equity	**5,589**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Spot AB (Liquidated 01/17/2025)
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	(0)
Total Revenues	**(0)**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**(0)**
Operating Expenses:	-
Compensation and Benefits	**330**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	3
Technology and Comm Infrastructure	1
Occupancy	1
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	204
Restructuring Charges	-
Total Operating Expenses	540
Operating Income	(540)
Total Interest Income	84
Total Interest Expense	(7)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	(96)
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(560)
Income Tax provisions	(128)
Net Income before Minority Interest	(432)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(432)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	2,499
Investments	(7)
Total Receivables - Net	17,264
Current restricted Cash and Cash equivalents	25,516
Other Current Assets	184,702
Margin Deposits & Default Fund	-
Total Current Assets	**229,974**
Long Term Assets:	
Total Property and Equipment - Net	11,672
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	251
Other Long Term Assets	5
Right of use asset	-
Total Long Term Assets	**11,929**
Total Assets	**241,903**
LIABILITIES	
AP and Accrued Expenses	13,165
Accrued Personnel Costs	13,790
Deferred Revenue	15,687
Lease liability - current	-
Other Accrued Liabilities	1,502
Other Current Liabilities	3,339
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**47,484**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	17,900
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**17,900**
Total Liabilities	**65,384**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	12,974
Accumulated Other Comprehensive Income/(Loss)	(50,692)
Total Retained Earnings	214,237
Total NASDAQ OMX Stockholders' Equity	**176,518**
Total Noncontrolling Interest	-
Total Equity	**176,518**
Total Liabilities Minority Interest and Stockholders Equity	**241,903**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	119,741
Financial Technology	37,832
Market Services	73,827
Other	3,523
Total Revenues	**234,923**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**(61)**
Revenues less Cost of Revenues	**234,862**
Operating Expenses:	**-**
Compensation and Benefits	**35,856**
Marketing and Advertising	**1,238**
Depr and Amortization	**2,031**
Professional and Contract Services	13,230
Technology and Comm Infrastructure	30,727
Occupancy	3,560
Regulatory	1,836
General Administrative and Other	5,939
Merger Related Expenses Total	(51)
Restructuring Charges	409
Total Operating Expenses	94,775
Operating Income	140,087
Total Interest Income	4,244
Total Interest Expense	(143)
Dividend and Investment Income	**(19)**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	(161)
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	144,009
Income Tax provisions	29,532
Net Income before Minority Interest	114,477
Net (gain) loss attributable to noncontrolling interests	-
Net Income	114,477

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	1,432
Investments	-
Total Receivables - Net	180
Current restricted Cash and Cash equivalents	1,010
Other Current Assets	568
Margin Deposits & Default Fund	-
Total Current Assets	**3,189**
Long Term Assets:	
Total Property and Equipment - Net	21
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	(0)
Right of use asset	31
Total Long Term Assets	**52**
Total Assets	**3,241**
LIABILITIES	
AP and Accrued Expenses	14
Accrued Personnel Costs	191
Deferred Revenue	75
Lease liability - current	32
Other Accrued Liabilities	-
Other Current Liabilities	4
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**318**
Total Long Term Debt	-
Non Current Deferred Tax Liability	320
Non-current deferred revenue	143
Lease liability - non current	(0)
All Other Long Term Liabilities	-
Long Term Liabilities	**463**
Total Liabilities	**781**
EQUITY	-
Common Stock Total	1
Common Stock in Treasury Total	-
Additional Paid in Capital	11,130
Accumulated Other Comprehensive Income/(Loss)	(1,135)
Total Retained Earnings	(7,535)
Total NASDAQ OMX Stockholders' Equity	**2,461**
Total Noncontrolling Interest	-
Total Equity	**2,461**
Total Liabilities Minority Interest and Stockholders Equity	**3,241**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	1,054
Financial Technology	189
Market Services	514
Other	977
Total Revenues	**2,735**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**2,735**
Operating Expenses:	**-**
Compensation and Benefits	**825**
Marketing and Advertising	**27**
Depr and Amortization	**4**
Professional and Contract Services	144
Technology and Comm Infrastructure	201
Occupancy	52
Regulatory	17
General Administrative and Other	246
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1,515
Operating Income	1,220
Total Interest Income	10
Total Interest Expense	(0)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	1,230
Income Tax provisions	247
Net Income before Minority Interest	983
Net (gain) loss attributable to noncontrolling interests	-
Net Income	983

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	2,665
Investments	-
Total Receivables - Net	117,632
Current restricted Cash and Cash equivalents	-
Other Current Assets	16,629
Margin Deposits & Default Fund	-
Total Current Assets	**136,925**
Long Term Assets:	
Total Property and Equipment - Net	122,455
Goodwill	6,505
Other Intangibles	-
Non Current Deferred Taxes	282
Other Long Term Assets	485,367
Right of use asset	13,202
Total Long Term Assets	**627,811**
Total Assets	**764,736**
LIABILITIES	
AP and Accrued Expenses	20,075
Accrued Personnel Costs	27,445
Deferred Revenue	31,571
Lease liability - current	2,576
Other Accrued Liabilities	867
Other Current Liabilities	91
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**82,624**
Total Long Term Debt	-
Non Current Deferred Tax Liability	35
Non-current deferred revenue	1,773
Lease liability - non current	11,037
All Other Long Term Liabilities	7,003
Long Term Liabilities	**19,848**
Total Liabilities	**102,472**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	82,786
Accumulated Other Comprehensive Income/(Loss)	31,965
Total Retained Earnings	547,514
Total NASDAQ OMX Stockholders' Equity	**662,264**
Total Noncontrolling Interest	-
Total Equity	**662,264**
Total Liabilities Minority Interest and Stockholders Equity	**764,736**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	519
Financial Technology	217,748
Market Services	-
Other	26,354
Total Revenues	**244,621**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**244,621**
Operating Expenses:	-
Compensation and Benefits	**63,488**
Marketing and Advertising	**165**
Depr and Amortization	**23,379**
Professional and Contract Services	73,378
Technology and Comm Infrastructure	30,934
Occupancy	12,218
Regulatory	-
General Administrative and Other	20,151
Merger Related Expenses Total	2,018
Restructuring Charges	9,976
Total Operating Expenses	235,708
Operating Income	8,913
Total Interest Income	1
Total Interest Expense	(302)
Dividend and Investment Income	**31,314**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	193
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	40,119
Income Tax provisions	2,103
Net Income before Minority Interest	38,017
Net (gain) loss attributable to noncontrolling interests	-
Net Income	38,017

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	279
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,506
Margin Deposits & Default Fund	-
Total Current Assets	**2,786**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	349
Other Intangibles	-
Non Current Deferred Taxes	1
Other Long Term Assets	101
Right of use asset	-
Total Long Term Assets	**451**
Total Assets	**3,237**
LIABILITIES	
AP and Accrued Expenses	6
Accrued Personnel Costs	160
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	20
Other Current Liabilities	(8)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**178**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**178**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,622
Accumulated Other Comprehensive Income/(Loss)	(6,693)
Total Retained Earnings	4,130
Total NASDAQ OMX Stockholders' Equity	**3,059**
Total Noncontrolling Interest	-
Total Equity	**3,059**
Total Liabilities Minority Interest and Stockholders Equity	**3,237**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	296
Total Revenues	**296**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**296**
Operating Expenses:	**-**
Compensation and Benefits	**253**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	20
Technology and Comm Infrastructure	3
Occupancy	21
Regulatory	-
General Administrative and Other	20
Merger Related Expenses Total	2
Restructuring Charges	-
Total Operating Expenses	319
Operating Income	(23)
Total Interest Income	117
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	95
Income Tax provisions	18
Net Income before Minority Interest	77
Net (gain) loss attributable to noncontrolling interests	-
Net Income	77

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	279
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	13
Other Current Assets	1,403
Margin Deposits & Default Fund	-
Total Current Assets	**1,695**
Long Term Assets:	
Total Property and Equipment - Net	1
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	13
Total Long Term Assets	**14**
Total Assets	**1,709**
LIABILITIES	
AP and Accrued Expenses	31
Accrued Personnel Costs	709
Deferred Revenue	-
Lease liability - current	13
Other Accrued Liabilities	3
Other Current Liabilities	87
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**844**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**844**
EQUITY	-
Common Stock Total	1
Common Stock in Treasury Total	-
Additional Paid in Capital	149
Accumulated Other Comprehensive Income/(Loss)	(492)
Total Retained Earnings	1,208
Total NASDAQ OMX Stockholders' Equity	**865**
Total Noncontrolling Interest	-
Total Equity	**865**
Total Liabilities Minority Interest and Stockholders Equity	**1,709**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,992
Total Revenues	**1,992**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**1,992**
Operating Expenses:	**-**
Compensation and Benefits	**1,738**
Marketing and Advertising	**2**
Depr and Amortization	**2**
Professional and Contract Services	61
Technology and Comm Infrastructure	4
Occupancy	77
Regulatory	-
General Administrative and Other	156
Merger Related Expenses Total	-
Restructuring Charges	(147)
Total Operating Expenses	1,893
Operating Income	99
Total Interest Income	29
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	128
Income Tax provisions	104
Net Income before Minority Interest	23
Net (gain) loss attributable to noncontrolling interests	-
Net Income	23

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	636
Investments	-
Total Receivables - Net	10
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,720
Margin Deposits & Default Fund	-
Total Current Assets	**2,367**
Long Term Assets:	
Total Property and Equipment - Net	51
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	244
Other Long Term Assets	613
Right of use asset	-
Total Long Term Assets	**908**
Total Assets	**3,274**
LIABILITIES	
AP and Accrued Expenses	169
Accrued Personnel Costs	817
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	68
Other Current Liabilities	(69)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**985**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**985**
EQUITY	-
Common Stock Total	(0)
Common Stock in Treasury Total	-
Additional Paid in Capital	1,060
Accumulated Other Comprehensive Income/(Loss)	(489)
Total Retained Earnings	1,718
Total NASDAQ OMX Stockholders' Equity	**2,289**
Total Noncontrolling Interest	-
Total Equity	**2,289**
Total Liabilities Minority Interest and Stockholders Equity	**3,274**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	7,033
Total Revenues	**7,033**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**7,033**
Operating Expenses:	**-**
Compensation and Benefits	**5,233**
Marketing and Advertising	**40**
Depr and Amortization	**26**
Professional and Contract Services	181
Technology and Comm Infrastructure	(10)
Occupancy	413
Regulatory	-
General Administrative and Other	263
Merger Related Expenses Total	548
Restructuring Charges	-
Total Operating Expenses	6,694
Operating Income	339
Total Interest Income	2
Total Interest Expense	(3)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	337
Income Tax provisions	41
Net Income before Minority Interest	296
Net (gain) loss attributable to noncontrolling interests	-
Net Income	296

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	25
Investments	-
Total Receivables - Net	20
Current restricted Cash and Cash equivalents	-
Other Current Assets	1
Margin Deposits & Default Fund	-
Total Current Assets	**46**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**46**
LIABILITIES	
AP and Accrued Expenses	(4)
Accrued Personnel Costs	55
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	5
Other Current Liabilities	3
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**58**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**58**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43
Accumulated Other Comprehensive Income/(Loss)	(81)
Total Retained Earnings	26
Total NASDAQ OMX Stockholders' Equity	**(12)**
Total Noncontrolling Interest	-
Total Equity	**(12)**
Total Liabilities Minority Interest and Stockholders Equity	**46**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	241
Total Revenues	**241**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**241**
Operating Expenses:	-
Compensation and Benefits	**184**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	36
Technology and Comm Infrastructure	1
Occupancy	1
Regulatory	-
General Administrative and Other	12
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	235
Operating Income	6
Total Interest Income	-
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	6
Income Tax provisions	9
Net Income before Minority Interest	(3)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(3)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	77,764
Investments	0
Total Receivables - Net	9,846
Current restricted Cash and Cash equivalents	-
Other Current Assets	239,268
Margin Deposits & Default Fund	-
Total Current Assets	**326,879**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	702,450
Right of use asset	-
Total Long Term Assets	**702,450**
Total Assets	**1,029,329**
LIABILITIES	
AP and Accrued Expenses	13,849
Accrued Personnel Costs	473
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(83,733)
Other Current Liabilities	11,089
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**(58,322)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	29
Long Term Liabilities	**29**
Total Liabilities	**(58,293)**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	968,173
Accumulated Other Comprehensive Income/(Loss)	(90,707)
Total Retained Earnings	210,157
Total NASDAQ OMX Stockholders' Equity	**1,087,622**
Total Noncontrolling Interest	-
Total Equity	**1,087,622**
Total Liabilities Minority Interest and Stockholders Equity	**1,029,329**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	4,625
Total Revenues	**4,625**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**4,625**
Operating Expenses:	-
Compensation and Benefits	**1,472**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	744
Technology and Comm Infrastructure	179
Occupancy	142
Regulatory	-
General Administrative and Other	4,328
Merger Related Expenses Total	-
Restructuring Charges	608
Total Operating Expenses	7,474
Operating Income	(2,849)
Total Interest Income	40,596
Total Interest Expense	(24,358)
Dividend and Investment Income	**(0)**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	13,388
Income Tax provisions	2,832
Net Income before Minority Interest	10,556
Net (gain) loss attributable to noncontrolling interests	-
Net Income	10,556

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	577
Investments	-
Total Receivables - Net	6
Current restricted Cash and Cash equivalents	-
Other Current Assets	10,890
Margin Deposits & Default Fund	-
Total Current Assets	**11,473**
Long Term Assets:	
Total Property and Equipment - Net	3,732
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	321
Other Long Term Assets	9
Right of use asset	6,819
Total Long Term Assets	**10,880**
Total Assets	**22,354**
LIABILITIES	
AP and Accrued Expenses	259
Accrued Personnel Costs	7,255
Deferred Revenue	-
Lease liability - current	(240)
Other Accrued Liabilities	(351)
Other Current Liabilities	(676)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**6,247**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	6,917
All Other Long Term Liabilities	-
Long Term Liabilities	**6,917**
Total Liabilities	**13,165**
EQUITY	-
Common Stock Total	1,256
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	609
Total Retained Earnings	7,324
Total NASDAQ OMX Stockholders' Equity	**9,189**
Total Noncontrolling Interest	-
Total Equity	**9,189**
Total Liabilities Minority Interest and Stockholders Equity	**22,354**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	16,764
Market Services	-
Other	31,977
Total Revenues	**48,741**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**48,741**
Operating Expenses:	**-**
Compensation and Benefits	**30,804**
Marketing and Advertising	**92**
Depr and Amortization	**645**
Professional and Contract Services	4,992
Technology and Comm Infrastructure	2,537
Occupancy	1,672
Regulatory	-
General Administrative and Other	1,244
Merger Related Expenses Total	447
Restructuring Charges	210
Total Operating Expenses	42,643
Operating Income	6,098
Total Interest Income	123
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	(63)
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	6,157
Income Tax provisions	(93)
Net Income before Minority Interest	6,250
Net (gain) loss attributable to noncontrolling interests	-
Net Income	6,250

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Wizer Solutions AB
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	2
Investments	-
Total Receivables - Net	(2)
Current restricted Cash and Cash equivalents	-
Other Current Assets	5,397
Margin Deposits & Default Fund	-
Total Current Assets	**5,397**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	13
Other Long Term Assets	(0)
Right of use asset	-
Total Long Term Assets	**13**
Total Assets	**5,410**
LIABILITIES	
AP and Accrued Expenses	(0)
Accrued Personnel Costs	(0)
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	0
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**(0)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**(0)**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6,981
Accumulated Other Comprehensive Income/(Loss)	189
Total Retained Earnings	(1,760)
Total NASDAQ OMX Stockholders' Equity	**5,410**
Total Noncontrolling Interest	-
Total Equity	**5,410**
Total Liabilities Minority Interest and Stockholders Equity	**5,410**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Wizer Solutions AB
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	(0)
Total Revenues	**(0)**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**(0)**
Operating Expenses:	-
Compensation and Benefits	**(0)**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	(3)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	(3)
Operating Income	3
Total Interest Income	-
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	3
Income Tax provisions	-
Net Income before Minority Interest	3
Net (gain) loss attributable to noncontrolling interests	-
Net Income	3

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ France SAS (Liquidated 12/2024)
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	-
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(0)
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ France SAS (Liquidated 12/2024)
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	71
Total Revenues	**71**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**71**
Operating Expenses:	**-**
Compensation and Benefits	**(319)**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	(27)
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	(2)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	(347)
Operating Income	418
Total Interest Income	23
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	441
Income Tax provisions	(46)
Net Income before Minority Interest	488
Net (gain) loss attributable to noncontrolling interests	-
Net Income	488

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro AB (99.9% owned, directly or indirectly, by Nasdaq, I
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	95
Investments	-
Total Receivables - Net	14,866
Current restricted Cash and Cash equivalents	-
Other Current Assets	159,057
Margin Deposits & Default Fund	-
Total Current Assets	**174,018**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	157
Right of use asset	-
Total Long Term Assets	**157**
Total Assets	**174,176**
LIABILITIES	
AP and Accrued Expenses	22,190
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(153)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**22,037**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**22,037**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	243,430
Accumulated Other Comprehensive Income/(Loss)	(165,520)
Total Retained Earnings	74,229
Total NASDAQ OMX Stockholders' Equity	**152,139**
Total Noncontrolling Interest	-
Total Equity	**152,139**
Total Liabilities Minority Interest and Stockholders Equity	**174,176**

Nasdaq, Inc.

Unconsolidated Statement of Income -OMX Treasury Euro AB (99.9% owned, directly or indirectly, by Na

(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	535
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	535
Operating Income	(535)
Total Interest Income	2,108
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,573
Income Tax provisions	326
Net Income before Minority Interest	1,247
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,247

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	47
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	267,588
Margin Deposits & Default Fund	-
Total Current Assets	**267,635**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	243,414
Right of use asset	-
Total Long Term Assets	**243,414**
Total Assets	**511,048**
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(1,056)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**(1,056)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**(1,056)**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	699,634
Accumulated Other Comprehensive Income/(Loss)	(102,867)
Total Retained Earnings	(84,663)
Total NASDAQ OMX Stockholders' Equity	**512,104**
Total Noncontrolling Interest	-
Total Equity	**512,104**
Total Liabilities Minority Interest and Stockholders Equity	**511,048**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1
Operating Income	(1)
Total Interest Income	6,856
Total Interest Expense	(13)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	6,843
Income Tax provisions	1,422
Net Income before Minority Interest	5,420
Net (gain) loss attributable to noncontrolling interests	-
Net Income	5,420

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands Holding B.V. (liquidated 11/2024)
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	(481,535)
Right of use asset	-
Total Long Term Assets	**(481,535)**
Total Assets	**(481,535)**
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	-
Common Stock Total	6
Common Stock in Treasury Total	-
Additional Paid in Capital	(563,545)
Accumulated Other Comprehensive Income/(Loss)	65,843
Total Retained Earnings	16,160
Total NASDAQ OMX Stockholders' Equity	**(481,535)**
Total Noncontrolling Interest	-
Total Equity	**(481,535)**
Total Liabilities Minority Interest and Stockholders Equity	**(481,535)**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands Holding B.V. (liquidated 11/2024)
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	(0)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	(0)
Operating Income	0
Total Interest Income	-
Total Interest Expense	(0)
Dividend and Investment Income	**(0)**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	0
Income Tax provisions	-
Net Income before Minority Interest	0
Net (gain) loss attributable to noncontrolling interests	-
Net Income	0

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands B.V. (liquidated 11/2024)
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	(2,568)
Right of use asset	-
Total Long Term Assets	**(2,568)**
Total Assets	**(2,568)**
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	-
Common Stock Total	(0)
Common Stock in Treasury Total	-
Additional Paid in Capital	(1,297)
Accumulated Other Comprehensive Income/(Loss)	(1,143)
Total Retained Earnings	(127)
Total NASDAQ OMX Stockholders' Equity	**(2,568)**
Total Noncontrolling Interest	-
Total Equity	**(2,568)**
Total Liabilities Minority Interest and Stockholders Equity	**(2,568)**

Nasdaq, Inc.

Unconsolidated Statement of Income -OMX Netherlands B.V. (liquidated 11/2024)

(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	0
Operating Income	(0)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(0)
Income Tax provisions	-
Net Income before Minority Interest	(0)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(0)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Puro.earth (70% owned, directly or indirectly, by Nasdaq, Inc.)
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	3,816
Investments	-
Total Receivables - Net	1,810
Current restricted Cash and Cash equivalents	-
Other Current Assets	(39)
Margin Deposits & Default Fund	-
Total Current Assets	**5,588**
Long Term Assets:	
Total Property and Equipment - Net	2,224
Goodwill	15,521
Other Intangibles	1,756
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**19,500**
Total Assets	**25,088**
LIABILITIES	
AP and Accrued Expenses	356
Accrued Personnel Costs	907
Deferred Revenue	284
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	44
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**1,591**
Total Long Term Debt	-
Non Current Deferred Tax Liability	351
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**351**
Total Liabilities	**1,942**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	33,240
Accumulated Other Comprehensive Income/(Loss)	193
Total Retained Earnings	(14,571)
Total NASDAQ OMX Stockholders' Equity	**18,862**
Total Noncontrolling Interest	4,284
Total Equity	**23,146**
Total Liabilities Minority Interest and Stockholders Equity	**25,088**

Nasdaq, Inc.

Unconsolidated Statement of Income -Puro.earth (70% owned, directly or indirectly, by Nasdaq, Inc.)

(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	4,071
Other	-
Total Revenues	**4,071**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**4,071**
Operating Expenses:	-
Compensation and Benefits	**1,782**
Marketing and Advertising	**457**
Depr and Amortization	**1,848**
Professional and Contract Services	4,947
Technology and Comm Infrastructure	501
Occupancy	118
Regulatory	-
General Administrative and Other	821
Merger Related Expenses Total	-
Restructuring Charges	402
Total Operating Expenses	10,876
Operating Income	(6,804)
Total Interest Income	72
Total Interest Expense	0
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(6,732)
Income Tax provisions	(63)
Net Income before Minority Interest	(6,669)
Net (gain) loss attributable to noncontrolling interests	1,420
Net Income	(5,249)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Quandl, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	4,510
Investments	-
Total Receivables - Net	(4,411)
Current restricted Cash and Cash equivalents	-
Other Current Assets	71
Margin Deposits & Default Fund	-
Total Current Assets	**170**
Long Term Assets:	
Total Property and Equipment - Net	66
Goodwill	3,857
Other Intangibles	-
Non Current Deferred Taxes	3,671
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**7,594**
Total Assets	**7,764**
LIABILITIES	
AP and Accrued Expenses	207
Accrued Personnel Costs	1,191
Deferred Revenue	-
Lease liability - current	7
Other Accrued Liabilities	(19)
Other Current Liabilities	3,672
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**5,059**
Total Long Term Debt	-
Non Current Deferred Tax Liability	415
Non-current deferred revenue	-
Lease liability - non current	0
All Other Long Term Liabilities	-
Long Term Liabilities	**415**
Total Liabilities	**5,474**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	19,590
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(17,300)
Total NASDAQ OMX Stockholders' Equity	**2,290**
Total Noncontrolling Interest	-
Total Equity	**2,290**
Total Liabilities Minority Interest and Stockholders Equity	**7,764**

Nasdaq, Inc.
Unconsolidated Statement of Income -Quandl, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	(0)
Financial Technology	-
Market Services	-
Other	8,914
Total Revenues	**8,914**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**8,914**
Operating Expenses:	**-**
Compensation and Benefits	**5,403**
Marketing and Advertising	**16**
Depr and Amortization	**2**
Professional and Contract Services	1,446
Technology and Comm Infrastructure	2,425
Occupancy	462
Regulatory	-
General Administrative and Other	743
Merger Related Expenses Total	-
Restructuring Charges	174
Total Operating Expenses	10,670
Operating Income	(1,756)
Total Interest Income	2
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(1,754)
Income Tax provisions	(300)
Net Income before Minority Interest	(1,454)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(1,454)

Nasdaq, Inc.
Unconsolidated Balance Sheet -RF Nordic Express AB (50.1% owned, directly or indirectly, by Nasdaq, In
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(0)
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	-

Nasdaq, Inc.

Unconsolidated Statement of Income -RF Nordic Express AB (50.1% owned, directly or indirectly, by Nasc

(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	(44)
Technology and Comm Infrastructure	-
Occupancy	26
Regulatory	-
General Administrative and Other	(6)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	(24)
Operating Income	24
Total Interest Income	50
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	74
Income Tax provisions	4
Net Income before Minority Interest	71
Net (gain) loss attributable to noncontrolling interests	(62)
Net Income	9

Nasdaq, Inc.
Unconsolidated Balance Sheet -Shareholder.com B.V. (Merged into Adenza Netherlands B.V. 12/2025)
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	195
Investments	-
Total Receivables - Net	20
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,239
Margin Deposits & Default Fund	-
Total Current Assets	**2,455**
Long Term Assets:	
Total Property and Equipment - Net	(2)
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(2)**
Total Assets	**2,453**
LIABILITIES	
AP and Accrued Expenses	11
Accrued Personnel Costs	0
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	(2)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**9**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**9**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(332)
Total Retained Earnings	2,776
Total NASDAQ OMX Stockholders' Equity	**2,444**
Total Noncontrolling Interest	-
Total Equity	**2,444**
Total Liabilities Minority Interest and Stockholders Equity	**2,453**

Nasdaq, Inc.

Unconsolidated Statement of Income -Shareholder.com B.V. (Merged into Adenza Netherlands B.V. 12/202

(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,328
Total Revenues	**1,328**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,328**
Operating Expenses:	-
Compensation and Benefits	**752**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	132
Technology and Comm Infrastructure	2
Occupancy	27
Regulatory	-
General Administrative and Other	90
Merger Related Expenses Total	-
Restructuring Charges	2
Total Operating Expenses	1,005
Operating Income	323
Total Interest Income	44
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	367
Income Tax provisions	(1)
Net Income before Minority Interest	368
Net (gain) loss attributable to noncontrolling interests	-
Net Income	368

Nasdaq, Inc.
Unconsolidated Balance Sheet -Simplitium Ltd (Sold 4/2025)
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(0)
Accumulated Other Comprehensive Income/(Loss)	(29)
Total Retained Earnings	29
Total NASDAQ OMX Stockholders' Equity	**0**
Total Noncontrolling Interest	-
Total Equity	**0**
Total Liabilities Minority Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -Simplitium Ltd (Sold 4/2025)
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	87
Financial Technology	856
Market Services	-
Other	446
Total Revenues	**1,389**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**1,389**
Operating Expenses:	**-**
Compensation and Benefits	**322**
Marketing and Advertising	**12**
Depr and Amortization	**79**
Professional and Contract Services	143
Technology and Comm Infrastructure	328
Occupancy	(1)
Regulatory	-
General Administrative and Other	118
Merger Related Expenses Total	1
Restructuring Charges	-
Total Operating Expenses	1,003
Operating Income	386
Total Interest Income	36
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	422
Income Tax provisions	60
Net Income before Minority Interest	362
Net (gain) loss attributable to noncontrolling interests	-
Net Income	362

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	9,082
Investments	-
Total Receivables - Net	17,991
Current restricted Cash and Cash equivalents	-
Other Current Assets	34,168
Margin Deposits & Default Fund	-
Total Current Assets	**61,241**
Long Term Assets:	
Total Property and Equipment - Net	11,509
Goodwill	10,672
Other Intangibles	-
Non Current Deferred Taxes	725
Other Long Term Assets	1,530
Right of use asset	24
Total Long Term Assets	**24,459**
Total Assets	**85,700**
LIABILITIES	
AP and Accrued Expenses	1,637
Accrued Personnel Costs	4,193
Deferred Revenue	11,142
Lease liability - current	24
Other Accrued Liabilities	(954)
Other Current Liabilities	(227)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**15,814**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	91
Lease liability - non current	-
All Other Long Term Liabilities	694
Long Term Liabilities	**785**
Total Liabilities	**16,600**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,487
Accumulated Other Comprehensive Income/(Loss)	(16,344)
Total Retained Earnings	82,958
Total NASDAQ OMX Stockholders' Equity	**69,101**
Total Noncontrolling Interest	-
Total Equity	**69,101**
Total Liabilities Minority Interest and Stockholders Equity	**85,700**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	133,146
Market Services	-
Other	5
Total Revenues	**133,151**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**133,151**
Operating Expenses:	**-**
Compensation and Benefits	**15,761**
Marketing and Advertising	**9**
Depr and Amortization	**4,031**
Professional and Contract Services	35,316
Technology and Comm Infrastructure	24,690
Occupancy	1,090
Regulatory	-
General Administrative and Other	4,556
Merger Related Expenses Total	-
Restructuring Charges	173
Total Operating Expenses	85,625
Operating Income	47,526
Total Interest Income	836
Total Interest Expense	(0)
Dividend and Investment Income	**570**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	48,932
Income Tax provisions	15,358
Net Income before Minority Interest	33,574
Net (gain) loss attributable to noncontrolling interests	-
Net Income	33,574

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	1,765
Investments	-
Total Receivables - Net	4,487
Current restricted Cash and Cash equivalents	-
Other Current Assets	24,410
Margin Deposits & Default Fund	-
Total Current Assets	**30,662**
Long Term Assets:	
Total Property and Equipment - Net	3,233
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	998
Other Long Term Assets	242
Right of use asset	-
Total Long Term Assets	**4,473**
Total Assets	**35,135**
LIABILITIES	
AP and Accrued Expenses	32
Accrued Personnel Costs	4,177
Deferred Revenue	3,412
Lease liability - current	-
Other Accrued Liabilities	5
Other Current Liabilities	(20)
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**7,606**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	0
Lease liability - non current	-
All Other Long Term Liabilities	284
Long Term Liabilities	**284**
Total Liabilities	**7,891**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	7,327
Accumulated Other Comprehensive Income/(Loss)	(2,459)
Total Retained Earnings	22,376
Total NASDAQ OMX Stockholders' Equity	**27,244**
Total Noncontrolling Interest	-
Total Equity	**27,244**
Total Liabilities Minority Interest and Stockholders Equity	**35,135**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	14,577
Market Services	-
Other	10,273
Total Revenues	**24,850**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**24,850**
Operating Expenses:	**-**
Compensation and Benefits	**10,393**
Marketing and Advertising	**6**
Depr and Amortization	**832**
Professional and Contract Services	3,304
Technology and Comm Infrastructure	1,637
Occupancy	428
Regulatory	-
General Administrative and Other	654
Merger Related Expenses Total	-
Restructuring Charges	2
Total Operating Expenses	17,255
Operating Income	7,595
Total Interest Income	820
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	8,414
Income Tax provisions	2,565
Net Income before Minority Interest	5,849
Net (gain) loss attributable to noncontrolling interests	-
Net Income	5,849

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(80)
Total Retained Earnings	80
Total NASDAQ OMX Stockholders' Equity	**(0)**
Total Noncontrolling Interest	-
Total Equity	**(0)**
Total Liabilities Minority Interest and Stockholders Equity	**(0)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	31
Total Revenues	**31**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**31**
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	30
Technology and Comm Infrastructure	43
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	73
Operating Income	(42)
Total Interest Income	2
Total Interest Expense	(220)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(260)
Income Tax provisions	-
Net Income before Minority Interest	(260)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(260)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Ukraine
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	1,589
Investments	-
Total Receivables - Net	563
Current restricted Cash and Cash equivalents	-
Other Current Assets	35
Margin Deposits & Default Fund	-
Total Current Assets	**2,187**
Long Term Assets:	
Total Property and Equipment - Net	17
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**17**
Total Assets	**2,205**
LIABILITIES	
AP and Accrued Expenses	29
Accrued Personnel Costs	528
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**557**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**557**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	375
Accumulated Other Comprehensive Income/(Loss)	(512)
Total Retained Earnings	1,786
Total NASDAQ OMX Stockholders' Equity	**1,648**
Total Noncontrolling Interest	-
Total Equity	**1,648**
Total Liabilities Minority Interest and Stockholders Equity	**2,205**

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Ukraine
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	6,751
Total Revenues	**6,751**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**6,751**
Operating Expenses:	**-**
Compensation and Benefits	**3,405**
Marketing and Advertising	**-**
Depr and Amortization	**3**
Professional and Contract Services	2,404
Technology and Comm Infrastructure	6
Occupancy	324
Regulatory	-
General Administrative and Other	132
Merger Related Expenses Total	45
Restructuring Charges	18
Total Operating Expenses	6,338
Operating Income	414
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	414
Income Tax provisions	85
Net Income before Minority Interest	329
Net (gain) loss attributable to noncontrolling interests	-
Net Income	329

Nasdaq, Inc.
Unconsolidated Balance Sheet -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	24
Total Retained Earnings	(24)
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Technology and Comm Infrastructure	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -TOV AxiomSL
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	4
Investments	-
Total Receivables - Net	1,467
Current restricted Cash and Cash equivalents	-
Other Current Assets	2
Margin Deposits & Default Fund	-
Total Current Assets	**1,472**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	135
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**135**
Total Assets	**1,607**
LIABILITIES	
AP and Accrued Expenses	(19)
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**(19)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	135
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**135**
Total Liabilities	**116**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	54
Accumulated Other Comprehensive Income/(Loss)	(11)
Total Retained Earnings	1,448
Total NASDAQ OMX Stockholders' Equity	**1,491**
Total Noncontrolling Interest	-
Total Equity	**1,491**
Total Liabilities Minority Interest and Stockholders Equity	**1,607**

Nasdaq, Inc.
Unconsolidated Statement of Income -TOV AxiomSL
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	982
Total Revenues	**982**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**982**
Operating Expenses:	-
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	23
Technology and Comm Infrastructure	-
Occupancy	7
Regulatory	-
General Administrative and Other	(47)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	(17)
Operating Income	999
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	999
Income Tax provisions	2
Net Income before Minority Interest	997
Net (gain) loss attributable to noncontrolling interests	-
Net Income	997

Nasdaq, Inc.
Unconsolidated Balance Sheet -Verafin Solutions ULC
(in thousands, unaudited)

	Year Ended December 31, 2025
ASSETS	
Current Assets:	
Cash & Equivalents	1,032
Investments	-
Total Receivables - Net	28,714
Current restricted Cash and Cash equivalents	-
Other Current Assets	377
Margin Deposits & Default Fund	-
Total Current Assets	**30,122**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1,373
Other Long Term Assets	21
Right of use asset	-
Total Long Term Assets	**1,394**
Total Assets	**31,516**
LIABILITIES	
AP and Accrued Expenses	348
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	0
Other Accrued Liabilities	948
Other Current Liabilities	12,107
Margin Deposits & Default Fund	-
Current Debt Obligations	-
Current Liabilities	**13,402**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,042
Non-current deferred revenue	-
Lease liability - non current	0
All Other Long Term Liabilities	-
Long Term Liabilities	**1,042**
Total Liabilities	**14,445**
EQUITY	-
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	168,667
Accumulated Other Comprehensive Income/(Loss)	(149)
Total Retained Earnings	(151,446)
Total NASDAQ OMX Stockholders' Equity	**17,071**
Total Noncontrolling Interest	-
Total Equity	**17,071**
Total Liabilities Minority Interest and Stockholders Equity	**31,516**

Nasdaq, Inc.
Unconsolidated Statement of Income -Verafin Solutions ULC
(in thousands, unaudited)

	Year Ended December 31, 2025
REVENUE	-
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	50
Total Revenues	**50**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**50**
Operating Expenses:	**-**
Compensation and Benefits	**(34)**
Marketing and Advertising	**(47)**
Depr and Amortization	-
Professional and Contract Services	(2,695)
Technology and Comm Infrastructure	1,365
Occupancy	108
Regulatory	-
General Administrative and Other	1,622
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	320
Operating Income	(270)
Total Interest Income	259
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) on sale of entity	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(12)
Income Tax provisions	3,220
Net Income before Minority Interest	(3,232)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(3,232)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Whittaker & Garnier Limited (Dissolved 11/2025)
(in thousands, unaudited)

Notes: (Dissolved 11/2025)

Exhibit I

Consolidated Financial Statements

Nasdaq Texas, LLC and Subsidiary (formerly known as Nasdaq BX, Inc. and Subsidiary)
Year Ended December 31, 2025
With Report of Independent Auditors

Nasdaq Texas, LLC and Subsidiary

Consolidated Financial Statements

Year Ended December 31, 2025

Contents

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Report of Independent Auditors

The Member and Management of Nasdaq Texas, LLC and Subsidiary

Opinion

We have audited the consolidated financial statements of Nasdaq Texas, LLC and Subsidiary (the "Company") which comprise the consolidated balance sheet as of December 31, 2025, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst & Young LLP

June 24, 2026

Nasdaq Texas, LLC and Subsidiary

Consolidated Balance Sheet
(In Thousands)

December 31, 2025

Assets		
Cash	$	7
Receivables, net		6,961
Receivable from Nasdaq, Inc., net		55,154
Goodwill		31,048
Intangible assets, net		49,800
Other assets		14,914
Total assets	$	157,884
Liabilities and stockholder's equity		
Accounts payable and accrued expenses	$	486
Deferred tax liability		8,365
Deferred revenue		340
Other accrued liabilities		907
Total liabilities		10,098
Nasdaq Texas, LLC stockholder's equity:		
Retained earnings		48,904
Additional paid-in-capital		98,882
Total stockholder's equity		147,786
Total liabilities and stockholder's equity	$	157,884

See accompanying notes to consolidated financial statements.

Nasdaq Texas, LLC and Subsidiary

Consolidated Statement of Income

(In Thousands)

Year Ended December 31, 2025

Revenues:	
Market Services	$ 146,867
Capital Access Platforms	9,798
Financial Technology	17,436
Total revenues	174,101
Transaction-based expenses	
Transaction rebates	(70,662)
Brokerage, clearance, and exchange fees	(9,190)
Total transaction-based expenses	(79,852)
Revenues less transaction-based expenses	94,249
Operating expenses:	
Depreciation and amortization	88
Professional and contract services	158
Technology and communication infrastructure	1,573
Regulatory fees	1,497
General, administration, and other	885
Total operating expenses	4,201
Income before income taxes	90,048
Provision for income taxes	19,454
Net income	$ 70,594

See accompanying notes to consolidated financial statements.

Nasdaq Texas, LLC and Subsidiary

Consolidated Statement of Changes in Stockholder's Equity
(In Thousands)

Year Ended December 31, 2025

	Retained Earnings	Additional Paid-In Capital	Total Stockholder's Equity
Balance at January 1, 2025	44,310	$98,882	$143,192
Net income	70,594	—	70,594
Dividend Distribution	(66,000)	—	(66,000)
Balance at December 31, 2025	$48,904	$98,882	$147,786

See accompanying notes to consolidated financial statements.

Nasdaq Texas, LLC and Subsidiary

Consolidated Statement of Cash Flows
(In Thousands)

Year Ended December 31, 2025

Cash flows from operating activities		
Net income	$	70,594
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		88
Deferred taxes, net		(2,027)
Net change in operating assets and liabilities:		
Receivables, net		3,041
Receivable from Nasdaq, Inc.		(6,011)
Other assets		6,338
Accounts payable and accrued expenses		(187)
Section 31 fees payable to the SEC		(6,520)
Other accrued liabilities		668
Deferred revenue		12
Net cash provided by operating activities		65,996
Cash flow from financing activities		
Dividend to parent		(66,000)
Cash used by financing activities		(66,000)
Net change in cash		(4)
Cash at beginning of period		11
Cash at end of period	$	7
Supplemental disclosure of cash flow information		
Cash paid for income taxes	$	21,481

See accompanying notes to consolidated financial statements.

Nasdaq Texas, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2025

1. Nature of Operations

Established in 1834, Nasdaq BX, Inc. and Subsidiary ("Nasdaq BX" or "BX") which became Nasdaq Texas, LLC and Subsidiary effective February 13, 2026 (the "Company", "TX", the "Exchange" or "we") is a wholly-owned subsidiary of Nasdaq, Inc. ("Nasdaq" or the "Parent"). As of December 31, 2025, TX is the parent of its wholly-owned subsidiary, Boston Stock Exchange Clearing Corporation ("BSECC" or the "Clearing Corporation").

Effective February, 13, 2026, the Exchange also converted from a corporation organized under the laws of the state of Delaware to a limited liability company (''LLC'') organized under the laws of the state of Texas. In conjunction with the conversion, the Exchange changed its legal name from Nasdaq BX, Inc. to Nasdaq Texas, LLC. References to ''Nasdaq BX'' and ''BX'' (with the exception of the Options Rules) changed to ''Nasdaq Texas.'' References to ''Nasdaq BX, Inc.'' changed to ''Nasdaq Texas, LLC.'' Also, current references to ''BX Options'' or ''BX'' within the Options Rules changed to ''NTX Options'' or ''NTX.''

As a Self-Regulatory Organization ("SRO"), TX is committed to advancing market integrity through the enforcement of the Securities and Exchange Commission's ("SEC") Federal Securities Laws and Exchange Rules.

BSECC is a registered clearing agency but has no current existing operations or plans for operations. TX and BSECC are subject to regulatory oversight by the SEC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements, which include the accounts of TX and its wholly-owned subsidiary in which TX has a controlling financial interest, are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB"). All intercompany accounts and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the period presented. These adjustments are of a normal recurring nature.

Use of Estimates

The preparation of the Exchange's consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Receivables, Net

The Exchange's receivables are primarily related to monthly transaction fees. Receivables are shown net of allowances for credit losses. The allowance is maintained at a level that management believes to be sufficient to absorb expected losses over the life of our accounts receivable portfolio. The allowance is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries.

The allowance is primarily based on an aging methodology. This method applies loss rates based on historical loss information which is disaggregated and, as deemed necessary, is adjusted for other factors and considerations that could impact collectability. In developing our estimate of lifetime expected credit losses, we also consider business, economic, and market conditions that may affect customers' ability to pay, as well as identifiable changes in the risk characteristics of our customer base.

In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), the Exchange determines whether a specific provision for bad debts is required. Accounts receivable are written-off against the allowance for uncollectible accounts when collection efforts cease. Due to changing economic, business and market conditions, the Exchange reviews the reserve for uncollectible accounts periodically and makes changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), the Exchange's estimates of recoverability could be reduced by a material amount. The total reserve for uncollectible accounts netted against receivables on the Consolidated Balance Sheet was immaterial as of December 31, 2025.

Goodwill

Goodwill represents the excess of purchase price over the value assigned to the net assets, including identifiable intangible assets, of a business acquired. Goodwill is assessed for impairment annually in the fourth quarter of our fiscal year using carrying amounts as of October 1, or more frequently if conditions exist that indicate that the asset may be impaired, such as changes in the business climate, poor indicators of operating performance or the sale or disposition of a significant portion of a reporting unit. When testing goodwill for impairment, we have an option of first performing a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount as the basis to determine if it necessary to perform a quantitative impairment test. If the initial assessment indicates it is more likely than not that the carrying value of a reporting unit exceeds its respective fair value, a quantitative goodwill test is required. In performing the quantitative test, we compare the fair value of the reporting unit with its carrying amount. If the carrying amount of the reporting unit exceeds the respective fair value, an impairment charge is recognized in an amount equal to the difference, limited to the total amount of goodwill allocated to the reporting unit. We chose to complete a qualitative assessment. Based on our qualitative assessment, it was determined a quantitative assessment was not required.

The Exchange has concluded that, for purposes of its goodwill impairment test, it has a single reporting unit. The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2025. Future disruptions to our business and events, such as prolonged economic weakness or unexpected significant declines in operating results of our business, may result in goodwill impairment charges in the future.

Intangible Assets, Net

Intangible assets primarily include customer relationships, an SRO license, and a clearing license. The SRO and clearing licenses have indefinite lives.

Intangible assets with finite lives, such as customer relationships, are amortized on a straight-line basis over their average estimated useful lives which is 20 years. The estimated useful life of customer relationships is determined based on an analysis of the historical attrition rates of customers and an analysis of the legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of customer relationships.

For finite-lived intangible assets subject to amortization, impairment is assessed when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset exceeds its fair value and is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

Intangible assets deemed to have indefinite useful lives are not amortized but instead are tested for impairment at least annually and more frequently whenever events or changes in circumstances indicate that the fair value of the asset may be less than its carrying amount. Similar to goodwill impairment testing, the Exchange tests for impairment of indefinite-lived intangible assets during the fourth quarter of our fiscal year using carrying amounts as of October 1.

The Exchange completed the required annual impairment tests, which determined that there were no impairments for the year ended December 31, 2025.

Deferred Revenue

Deferred revenue represents cash payments received for services not yet rendered and are yet to be recognized as revenue. Deferred revenue relates to membership dues and fees that are collected annually and amortized into income on a monthly basis over the applicable future year. The fees related to future periods are included in *Deferred revenue* on the Consolidated Balance Sheet.

Revenue Recognition and Transaction-Based Expenses

Contract Balances

Substantially all our revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. The related accounts receivable balances are recorded in the Consolidated Balance Sheets as receivables which are net of an allowance for credit losses.

For the majority of our contracts with our customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year.

Revenue Recognition

Our primary revenue contract classifications are described below, which represent those that depict similar economic characteristics of the nature, amount, timing and uncertainty of our revenues and cash flows.

Market Services

Market Services revenues includes cash equity trading and equity derivative trading revenues. TX charges transaction fees for trades executed on the exchange, as well as on orders that are routed to and executed on other market venues. Transaction fees are based on trading volumes for trades executed on the exchange. TX satisfies its performance obligation for trading services upon the execution of a customer trade, as trading transactions are substantially complete when they are executed and we have no further obligation to the customer at that time. Transaction-based trading fees can be variable and are based on trade volume tiered discounts. Transaction revenues, as well as any tiered volume discounts, are calculated and billed monthly in accordance with our published fee schedules. We also pay liquidity payments to customers based on our published fee schedules. We use these payments to improve the liquidity on our markets and therefore recognize those payments as a transaction-based expense.

For cash equity trading, we credit a portion of the per share execution charge to the market participant that takes the liquidity. For equity derivative trading, we credit a portion of the per share execution charge to the market participant that provides the liquidity. We record these credits as transaction rebates that are included in transaction-based expense in the Consolidated Statement of Income. These transaction rebates are paid on a monthly basis and the amounts due are included in *Accounts payable and accrued expenses* in the Consolidated Balance Sheet.

TX pays Section 31 fees to the SEC for supervision and regulation of securities markets. We pass these costs along to our customers through our cash equity and equity derivative trading fees. We collect the fees as a pass-through charge from organizations executing eligible trades on our exchange and we recognize these amounts in transaction-based expenses when incurred. Since the amount recorded as revenues is equal to the amount recorded as transaction-based expenses, there is no impact on our revenues less transaction-based expenses.

Under our Limitation of Liability Rule and procedures, we may, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform. We do not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable.

We provide market participants with a wide variety of alternatives for connecting to and accessing our markets for a fee. These participants are charged monthly fees for connectivity and support in accordance with our published fee schedules. These fees are recognized on a monthly basis when the performance obligation is met. Revenues for providing access to our markets, connection services and monthly exchange membership and registration fees are recognized on a monthly basis as the service is provided.

Market Services revenue also includes revenues earned from the Exchange's participation in the Consolidated Tape A and B as well as the Unlisted Trading Privileges ("UTP") revenue sharing plan ("UTP Plan"). The Nasdaq Stock Market LLC, an affiliate of the Exchange, operates as the exclusive Securities Information Processor of the UTP Plan for the collection, consolidation, and dissemination of best bid and offer information and last transaction information from markets that quote and trade in Nasdaq-listed securities. After deducting costs, as permitted under the revenue sharing provision of the UTP Plan, the UTP Plan administrator distributes the tape revenues to the respective UTP Plan participants, including TX.

TX also earns revenues from the sale of the Exchange's trade and quote information through the Options Price Reporting Authority, LLC ("OPRA"). The Exchange earns a portion of OPRA's net income based on its pro rata share of industry volume. OPRA revenue is recorded monthly on a trade date basis.

Capital Access Platforms

Capital Access Platforms collects, processes, and creates information and earns revenues as a distributor of its own data, as well as select third-party content. The Exchange provides varying levels of quote and trade information to market participants and to data distributors, who in turn sell subscriptions for this information to the public. The Exchange earns revenues primarily based on the number of data subscribers and distributors of its data. U.S. market data revenues are recognized on a monthly basis. These revenues, which are subscription based, are recognized over the term of the subscription since the customer receives and consumes the benefit as TX provides the service.

Financial Technology

Financial Technology revenues includes our trade management services business. Trade management services provide market participants with a wide variety of alternatives for connecting to and accessing our markets for a fee. Our marketplaces may be accessed via a number of different protocols used for quoting, order entry, trade reporting and connectivity to various data feeds. These revenues are charged and recognized on a monthly basis when earned.

Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by Nasdaq. The Exchange uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated Nasdaq financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that are expected to be in effect when these differences are realized.

If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure the Exchange's unrecognized tax benefits, management determines whether a tax position is more-likely-than-not to be sustained upon examination of Nasdaq, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized for the portion of its share in the consolidated financial statements. Interest and penalties related to income tax matters are recognized in the *Provision for income taxes* on the Consolidated Statement of Income.

3. Related-Party Transactions

TX engages in related-party transactions with the Parent and its affiliates. Third-party revenues earned by TX are collected on its behalf by the Parent resulting in receivables from affiliated companies. Additionally, expenses incurred by TX are settled on its behalf by the Parent or the Parent's other subsidiary and allocated through intercompany charges resulting in payables to affiliated companies.

Substantially all expenses of the Exchange are settled on the Exchange's behalf by Nasdaq and are charged to the Exchange, at cost, through intercompany charges.

TX, its parent, and affiliates share certain services such as accounting, finance, legal, and other administrative support. Expenses related to these shared services are allocated to the Exchange and its affiliates through intercompany charges based on an allocation model. These expenses represent amounts related to the Exchange's proportionate share of each expense incurred. Expenses allocated to the Exchange totaled $3.1 million for the year ended December 31, 2025 and are included in *General, administration, and other* and *Technology and communication infrastructure* on the Statement of Income.

The Exchange incurs expenses relating to equities and options contracts routed to other venues on behalf of the Exchange by Nasdaq Execution Services, LLC ("NES"), resulting in payables to affiliated companies. NES is an SEC registered broker-dealer subsidiary of the Parent. TX incurred $0.5 million in transaction fees from NES for shares and contracts routed from TX included in *Brokerage, clearance, and exchange fees* on Consolidated Statement of Income. The Exchange also earns transaction and access fees from NES for equities shares and option contracts routed to TX, resulting in amounts receivable from affiliated companies. TX earned $0.5 million in transaction revenue, net from NES for options contracts routed to TX. TX earned $0.1 million in transaction and access fees, net from NES for equity shares routed to TX and are included in *Market Services* on the Consolidated Statement of Income.

A Regulatory Services Agreement exists between TX, The Nasdaq Stock Market LLC ("EXCH"), Nasdaq PHLX LLC ("PHLX"), Nasdaq ISE, LLC ("ISEL"), Nasdaq GEMX, LLC ("GEMX"), and Nasdaq MRX ("MRX") that allows one SRO to use the regulatory services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

At December 31, 2025, $55.2 million remained in *Receivable from Nasdaq, Inc.*. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with Nasdaq's intercompany settlement policy. Also in 2025, the Exchange paid a dividend of $66.0 million to the Parent. This transaction between the Exchange and the Parent was settled through Receivable from Nasdaq, Inc. The Exchange records all transactions to and from affiliates, including tax, subject to the netting arrangement into a single account.

4. Goodwill and Intangible Assets

On August 29, 2008, Nasdaq completed the acquisition of TX for approximately $43.3 million. The acquisition was treated as a business combination for accounting purposes. As a result, push-down accounting was applied for the associated intangible assets, related deferred tax liabilities, and goodwill balances.

Goodwill

At December 31, 2025, goodwill relating to the 2008 acquisition was $31.0 million. There were no changes to goodwill during the year ended December 31, 2025.

The Exchange completed the required annual qualitative impairment test, which determined that goodwill was not impaired for the year ended December 31, 2025. Further disruptions to our business and events, such as prolonged economic weakness and unexpected significant declines in operating results of our business, may result in goodwill impairment charges in the future.

Intangible Assets

The Exchange completed the required annual impairment assessment, which determined that indefinite-lived intangible assets were not impaired for the year ended December 31, 2025.

The following table presents details of the Exchange's total purchased intangible assets, both finite- and indefinite-lived as of December 31, 2025:

	Gross Carrying Amount	Accumulated Amortization	Net Intangible Assets
		(In Thousands)	
Finite-lived intangible assets			
Customer relationships	$ 2,000	$ (2,000)	$ —
Total finite-lived intangible assets	2,000	(2,000)	—
Indefinite-lived intangible assets			
SRO and clearing license	$ 49,800	—	$ 49,800
Total indefinite-lived intangible assets	49,800	—	49,800
Total intangible assets	$ 51,800	$ (2,000)	$ 49,800

Amortization expense for purchased finite-lived intangible assets was $78 thousand for the year ended December 31, 2025, and is included in *Depreciation and amortization* on the Consolidated Statement of Income.

There are no estimated future amortization expenses of purchased finite-lived intangible assets.

5. Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state and local income tax returns filed by Nasdaq. For these jurisdictions, the Exchange computes its provision for income taxes by applying the rate applicable to the consolidated Nasdaq group to the Exchange's own taxable income. With respect to each taxable period for which a consolidated or unitary tax return is filed by Nasdaq, which includes the Exchange, Nasdaq shall pay to and has the right to receive from the Exchange an amount based on the Exchange's stand-alone operating results using the tax rate applicable to Nasdaq. Additionally, the Exchange also files separate tax returns in certain states that are taxed based on Exchange's tax rates.

The Exchange’s income tax provision (benefit) consists of the following amounts:

	Year ended December 31, 2025 *(In Thousands)*
Current:	
Federal	$ 17,365
State and local	4,116
Total current income taxes	21,481
Deferred:	
Federal	(560)
State and local	(1,467)
Total deferred income taxes	(2,027)
Total provision for income taxes	$ 19,454

A reconciliation of the U.S. federal statutory rate to the Exchange’s effective tax rate is as follows:

	Year ended December 31, 2025
Reconciliation of statutory U.S. federal income tax rates:	
Federal	21.0%
State taxes	3.1
Changes to tax rates	(1.3)
Other	(1.2)
Effective tax rate	21.6%

The temporary differences, which give rise to the Exchange's deferred tax assets and (liabilities) consisted of the following:

	Year Ended December 31, 2025 (*In Thousands*)
Deferred tax assets:	
Bad debt	$ 3,069
Other	1,081
Gross deferred tax assets	4,150
Less: valuation allowance	—
Total deferred tax assets, net of valuation allowance	4,150
Deferred tax liabilities:	
Acquired intangible assets	(12,507)
Other	(8)
Total gross deferred tax liabilities	(12,515)
Net deferred tax liabilities	$ (8,365)

As of December 31, 2025, the Exchange did not have any valuation allowance against its deferred tax assets.

The Exchange's operating results are included in the consolidated federal income tax return and applicable state and local income tax returns filed by Nasdaq. Nasdaq's federal income tax return is subject to examination by the Internal Revenue Service for tax years 2022 through 2025. Several state tax returns are currently under examination by the respective tax authorities for the years 2014 through 2024.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year Ended December 31, 2025 (*in Thousands*)
Beginning balance	$ 3,446
Additions as a result of tax positions taken in the current period	742
Decreases related to prior period tax positions	$ (170)
Ending balance	$ 4,018

Unrecognized tax benefits in the table above, if recognized in the future, would affect our effective tax rate. The Exchange does not believe that our unrecognized tax benefits will materially change over the next 12 months.

We did not recognize any material interest and/or penalties related to income tax matters in the provision for income taxes in the Consolidated Statement of Income for the year ended December 31, 2025. No material accrued interest and penalties, net of tax effect was recorded as of December 31, 2025.

6. Commitments and Contingencies

Regulatory Matters

SROs in the securities industry are an essential component of the regulatory structure of the Securities Exchange Act of 1934 (the “Exchange Act”), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. A Regulatory Services Agreement exists between PHLX, EXCH, ISEL, GEMX, MRX, and TX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make records available to the SEC for examination. The Exchange has been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course. To the extent such actions or reviews and inspections result in regulatory or other changes, the Exchange may be required to modify the manner in which the Exchange conducts its business, which may adversely affect its business.

The Financial Industry Regulatory Authority (“FINRA”) provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. We have a limited direct regulatory role in conducting real-time market monitoring, certain options surveillance, rulemaking and some membership functions through Nasdaq’s MarketWatch department. The Exchange refers suspicious trading behavior discovered by its regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

Under our Limitation of Liability Rule and procedures, the Exchange, subject to certain caps, provides compensation for losses directly resulting from the trading systems’ actual failure to correctly process an order, quote, message or other data into our platform. The Exchange does not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable. The Limitation of Liability Rule and procedures apply to both cash equity and derivative trading in the aggregate. There was no liability for potential claims recorded on the Consolidated Balance Sheet as of December 31, 2025.

General Litigation

TX may be involved in litigation arising in the normal course of business. TX is not a party to any litigation that management believes could have a material adverse effect on TX's business, financial condition, or operating results. Consequently, no legal reserve has been recorded or is deemed necessary as of December 31, 2025.

7. Risks and Uncertainties

The Exchange's market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of its market participants to use its markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the exchange.

The markets in which TX competes are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. The Exchange may not be able to keep up with rapid technological and other competitive changes affecting its industry. For example, TX must continue to enhance its electronic trading platforms to remain competitive, and its business will be negatively affected if its electronic trading platforms fail to function as expected. If TX is unable to develop its electronic trading platforms to include other products and markets, or if its electronic trading platforms do not have the required functionality, performance, capacity, reliability and speed required by its business, as well as by its customers, it may not be able to compete successfully. Further, TX's failure to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development efforts, could have a material adverse effect on its business, financial condition and operating results.

TX is exposed to credit risk related to transaction, access, and market data services that are billed to customers on a monthly basis, in arrears. TX's potential exposure to credit losses on these transactions is represented in the receivables, net balance on the Consolidated Balance Sheet. The Exchange's customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates changes in the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect TX's consolidated financial position and results of operations.

TX's business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of its markets, including its pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that TX submits. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on TX's business, financial condition and operating results. TX must compete not only with ATSs, known collectively as dark pools, that are not subject to the same SEC approval process but also with other exchanges that may have lower regulation and surveillance costs than it. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

In November 2024, the SEC approved changes to the governance of the equity securities information processors to be implemented within 30 months of the effective date of the approval. In December 2020, the SEC adopted a rule to modify the infrastructure for the collection, consolidation and dissemination of market data for exchange-listed national market stocks. If both of these rules are fully implemented, they may adversely affect our revenues. The timing for the implementation of the December 2020 rule is currently unknown, and we believe that it may take two to three years to fully implement. If both rules are ultimately implemented, demand for certain of our proprietary tape share data products may be reduced, or we may have to reduce our pricing to compete with other entrants into the market for consolidated data.

In 2016, the SEC approved a plan for Nasdaq and other exchanges to establish a market-wide consolidated audit trail ("CAT") to improve regulators' ability to monitor trading activity. Implementation of a CAT has resulted in significant additional expenditures, including to implement the costly and complex new technology. In September 2023, the SEC approved a "Funding Model" for the CAT that allocated one-third of CAT expenses to the SROs, including TX, and two-thirds of CAT expenses to the industry. This SEC approval order was appealed to the 11th Circuit U.S. Court of Appeals, which issued an opinion in July 2025 vacating the Funding Model. The court's decision was subject to a temporary stay that expired at the end of November 2025. As a result, we may be subject to a delay in recovering expenses or be unable to recover those expenses. The SROs have yet to seek reimbursement for a portion of their expenses related to delivery of certain technology. If the SEC determines that we failed to timely or properly deliver the technology, we may forfeit recovery of an undetermined portion of those expenses. At December 31, 2025, TX holds $12.7 million, net of reserve of $12.2 million, as a net receivable included in Other assets on the Consolidated Balance Sheet.

8. Fair Value of Financial Instruments

The Exchange's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Consolidated Balance Sheet for *Cash* approximate fair value based on the on-demand nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including *Receivables, net*, *Receivable from Nasdaq, Inc.*, *net, Accounts payable and accrued expenses*, *Other accrued liabilities,* and *Deferred revenue* are reported at their contractual amounts, which approximate fair value.

9. Segments

The Company manages, allocates resources, and operates and provides our products and services as one reportable business segment. The Company evaluates the performance of the business segment based on several factors, of which the primary financial measure is net income or loss. The Company has determined that our chief operating decision maker is our President. The Company considers the total expenses of $4.2 million to be significant.

10. Subsequent Events

The Exchange has evaluated subsequent events through June 24, 2026, the date the financial statements were available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.